As filed with the Securities and Exchange Commission on January 16, 2004
Registration No. 333-109965

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to
Form S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Dynavax Technologies Corporation

(Exact Name of Registrant as Specified in its Charter)

Delaware	2836	94-3378733
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

717 Potter Street, Suite 100

Berkeley, CA 94710-2722
(510) 848-5100
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Dino Dina, M.D.

President and Chief Executive Officer
Dynavax Technologies Corporation
717 Potter Street, Suite 100
Berkeley, CA 94710-2722
(510) 848-5100
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:

John W. Campbell, Esq. Morrison & Foerster LLP 425 Market Street San Francisco, California 94105	Alan C. Mendelson, Esq. Patrick A. Pohlen, Esq. Latham & Watkins LLP 135 Commonwealth Drive Menlo Park, California 94025

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated January 16, 2004

Prospectus

6,000,000 shares

Common Stock

         This is the initial public offering of Dynavax Technologies Corporation. No public market currently exists for our common stock.

We currently anticipate the initial public offering price of our common stock to be between $12.00 and $14.00 per share. We applied to have our common stock listed on the Nasdaq National Market under the symbol “DVAX.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 6 of this prospectus.

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds, Before Expenses, to Dynavax	$	$

      We have granted the underwriters a 30-day option to purchase up to 900,000 additional shares to cover any over-allotments.

Delivery of shares will be made on or about                           , 2004.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Bear, Stearns & Co. Inc.	Deutsche Bank Securities

Piper Jaffray

The date of this prospectus is                     , 2004

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

PROSPECTUS SUMMARY

      This summary highlights what we believe is the most important information about Dynavax and the transaction. This summary does not contain all the information that you should consider before buying shares in this offering. Before you decide to invest in our common stock, we urge you to read the entire prospectus carefully, including the risk factors and consolidated financial statements and related notes included in this prospectus.

Our Business

      We discover, develop and intend to commercialize innovative products to treat and prevent allergies, infectious diseases and chronic inflammatory diseases. Our clinical development programs are based primarily on proprietary short sequences of synthetic deoxyribonucleic acid, or DNA, which redirect the immune system’s response to infectious pathogens and enhance its ability to fight disease and control chronic inflammation. Because these DNA sequences stimulate an immune system response, we call them immunostimulatory sequences, or ISS. Based on results from Phase II trials, we plan to initiate Phase III trials for two ISS-based product candidates in 2004. We have a third product candidate in early Phase II trials and a number of earlier stage clinical and preclinical programs. We retain full commercial rights for all of our product candidates.

Lead Product Candidates

      Our lead product candidates, which are based on a single proprietary ISS, address large market segments and we believe they provide significant advantages over current therapies. Our lead product candidates include:

•	AIC for Ragweed Allergy. We have developed a novel injectable product candidate to treat ragweed allergy that we call AIC. Ragweed allergy is the most common seasonal allergy in North America. Unlike existing products, which treat chronic ragweed allergy symptoms, AIC targets the underlying cause of ragweed-induced seasonal allergic rhinitis. We are currently planning a two-year, multi-site Phase IIb study to evaluate the efficacy of AIC, which we anticipate will provide data to support approval in the U.S., and plan to begin enrolling patients in the first quarter of 2004. AIC has completed ten Phase I and Phase II trials to date involving more than 175 treated patients and appears to be well tolerated. In Phase II trials AIC has provided evidence of clinical improvement in allergy symptoms, which suggests that AIC may be effective in treating ragweed allergy.

•	Hepatitis B Prophylaxis. We are nearing completion of two Phase II trials and are currently planning to initiate Phase III trials outside of the U.S. in 2004 for our hepatitis B vaccine. In Phase I and Phase II trials our hepatitis B vaccine induced more rapid immunity with fewer immunizations compared to currently available vaccines. We believe that our hepatitis B vaccine has the potential to increase efficacy achieved in the field, decreasing the spread of hepatitis B. We intend to commercialize our hepatitis B vaccine only outside the U.S.

•	Asthma. Our inhaled therapeutic product candidate for asthma is in a pilot Phase II trial. Results from our Phase I trial demonstrated that our product candidate was well tolerated and may have the potential to suppress both clinical symptoms and the underlying inflammatory response associated with asthma. Our asthma product candidate may confer long-term relief following a single course of administration, providing advantages over current treatments, which require chronic use.

      The clinical trials process is lengthy and expensive and outcomes are uncertain. Even if earlier trials yield encouraging results, subsequent trials can fail for a variety of reasons, including lack of efficacy or safety issues. In addition, the FDA has requested companies to repeat clinical trials, conduct additional studies or suspend clinical development altogether based upon its independent review of clinical trials data. We do not believe any of our product candidates will be commercially available, if approved, until 2007, at the earliest.

Other Product Candidates

      Beyond these lead product candidates, we have an ISS-based cancer therapeutic in Phase I trials and preclinical programs targeting additional allergies, therapies to treat viral diseases and improved, or next generation, vaccines using our ISS technology. We have also developed a number of new types of proprietary ISS molecules and formulations that make use of the different ways in which the innate immune system responds to ISS. In addition, we are developing drugs based on a novel class of small molecules called thiazolopyrimidines, or TZPs, for the treatment of certain chronic inflammatory diseases.

Benefits of ISS

      We believe ISS have the following benefits:

•	ISS work by changing or reprogramming the immune system responses that cause disease, rather than just treating the symptoms of disease;

•	ISS influence immune system responses in targeted and highly specific ways by redirecting the response of only certain immune system cells involved in specific diseases. As a result, ISS do not alter the ability of the immune system to mount an appropriate response to other infecting pathogens or cause a generalized activation of the immune system, which might otherwise give rise to an autoimmune response; and

•	ISS, in conjunction with allergens or antigens, establish populations of special cells called memory cells. These memory cells allow the immune system to respond appropriately to future encounters with these specific pathogens or allergens, leading to long-lasting therapeutic effects.

Strategy

      Our goal is to become a leading biopharmaceutical company focused on discovering, developing and commercializing therapeutics for the treatment of allergies, infectious diseases and chronic inflammatory diseases. The key elements of our business strategy include:

•	completing the development and commercialization of our lead product candidates;

•	continuing to advance and build our product portfolio focused on allergies, infectious diseases and chronic inflammatory diseases;

•	continuing the development of our proprietary ISS technologies to further expand the versatility and potency of our second generation product candidates;

•	maintaining ownership of lead product candidates, generally through demonstration of clinical efficacy;

•	selectively establishing corporate collaborations with global pharmaceutical and biotechnology companies to assist in the further joint development and commercialization of our products; and

•	potentially building a small direct sales organization targeting narrow specialty or therapeutic areas, where feasible.

Other Information

      We were incorporated in California in August 1996 under the name Double Helix Corporation, and we changed our name to Dynavax Technologies Corporation in September 1996. We reincorporated in Delaware in 2001. Our principal offices are located at 717 Potter Street, Suite 100, Berkeley, California 94710-2722. Our telephone number is (510) 848-5100. Our Internet address is www.dynavax.com. Information contained on our website does not constitute a part of this prospectus.

      Dynavax Technologies is a registered trademark of Dynavax Technologies Corporation. Each of the other trademarks, trade names or service marks appearing in this prospectus belongs to its respective holder.

The Offering

Common stock offered by us	6,000,000 shares

Common stock to be outstanding after this offering	23,673,756 shares

Use of proceeds	For continued development of clinical and preclinical stage programs and for general corporate purposes. See “Use of Proceeds” for more information.

Proposed Nasdaq National Market symbol	DVAX

      The number of shares of common stock to be outstanding immediately after the offering is based upon 17,673,756 shares of common stock outstanding as of September 30, 2003. This number assumes the exchange of 15,200,000 ordinary shares of our subsidiary, Dynavax Asia Pte. Ltd., issued in October 2003, into 2,111,111 shares of our common stock upon the completion of this offering, and the automatic conversion of all shares of preferred stock outstanding as of September 30, 2003 into 13,712,128 shares of common stock upon the completion of this offering (which includes 100,102 anti-dilution shares of common stock that are issuable to existing preferred stockholders as a result of the issuance of ordinary shares of Dynavax Asia Pte. Ltd.).

      This number excludes:

•	911,695 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2003 at a weighted average exercise price of $2.13 per share;

•	3,500,000 shares of common stock reserved for issuance under our 2004 stock incentive plan and our 2004 non-employee director option program, which will become effective upon the closing of this offering;

•	250,000 shares of common stock available for issuance under our 2004 employee stock purchase plan, which will become effective upon the closing of this offering; and

•	84,411 shares of common stock issuable upon the exercise of a warrant at the exercise price of $6.18 per share.

      Unless otherwise noted, all information in this prospectus assumes that:

•	we have completed a one-for-three reverse stock split of our common stock prior to the closing of this offering;

•	the underwriters will not exercise their option to purchase additional shares of common stock to cover over-allotments, if any;

•	all outstanding shares of our preferred stock will have converted automatically into shares of common stock upon the closing of this offering; and

•	we have adopted an amended and restated certificate of incorporation.

Summary Consolidated Financial Data

      You should read the following summary financial data in conjunction with our consolidated financial statements and the related notes, “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

						Nine Months Ended
	Year Ended December 31,					September 30,

	1998	1999	2000	2001	2002	2002	2003

						(unaudited)

	(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Collaboration and other revenue	$—	$450	$2,054	$2,359	$1,427	$1,356	$119
Operating expenses:
Research and development*	5,978	6,049	8,267	17,363	15,965	12,050	10,050
General and administrative*	1,116	1,396	3,451	4,527	4,121	3,094	3,210

Total operating expenses	7,094	7,445	11,718	21,890	20,086	15,144	13,260

Loss from operations	(7,094)	(6,995)	(9,664)	(19,531)	(18,659)	(13,788)	(13,141)
Interest income, net	316	436	1,149	1,119	621	463	329

Net loss	(6,778)	(6,559)	(8,515)	(18,412)	(18,038)	(13,325)	(12,812)
Deemed dividend related to beneficial conversion feature of mandatorily redeemable convertible preferred stock	—	—	(18,209)	—	—	—	—

Net loss attributable to common stockholders	$(6,778)	$(6,559)	$(26,724)	$(18,412)	$(18,038)	$(13,325)	$(12,812)

Net loss per share attributable to common stockholders, basic and diluted	$(11.39)	$(7.72)	$(20.86)	$(11.96)	$(10.60)	$(7.94)	$(7.21)

Shares used in computing net loss per share attributable to common stockholders, basic and diluted	595	850	1,281	1,539	1,701	1,678	1,778

Pro forma net loss per share attributable to common stockholders, basic and diluted(1)					$(1.28)		$(0.83)

Shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted(1)					14,063		15,390

*	Includes non-cash charges for stock-based compensation expense as follows (in thousands):

						Nine Months Ended
	Year Ended December 31,					September 30,

	1998	1999	2000	2001	2002	2002	2003

						(unaudited)
Research and development	$—	$94	$492	$1,007	$953	$734	$790
General and administrative	—	52	699	1,049	868	744	360

	$—	$146	$1,191	$2,056	$1,821	$1,478	$1,150

(1)	See Note 3 to our Notes to Consolidated Financial Statements for a description of pro forma net loss per share attributable to common stockholders.

     The summary unaudited consolidated balance sheet data as of September 30, 2003 is presented below:

•	on an actual basis;

•	on a pro forma basis to reflect the sale of 15,200,000 shares of ordinary stock of our subsidiary, Dynavax Asia Pte. Ltd., issued in October 2003 for gross proceeds of $15.2 million.

•	on a pro forma as adjusted basis to reflect: (1) the sale of shares of common stock offered by this prospectus at an assumed initial public offering price of $13.00 per share, after deducting underwriting discounts and commissions, estimated offering expenses payable by us and a one-time cash payment to the University of California of approximately $217,000; (2) the automatic conversion of all shares of preferred stock outstanding as of September 30, 2003 into 13,712,128 shares of common stock upon the completion of this offering (which includes 100,102 anti-dilution shares of common stock that are issuable to existing preferred stockholders as a result of the issuance of ordinary shares of Dynavax Asia Pte. Ltd.); and (3) the exchange of 15,200,000 shares of ordinary stock of Dynavax Asia Pte. Ltd. into 2,111,111 shares of our common stock upon the completion of this offering.

	September 30, 2003

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(unaudited)

	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$17,558	$32,758	$103,540
Working capital	14,617	29,817	100,599
Total assets	19,141	34,341	105,123
Minority interest	—	15,200	—
Convertible preferred stock	83,635	83,635	—
Total stockholders’ equity (net capital deficiency)	(68,042)	(68,042)	101,575

RISK FACTORS

      You should carefully consider the following information about the principal risks of our business, together with the other information contained in this prospectus, before you decide to buy our common stock. If any of the following risks actually occurs, you may lose all or part of the money you paid to buy our common stock.

Risks Related to Our Early Stage of Development and Need for Financing

We have incurred substantial losses since inception and do not have any commercial products that generate revenue.

      We have experienced significant operating losses in each year since our inception in August 1996. Before 2003, almost all of our revenue resulted from payments made under collaboration agreements that have since lapsed or been mutually terminated. Currently, all of our revenue results from payments received under various government grant programs. These grants are subject to annual review based on the achievement of milestones and other factors and will terminate in 2006 at the latest. Our accumulated deficit was approximately $74.8 million as of September 30, 2003, and we anticipate that we will incur substantial additional operating losses for the foreseeable future. These losses have been, and will continue to be, principally the result of the various costs associated with our research and development activities. We expect our losses to increase primarily as a consequence of our continuing product development efforts.

      We do not have any products that generate revenue. We expect to begin Phase IIb and Phase III trials for AIC, an immunotherapy for ragweed allergy and Phase III trials for our hepatitis B vaccine in 2004. Our product candidates may never be commercialized, and we may never generate product-related revenue. Our ability to generate revenue depends upon:

•	demonstrating in clinical trials that our product candidates are safe and effective, in particular, in the planned Phase III trials for AIC and our hepatitis B vaccine;

•	obtaining regulatory approvals for our product candidates in the U.S. and international markets;

•	entering into collaborative relationships on commercially reasonable terms for the development, manufacturing, sales and marketing of our product candidates, and then successfully managing these relationships; and

•	commercial acceptance of our products, in particular AIC and our hepatitis B vaccine.

      If we are unable to generate revenues or achieve profitability, we may be required to significantly reduce or discontinue our operations or raise additional capital under adverse circumstances.

If we are unable to secure additional funding, we will have to reduce or discontinue operations.

      We believe our existing capital resources, together with the estimated net proceeds of this offering, will be sufficient to meet our anticipated cash requirements for the next 24 months. We do not believe that we will have product revenue until 2007, at the earliest. Because of the significant time and resources it will take to develop our product candidates, potentially commercialize them and generate revenue, we will require substantial additional capital resources, in addition to the proceeds of this offering, in order to continue our operations, and any such funding may not cover our costs of operations.

      We may be unable to obtain additional capital from financing sources or from agreements with collaborators on acceptable terms, or at all. If at any time sufficient capital is not available, we may be required to delay, reduce the scope of, eliminate or divest one or more of our research, preclinical or clinical programs or discontinue our operations.

Risks Related to Our Business and Industry

All of our product candidates are unproven, and our success depends on our product candidates being approved through uncertain and time-consuming regulatory processes. Failure to prove our products safe and effective in clinical trials and obtain regulatory approvals could require us to discontinue operations.

      None of our product candidates has been proven safe and effective in clinical trials or approved for sale in the U.S. or any foreign market. Any product candidate we develop is subject to extensive regulation by Federal, state and local governmental authorities in the U.S., including the Food and Drug Administration, or FDA, and by foreign regulatory agencies. Our success is primarily dependent on our ability to obtain regulatory approval for AIC, our ragweed allergy product candidate, and our hepatitis B vaccine product candidate. We intend to commercialize our hepatitis B vaccine only outside the U.S., which will require us to seek approval from foreign regulatory agencies. Approval processes in the U.S. and in other countries are uncertain, take many years and require the expenditure of substantial resources. Product development failure can occur at any stage of clinical trials and as a result of many factors, many of which are not under our control.

      Currently, only three of our product candidates have advanced to Phase II clinical trials: AIC, our hepatitis B vaccine and our inhaled therapeutic for treatment of asthma. We have only limited clinical data for these product candidates, some of which may not be supportive of ultimate regulatory approval. In particular, in one of our Phase II trials for AIC, which was conducted in Canada in 2001 and 2002, there was no impact on clinical symptom scores or medication use in the first year of the two-year trial. We will need to demonstrate in Phase III clinical trials that each product candidate is safe and effective before we can obtain necessary approvals from the FDA and foreign regulatory agencies. We are currently planning to initiate a two-year, multi-site Phase IIb trial in the first quarter of 2004 in the U.S. for AIC. We expect to begin planning later in 2004 a confirmatory Phase III trial for AIC, which will focus on the 2005 ragweed season. We also expect to initiate Phase III trials in 2004 for our hepatitis B vaccine outside the U.S. The FDA or foreign regulatory agencies may require us to conduct additional clinical trials prior to approval in their jurisdictions.

      Many new drug candidates, including many drug candidates that have completed Phase III clinical trials, have shown promising results in early clinical trials and subsequently failed to establish sufficient safety and efficacy to obtain regulatory approval. Despite the time and money expended, regulatory approvals are never guaranteed. Failure to complete clinical trials and prove that our products are safe and effective would have a material adverse effect on our ability to eventually generate revenue and could require us to reduce the scope of or discontinue our operations.

Our clinical trials may be suspended, delayed or terminated at any time. Even short delays in the commencement and progress of our trials may lead to substantial delays in the regulatory approval process for our product candidates, which will impair our ability to generate revenue.

      We may suspend or terminate clinical trials at any time for various reasons, including regulatory actions by the FDA or foreign regulatory agencies, actions by institutional review boards, failure to comply with good clinical practice requirements and concerns regarding health risks to test subjects. In addition, our ability to conduct clinical trials for some of our product candidates, notably AIC and our asthma product candidate, is limited due to the seasonal nature of ragweed allergy and allergic asthma. Even a small delay in a trial for any of these product candidates could require us to delay commencement of the trial until the next appropriate season, which could result in a delay of an entire year. Consequently, we may experience additional delays in obtaining regulatory approval for these product candidates.

      Suspension, termination or unanticipated delays of our clinical trials for AIC or our hepatitis B vaccine may:

•	adversely affect our ability to commercialize or market any product candidates we may develop;

•	impose significant additional costs on us;

•	potentially diminish any competitive advantages that we may attain;

•	adversely affect our ability to enter into collaborations, receive milestone payments or royalties from potential collaborators; and

•	limit our ability to obtain additional financing on acceptable terms, if at all.

If we receive regulatory approval for our product candidates, we will be subject to ongoing FDA and foreign regulatory obligations and continued regulatory review, which may be costly and subject us to various enforcement actions.

      Any regulatory approvals that we receive for our product candidates are likely to contain requirements for post-marketing follow-up studies, which may be costly. Product approvals, once granted, may be withdrawn if problems occur after commercialization. Thus, even if we receive FDA and other regulatory approvals, our product candidates may later exhibit qualities that limit or prevent their widespread use or that force us to withdraw those products from the market.

      In addition, we or our contract manufacturers will be required to adhere to Federal regulations setting forth current good manufacturing practice. The regulations require that our product candidates be manufactured and our records maintained in a prescribed manner with respect to manufacturing, testing and quality control activities. Furthermore, we or our contract manufacturers must pass a pre-approval inspection of manufacturing facilities by the FDA and foreign regulatory agencies before obtaining marketing approval and will be subject to periodic inspection by the FDA and corresponding foreign regulatory agencies under reciprocal agreements with the FDA. Further, to the extent that we contract with third parties for the manufacture of our products, our ability to control third-party compliance with FDA requirements will be limited to contractual remedies and rights of inspection. Failure to comply with regulatory requirements could prevent or delay marketing approval or require the expenditure of money or other resources to correct. Failure to comply with applicable requirements may also result in warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution, any of which could be harmful to our ability to generate revenue and our stock price.

Our product candidates in clinical trials rely on a single lead ISS compound, 1018 ISS, and most of our earlier stage programs rely on ISS-based technology. Serious adverse safety data relating to either 1018 ISS or other ISS-based technology may require us to reduce the scope of or discontinue our operations.

      Our product candidates in clinical trials are based on 1018 ISS, and substantially all of our research and development programs use ISS-based technology. If any of our product candidates in clinical trials produce serious adverse safety data, we may be required to delay or discontinue all of our clinical trials. In addition, as all of our clinical product candidates contain 1018 ISS, potential collaborators may also be reluctant to establish collaborations for our products in distinct therapeutic areas due to the common safety risk across therapeutic areas. If adverse safety data are found to apply to our ISS-based technology as a whole, we may be required to discontinue our operations.

A key part of our business strategy is to establish collaborative relationships to commercialize and fund development of our product candidates. We may be unsuccessful in establishing and managing collaborative relationships, which may significantly limit our ability to develop and commercialize our products successfully, if at all.

      We will have to establish collaborative relationships to obtain domestic and international sales, marketing and distribution capabilities for our product candidates. We also intend to enter into collaborative relationships to provide funding to support our research and development programs. Currently we have established only one collaborative relationship, which is for our hepatitis B vaccine and hepatitis B therapeutic product candidates. The process of establishing collaborative relationships is difficult, time-consuming and involves significant uncertainty. Moreover, even if we do establish collaborative relationships, our collaborators may seek to renegotiate or terminate their relationships with us due to unsatisfactory clinical results, a change in business strategy, a change of control or other reasons. If any collaborator fails to fulfill its responsibilities in a timely manner, or at all, our research, clinical development or commercialization efforts related to that collaboration could be delayed or terminated, or it may be necessary for us to assume responsibility for activities that would otherwise have been the responsibility of our collaborator. If we are unable to establish and maintain collaborative relationships on acceptable terms, we may have to delay or discontinue further development of one or more of our product candidates, undertake development and commercialization activities at our own expense or find alternative sources of funding.

We rely on third parties to supply component materials necessary for our clinical product candidates and manufacture product candidates for our clinical trials. Loss of these suppliers or manufacturers, or failure to replace them may delay our clinical trials and research and development efforts and may result in additional costs, which would preclude us from producing our product candidates on commercially reasonable terms.

      We rely on contract relationships with third parties to obtain the component materials that are necessary for our clinical product candidates and to manufacture our product candidates for clinical trials. Termination or interruption of these relationships may occur due to circumstances that are outside our control, resulting in higher costs or delays in our product development efforts.

      In particular, we have relied on a single supplier to produce our ISS for clinical trials. ISS is a critical component of both of our AIC and hepatitis B vaccine product candidates. To date, we have manufactured only small quantities of ISS ourselves for research purposes. If we were unable to maintain or replace our existing source for ISS, we would have to establish an in-house ISS manufacturing capability, incurring increased capital and operating costs and potential delays in commercializing our product candidates. We or other third parties may not be able to produce ISS at a cost, quantity and quality that is available from our current third-party supplier.

      In addition, we do not currently have a contract manufacturer for AIC or enough AIC to supply ongoing clinical and, potentially, commercial needs. We believe that our existing supplies of AIC are only sufficient for us to conduct our currently planned Phase IIb clinical trial. We intend to qualify and enter into manufacturing agreements with one or more new commercial-scale contract manufacturers to produce additional supplies of AIC as required for completion of clinical trials and commercialization. If we are unable to complete such agreements, we would have to establish an internal commercial scale manufacturing capability for AIC, incurring increased capital and operating costs, delays in the commercial development of AIC and higher manufacturing costs than we have experienced to date.

We intend to contract with one or more third parties to conduct our planned Phase IIb and Phase III clinical trials for AIC and Phase III trials for our hepatitis B vaccine. If these third parties do not carry out their contractual obligations or meet expected deadlines, our planned clinical trials may be delayed and we may fail to obtain the regulatory approvals necessary to commercialize AIC or our hepatitis B vaccine.

      We are unable to independently conduct our planned clinical trials for AIC or our hepatitis B vaccine, and we intend to contract with third party contract research organizations to manage and conduct these trials. If these third parties do not carry out their contractual duties or obligations or meet expected deadlines, if the third parties need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to failure to adhere to our clinical protocols or for other reasons, our planned clinical trials may be extended, delayed or terminated. Any extension, delay or termination of our trials would delay our ability to commercialize AIC or our hepatitis B vaccine and generate revenue.

If any products we develop are not accepted by the market or if regulatory agencies limit our labeling indications or marketing claims, we may be unable to generate significant revenue, if any.

      We do not anticipate that any of our product candidates will be commercially available until 2007, if at all. Furthermore, even if we obtain regulatory approval for our product candidates and are able to successfully commercialize them, our product candidates may not gain market acceptance among physicians, patients, health care payors and the medical community. The FDA or other regulatory agencies could limit the labeling indication for which our product candidates may be marketed or could otherwise constrain our marketing claims, reducing our or our collaborators’ ability to market the benefits of our products to particular patient populations. If we are unable to successfully market any approved product candidates, or are limited in our marketing efforts by regulatory limits on labeling indications or marketing claims, our ability to generate revenues could be significantly impaired.

      In particular, treatment with AIC, if approved, will require a series of injections, and we expect that some of the patients that currently take oral or inhalable pharmaceutical products to treat their allergies would not consider our product. We believe that market acceptance of AIC will also depend on our ability to offer competitive pricing, increased efficacy and improved ease of use as compared to existing or potential new allergy treatments.

      We expect that Asia will be the primary target market for our hepatitis B vaccine, if approved. While we may seek partners for purposes of commercializing this product candidate in Asian and other non-U.S. markets in addition to or as a replacement for our current collaborative partner, which has an exclusive option to commercialize our hepatitis B vaccine and therapeutic product candidates, marketing challenges vary by market and could limit or delay acceptance in any particular country. We believe that market acceptance of our hepatitis B vaccine will depend on our ability to offer increased efficacy and improved ease of use as compared to existing or potential new hepatitis B vaccine products.

We face uncertainty related to coverage, pricing and reimbursement due to health care reform and heightened scrutiny from third party payors, which may make it difficult or impossible to sell our product candidates on commercially reasonable terms.

      In both domestic and foreign markets, our ability to generate revenues from the sales of any approved product candidates in excess of the costs of producing the product candidates will depend in part on the availability of reimbursement from third party payors. Existing laws affecting the pricing and coverage of pharmaceuticals and other medical products by government programs and other third party payors may change before any of our product candidates are approved for marketing. In addition, third party payors are increasingly challenging the price and cost-effectiveness of medical products and services. Significant uncertainty therefore exists as to coverage and reimbursement levels for newly approved health care products, including pharmaceuticals. Because we intend to offer products, if approved, that involve new technologies and new approaches to treating disease, the willingness of third party payors to reimburse for our products is particularly uncertain. We will have to charge a price for our products that is sufficiently high to enable us to recover the considerable capital resources we have spent and will continue to spend on product development. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize a return on our investment in product development. If it becomes apparent, due to changes in coverage or pricing of pharmaceuticals in our market or a lack of reimbursement, that it will be difficult, if not impossible, for us to generate revenue in excess of costs, we will need to alter our business strategy significantly. This could result in significant unanticipated costs, harm our future prospects and reduce our stock price.

Many of our competitors have greater financial resources and expertise than we do. If we are unable to successfully compete with existing or potential competitors despite these disadvantages we may be unable to generate revenue and our business will be harmed.

      We compete with many companies and institutions, including pharmaceutical companies, biotechnology companies, academic institutions and research organizations, in developing alternative therapies to treat or prevent allergy, infectious diseases, asthma and cancer, as well as those focusing more generally on the immune system. Competitors may develop more effective, more affordable or more convenient products or may achieve earlier patent protection or commercialization of their products. These competitive products may render our product candidates obsolete or limit our ability to generate revenues from our product candidates. Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and marketing than we do.

      AIC, if approved, will compete directly with conventional allergy shots and indirectly with antihistamines, steroid hormones called corticosteroids and anti-leukotrine agents, which block symptoms caused by inflammatory molecules, including those produced by GlaxoSmithKline Plc, Merck & Co., Inc. and AstraZeneca Plc. Since our AIC ragweed allergy treatment would require a series of injections, we expect that some of the patients that currently take oral or inhalable pharmaceutical products to treat their allergies would not consider our product.

      Our hepatitis B vaccine, if approved, will compete with existing three-shot vaccines produced by GlaxoSmithKline Plc and Merck & Co., Inc., among others, as well as potentially with a two-shot vaccine in clinical development by GlaxoSmithKline Plc.

      Existing and potential competitors may also compete with us for qualified scientific and management personnel, as well as for technology that would be advantageous to our business. If we are unable to compete with existing and potential competitors we may not be able to obtain financing, sell our product candidates or generate revenues.

We intend to develop, seek regulatory approval for and market our product candidates outside the U.S., requiring a significant commitment of resources. Failure to successfully manage our international operations could result in significant unanticipated costs and delays in regulatory approval or commercialization of our hepatitis B vaccine and therapeutic product candidates.

      We currently intend to conduct certain operations relating to our hepatitis B vaccine and therapeutic product candidates through Dynavax Asia Pte. Ltd., or Dynavax Asia, our subsidiary based in Singapore. We intend to commercialize our hepatitis B vaccine only outside the U.S. due to the presence of third-party patents in the U.S. covering hepatitis B surface antigen, a key component of our hepatitis B vaccine, that extend until as late as 2019. Developing, seeking regulatory approval for and marketing our product candidates outside the U.S. could impose substantial burdens on our resources and divert management’s attention from domestic operations. We may also conduct operations in other foreign jurisdictions.

      International operations are subject to risk, including:

•	the difficulty of managing geographically distant operations, including recruiting and retaining qualified employees, locating adequate facilities and establishing useful business support relationships in the local community;

•	compliance with varying international regulatory requirements;

•	securing international distribution, marketing and sales capabilities;

•	adequate protection of our intellectual property rights;

•	difficulties and costs associated with complying with a wide variety of complex international laws and treaties;

•	legal uncertainties and potential timing delays associated with tariffs, export licenses and other trade barriers;

•	adverse tax consequences;

•	the fluctuation of conversion rates between foreign currencies and the U.S. dollar; and

•	geopolitical risks.

      If we are unable to successfully manage our international operations, we may incur significant unanticipated costs and delays in regulatory approval or commercialization of our hepatitis B vaccine and therapeutic product candidates, as well as other product candidates that we may choose to commercialize internationally, which would impair our ability to generate revenue.

We use hazardous materials in our business. Any claims or liabilities relating to improper handling, storage or disposal of these materials could be time consuming and costly to resolve.

      Our research and product development involve the controlled storage, use and disposal of hazardous and radioactive materials and biological waste. We are subject to Federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and certain waste products. We are currently in compliance with all government permits that are required for the storage, use and disposal of these materials. However, we cannot eliminate the risk of accidental contamination or injury to persons or property from these materials. In the event of an accident related to hazardous materials, we could be held liable for damages, cleanup costs or penalized with fines, and this liability could exceed the limits of our insurance policies and exhaust our internal resources. We may have to incur significant costs to comply with future environmental laws and regulations.

We face product liability exposure which, if not covered by insurance, could result in significant financial liability.

      While we have not experienced any product liability claims to date, the use of any of our product candidates in clinical trials and the sale of any approved products will subject us to potential product liability claims and may raise questions about a product’s safety and efficacy. As a result, we could experience a delay in our ability to commercialize one or more of our product candidates or reduced sales of any approved product candidates. In addition, a product liability claim may exceed the limits of our insurance policies and exhaust our internal resources. We have obtained limited product liability insurance coverage in the amount of $1 million for clinical trials with umbrella coverage of an additional $3 million. This coverage may not be adequate or may not continue to be available in sufficient amounts, at an acceptable cost or at all. We also may not be able to obtain commercially reasonable product liability insurance for any product approved for marketing in the future. A product liability claim, product recalls or other claims, as well as any claims for uninsured liabilities or in excess of insured liabilities, would divert our management’s attention from our business and could result in significant financial liability.

Risks Related to Our Intellectual Property and Intellectual Property Litigation

If the combination of patents, trade secrets and contractual provisions that we rely on to protect our intellectual property is inadequate, the value of our product candidates will decrease.

      Our success depends on our ability to:

•	obtain and protect commercially valuable patents or the rights to patents both domestically and abroad;

•	operate without infringing upon the proprietary rights of others; and

•	prevent others from successfully challenging or infringing our proprietary rights.

      We will be able to protect our proprietary rights from unauthorized use only to the extent that these rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. We try to protect our proprietary rights by filing and prosecuting U.S. and foreign patent applications. Legal standards relating to the validity and scope of patent claims in the biopharmaceutical field can be highly uncertain, are still evolving and involve complex legal and factual questions for which important legal principles remain unresolved. The biopharmaceutical patent environment outside the U.S. is even more uncertain. We may be particularly affected by this for products with significant markets outside the U.S. For example, we expect to market our hepatitis B vaccine, if approved, in foreign countries with high incidences of hepatitis B, particularly in Asia. The risks and uncertainties that we face with respect to our patents and other proprietary rights include the following:

•	we might not have been the first to make the inventions covered by each of our pending patent applications and issued patents;

•	we might not have been the first to file patent applications for these inventions;

•	the pending patent applications we have filed or to which we have exclusive rights may not result in issued patents or may take longer than we expect to result in issued patents;

•	the claims of any patents that are issued may not provide meaningful protection;

•	our issued patents may not provide a basis for commercially viable products or may not be valid or enforceable;

•	we might not be able to develop additional proprietary technologies that are patentable;

•	the patents licensed or issued to us or our collaborators may not provide a competitive advantage;

•	patents issued to other companies, universities or research institutions may harm our ability to do business;

•	other companies, universities or research institutions may independently develop similar or alternative technologies or duplicate our technologies and commercialize discoveries that we attempt to patent; and

•	other companies, universities or research institutions may design around technologies we have licensed, patented or developed.

      We also rely on trade secret protection and confidentiality agreements to protect our interests in proprietary know-how that is not patentable and for processes for which patents are difficult to enforce. We cannot be certain that we will be able to protect our trade secrets adequately. Any leak of confidential data into the public domain or to third parties could allow our competitors to learn our trade secrets. If we are unable to adequately obtain or enforce proprietary rights we may be unable to commercialize our products, enter into collaborations, generate revenue or maintain any advantage we may have with respect to existing or potential competitors.

If third parties successfully assert that we have infringed their patents and proprietary rights or challenge the validity of our patents and proprietary rights, we may become involved in intellectual property disputes and litigation that would be costly, time consuming, and delay or prevent development of our product candidates.

      We may be exposed to future litigation by third parties based on claims that our product candidates, proprietary technologies or the licenses on which we rely, infringe their intellectual property rights, or we may be required to enter into litigation to enforce patents issued or licensed to us or to determine the scope or validity of another party s proprietary rights. If we become involved in any litigation, interference or other administrative proceedings related to our intellectual property or the intellectual property of others, we will incur substantial expenses and it will divert the efforts of our technical and management personnel. Others may succeed in challenging the validity of our issued and pending claims. If we are unsuccessful in defending or prosecuting any such claim we could be required to pay substantial damages and we may be unable to commercialize our product candidates or use these proprietary technologies unless we obtain a license from the third party. A license may require us to pay substantial royalties, require us to grant a cross-license to our technology or may not be available to us on acceptable terms. In addition, we may be required to redesign our technology so it does not infringe a third party s patents, which may not be possible or could require substantial funds and time. Any of these outcomes may require us to change our business strategy and could reduce the value of our business.

      In particular, one of our potential competitors, Coley Pharmaceutical Group, or Coley, has issued U.S. patent claims, as well as patent claims pending with the U.S. Patent and Trademark Office, that, if held to be valid, could require us to obtain a license in order to commercialize one or more of our formulations of ISS in the U.S., including AIC. On December 17, 2003, the United States Patent and Trademark Office declared an interference to resolve first-to-invent disputes between a patent application filed by the Regents of the University of California, which is exclusively licensed to us, and an issued U.S. patent owned by Coley relating to immunostimulatory DNA sequences. The declaration of interference names the Regents of the University of California as senior party, indicating that a patent application filed by the Regents of the University of California and licensed to us was filed prior to a patent application owned by Coley that led to an issued U.S. patent. The interference provides the first forum to challenge the validity and priority of certain of Coley’s patents. If successful, the interference action would establish our founders as the inventors of the inventions in dispute. If we do not prevail in the interference proceeding, we may not be able to obtain patent protection on the subject matter of the interference, which would have a material adverse impact on our business. In addition, if Coley prevails in the interference, it may seek to enforce its rights under issued claims, including, for example, by suing us for patent infringement. Consequently, we may need to obtain a license to issued and/or pending claims held by Coley by paying cash, granting royalties on sales of our products or offering rights to our own proprietary technologies. Such a license may not be available to us on acceptable terms, if at all.

We rely on our licenses from the Regents of the University of California. Impairment of these licenses or our inability to maintain them would severely harm our business.

      Our success depends upon our license arrangements with the Regents of the University of California. These licenses are critical to our research and product development efforts. Our dependence on these licenses subjects us to numerous risks, such as disputes regarding the invention and corresponding ownership rights in inventions and know-how resulting from the joint creation or use of intellectual property by us and the Regents of the University of California, or scientific collaborators. Additionally, our agreements with the Regents of the University of California generally contain diligence or milestone-based termination provisions. Our failure to meet any obligations pursuant to these provisions could allow the Regents of the University of California to terminate any of these licensing agreements or convert them to non-exclusive licenses. In addition, our license agreements with the Regents of the University of California may be terminated or may expire by their terms, and we may not be able to maintain the exclusivity of these licenses. If we cannot maintain licenses that are advantageous or necessary to the development or the commercialization of our product candidates, we may be required to expend significant time and resources to develop or license similar technology.

Risks Related to Our Common Stock and this Offering

We expect that our stock price will be volatile, and your investment may suffer a decline in value.

      There is currently no public market for our common stock. The initial public offering price of our stock will be determined through negotiations between us and representatives of the underwriters, and may not reflect the price that will prevail in the open market. You may not be able to resell your shares at or above the initial public offering price. The market prices for securities of biopharmaceutical companies have in the past been, and are likely to continue in the future to be, very volatile. The market price of our common stock may be subject to substantial volatility depending upon many factors, many of which are beyond our control, including:

•	progress or results of any of our clinical trials, in particular any announcements regarding the progress or results of our planned Phase III trials for AIC and our hepatitis B vaccine;

•	progress of regulatory approval of our product candidates, in particular AIC and our hepatitis B vaccine, and compliance with ongoing regulatory requirements;

•	our ability to establish collaborations for the development and commercialization of our product candidates;

•	market acceptance of our product candidates;

•	our ability to raise additional capital to fund our operations;

•	technological innovations, new commercial products or drug discovery efforts and preclinical and clinical activities by us or our competitors;

•	changes in our intellectual property portfolio or developments or disputes concerning the proprietary rights of our products or product candidates;

•	our ability to obtain component materials and successfully enter into manufacturing relationships for our product candidates or establish manufacturing capacity on our own;

•	maintenance of our existing licensing agreements with the Regents of the University of California;

•	changes in government regulations;

•	issuance of new or changed securities analysts reports or recommendations;

•	general economic conditions and other external factors;

•	actual or anticipated fluctuations in our quarterly financial and operating results; and

•	degree of trading liquidity in our common stock.

      One or more of these factors could cause a decline in the price of our common stock in the public market. In addition, securities class action litigation has often been brought against a company following a decline in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs, divert management’s attention and resources and disrupt our business operations.

If the ownership of our common stock continues to be highly concentrated, it may prevent you and other stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause our stock price to decline.

      Our executive officers, directors and their affiliates beneficially own or control approximately 29.5% of our outstanding common stock as of September 30, 2003 (after giving effect to the conversion of all outstanding shares of our preferred stock and assuming the exchange of 15,200,000 shares of ordinary stock of our subsidiary, Dynavax Asia Pte. Ltd., issued in October 2003, into 2,111,111 shares of our common stock upon the completion of this offering, but assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants), and will beneficially own 22.0% of our outstanding common stock after this offering (21.2% if the underwriters exercise in full their over-allotment option). Accordingly, these executive officers, directors and their affiliates, acting as a group, will have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. These stockholders may also delay or prevent a change of control of us, even if such a change of control would benefit our other stockholders. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors perception that conflicts of interest may exist or arise. See Management and Principal Stockholders for details on our capital stock ownership.

Anti-takeover provisions of our certificate of incorporation, bylaws and Delaware law may prevent or frustrate a change in control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.

      Provisions of our certificate of incorporation and bylaws may delay or prevent a change in control, discourage bids at a premium over the market price of our common stock and adversely affect the market price of our common stock and the voting or other rights of the holders of our common stock. These provisions include:

•	authorizing our Board of Directors to issue additional preferred stock with voting rights to be determined by the Board of Directors;

•	limiting the persons who can call special meetings of stockholders;

•	prohibiting stockholder actions by written consent;

•	creating a classified board of directors pursuant to which our directors are elected for staggered three-year terms;

•	providing that a supermajority vote of our stockholders is required for amendment to certain provisions of our certificate of incorporation and bylaws; and

•	establishing advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

      In addition, we are subject to the provisions of the Delaware corporation law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for five years unless the holder’s acquisition of our stock was approved in advance by our board of directors.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

      The assumed initial public offering price is substantially higher than the book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. Further, investors purchasing common stock in this offering will contribute approximately 43% of the total amount invested by stockholders since our inception to September 30, 2003, but will only own approximately 25% of the shares of common stock outstanding.

      This dilution is due to our investors who purchased shares prior to this offering having paid substantially less per share when they purchased their shares than the price offered to the public in this offering and the exercise of stock options granted to our employees. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the purchase price paid in this offering in the event of a liquidation. For more information, please refer to the section of this prospectus entitled Dilution.

Future sales of our common or preferred stock may lower the market price of our common stock.

      After this offering, we will have outstanding 23,673,756 shares of common stock, based upon 17,673,756 shares of common stock outstanding as of September 30, 2003, which assumes the exchange of 15,200,000 shares of ordinary stock of our subsidiary, Dynavax Asia Pte Ltd., issued in October 2003 into 2,111,111 shares of our common stock upon the completion of this offering and the conversion of all convertible preferred stock into common, but assumes no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants. This includes the 6,000,000 shares we are selling in this offering, which may be resold in the public market immediately. The remaining 74.7%, or 17,673,756 shares, of our total outstanding shares will become available for resale in the public market as shown in the chart below. As restrictions on resale end, the market price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them.

Number of shares/%
of total outstanding	Date of availability for resale into public market
15,562,645 / 65.7%	180 days after the date of this prospectus due to an agreement these shareholders have with the underwriters. However, the underwriters can waive this restriction and allow these shareholders to sell their shares at any time.
2,111,111 / 8.9%	Between 180 and 365 days after the date of this prospectus due to the requirements of the federal securities laws.

      For a more detailed description, please see “Shares Eligible for Future Sale,” on page 69.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

      This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. These forward-looking statements include statements about our:

•	business strategy;

•	uncertainty regarding our future operating results;

•	anticipated sources of funds, including the proceeds from this offering, to fund our operations for the 24 months following the date of this prospectus; and

•	plans, objectives, expectations and intentions contained in this prospectus that are not historical facts.

      All statements, other than statements of historical facts included in this prospectus, regarding our strategy, future operations, financial position, estimated revenues or losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. All forward-looking statements speak only as of the date of this prospectus. You should not place undue reliance on these forward-looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, we may be unable to achieve these plans, intentions or expectations. We disclose important factors that could cause our actual results to differ materially from our expectations under “Risk Factors” and elsewhere in this prospectus. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

      Information regarding market and industry statistics contained in the “Prospectus Summary” and “Business” sections of this prospectus is included based on information available to us that we believe is accurate. It is generally based on academic and other publications that are not produced for purposes of securities offerings or economic analysis.

      Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

      We estimate that we will receive net proceeds of approximately $70,998,000 from the sale of the shares of common stock in this offering, based on an assumed initial public offering price of $13.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, our net proceeds will be approximately $81,879,000. We currently intend to use the net proceeds of this offering for the continued development of our clinical and preclinical stage programs and general corporate purposes.

      Upon completion of this offering, we will make a one time cash payment to the University of California of approximately $217,000, based on an assumed initial public offering price of $13.00 per share. As of the date of this prospectus, we have not allocated any other proceeds for specific purposes. We may also use a portion of the net proceeds of this offering to enter into strategic collaborations with third parties. From time to time, in the ordinary course of business, we expect to evaluate potential strategic collaborations. At this time, however, we do not have any present understandings, commitments or agreements with respect to any material strategic collaborations.

      The amounts and timing of our actual use of proceeds will depend upon numerous factors, including the status of our product development and commercialization efforts, technological advances, the amount of proceeds actually raised in this offering and the amount of cash provided by any potential collaborations. As a result, we cannot specify with certainty the amounts that we may allocate to the particular uses of the net proceeds of this offering. Our management will have significant flexibility and discretion in applying the net proceeds of this offering. Pending any use, we will invest the net proceeds of this offering generally in short-term, investment grade, interest bearing securities but cannot predict that these investments will yield a favorable return.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on shares of our common stock. We currently intend to retain any future earnings for future growth and do not anticipate paying any cash dividends in the foreseeable future.

CAPITALIZATION

      The following table sets forth our unaudited cash, cash equivalents and marketable securities and our capitalization as of September 30, 2003:

•	on an actual basis;

•	on a pro forma basis to give effect to the filing of an amended and restated certificate of incorporation in October 2003 and the sale of 15,200,000 ordinary shares of our subsidiary Dynavax Asia Pte. Ltd. issued in a private financing in October 2003 for gross proceeds of $15.2 million which will be reflected as a minority interest liability until conversion into our preferred or common stock; and

•	on a pro forma basis as adjusted to give effect to (1) the filing of an amended and restated certificate of incorporation to provide for authorized capital stock of 100,000,000 shares of common stock and 5,000,000 shares of preferred stock, (2) the sale by us of 6,000,000 shares of common stock at an assumed initial public offering price of $13.00 per share in this offering and the receipt of the estimated net proceeds therefrom, after deducting underwriting discounts and commissions, estimated offering expenses payable by us and a one-time cash payment to the University of California of approximately $217,000, (3) the conversion of all preferred stock into common stock upon the completion of this offering, and (4) the exchange of 15,200,000 ordinary shares of Dynavax Asia Pte. Ltd. for 2,111,111 shares of our common stock upon the completion of this offering.

      You should read the information in this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes appearing elsewhere in this prospectus.

	September 30, 2003

		Pro	Pro Forma
	Actual	Forma	As Adjusted

	(in thousands, except share
	and per share amounts)
Cash, cash equivalents and marketable securities	$17,558	$32,758	$103,540

Convertible preferred stock: $0.001 par value; 40,731,644 shares authorized, 39,513,864 shares issued and outstanding actual; 61,767,098 shares authorized, 39,513,864 shares issued and outstanding pro forma; no shares issued and outstanding pro forma as adjusted	$83,635	$83,635	$—

Stockholders’ equity (net capital deficiency):
Preferred stock: $0.001 par value; no shares authorized, issued or outstanding actual; no shares authorized, issued or outstanding pro forma; 5,000,000 shares authorized, no shares issued and outstanding pro forma as adjusted	—	—	—
Common stock: $0.001 par value; 17,666,667 shares authorized, 1,850,516 shares issued and outstanding actual; 28,333,333 shares authorized, 1,850,516 shares issued and outstanding pro forma; 100,000,000 shares authorized, 23,673,756 shares issued and outstanding pro forma as adjusted	2	2	24
Additional paid-in capital	10,608	10,608	180,203
Deferred stock compensation	(3,178)	(3,178)	(3,178)
Notes receivable from stockholders	(656)	(656)	(656)
Accumulated other comprehensive income	7	7	7
Accumulated deficit	(74,825)	(74,825)	(74,825)

Total stockholders’ equity (net capital deficiency)	(68,042)	(68,042)	101,575

Total capitalization	$15,593	$15,593	$101,575

DILUTION

      Our net tangible book value as of September 30, 2003 was approximately $(68,042,000), or approximately $(36.76) per share of common stock. Net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Our pro forma net tangible book value reflects the issuance and exchange of 15,200,000 shares of ordinary stock of our subsidiary, Dynavax Asia Pte. Ltd., issued in October 2003 for gross proceeds of $15.2 million, into 2,111,111 shares of our common stock upon the completion of this offering, and assuming the conversion of all shares of preferred stock outstanding as of September 30, 2003 into common stock. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after the offering. After giving effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $13.00 per share and after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of September 30, 2003 would have been approximately $101,575,000, or $4.30 per share. This represents an immediate increase in pro forma net tangible book value of $2.56 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $8.70 per share to purchasers of common stock in this offering.

Assumed initial public offering price per share		$13.00
Net tangible book value per share as of September 30, 2003	$(36.76)
Increase per share due to the issuance and exchange of Dynavax Asia shares and conversion of all shares of preferred stock	$38.50

Pro forma net tangible book value per share before this offering	$1.74
Increase per share attributable to new investors	$2.56

Pro forma net tangible book value per share after the offering		$4.30

Pro forma dilution per share to new investors		$8.70

      The following table sets forth on a pro forma basis as of September 30, 2003, the total number of shares of common stock purchased from us, the total consideration paid for these shares and the average price per share paid by our existing stockholders and by new investors, before deducting underwriting discounts and commissions and estimated offering expenses payable by us at an assumed initial public offering price of $13.00 per share.

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

	(in thousands)
Existing stockholders	17,673,756	75%	$102,690	57%	$5.81
New investors	6,000,000	25%	$78,000	43%	$13.00

Total	23,673,756	100%	$180,690	100%

      This table assumes that no options or warrants were exercised after September 30, 2003. As of September 30, 2003, there were outstanding options to purchase a total of 911,695 shares of common stock at a weighted average exercise price of approximately $2.13 per share and warrant exercisable for 253,233 shares of Series D Preferred Stock, which will convert into a warrant exercisable for 84,411 shares of common stock issuable at the exercise price of $6.18 per share upon the completion of this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

      You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2000, 2001, and 2002 and the consolidated balance sheet data as of December 31, 2001 and 2002 are derived from the audited consolidated financial statements that are included elsewhere in this prospectus. The statements of operations data for the years ended December 31, 1998 and 1999 and the balance sheet data as of December 31, 1998, 1999 and 2000 are derived from our audited consolidated financial statements not included in this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2002 and 2003 and the balance sheet data as of September 30, 2003 are derived from our unaudited interim consolidated financial statements that are included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s consolidated financial position as of September 30, 2003 and consolidated results of operations for the nine months ended September 30, 2002 and 2003. Historical results are not necessarily indicative of the results of operations to be expected for future periods. See Note 3 of “Notes to Consolidated Financial Statements” for a description of the method that we used to compute our historical and pro forma basic and diluted net loss per share attributable to common stockholders.

						Nine Months Ended
	Year Ended December 31,					September 30,

	1998	1999	2000	2001	2002	2002	2003

	(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Collaboration and other revenue	$—	$450	$2,054	$2,359	$1,427	$1,356	$119
Operating expenses:
Research and development*	5,978	6,049	8,267	17,363	15,965	12,050	10,050
General and administrative*	1,116	1,396	3,451	4,527	4,121	3,094	3,210

Total operating expenses	7,094	7,445	11,718	21,890	20,086	15,144	13,260

Loss from operations	(7,094)	(6,995)	(9,664)	(19,531)	(18,659)	(13,788)	(13,141)
Interest income, net	316	436	1,149	1,119	621	463	329

Net loss	(6,778)	(6,559)	(8,515)	(18,412)	(18,038)	(13,325)	(12,812)
Deemed dividend related to beneficial conversion feature of mandatorily redeemable convertible preferred stock	—	—	(18,209)	—	—	—	—

Net loss attributable to common stockholders	$(6,778)	$(6,559)	$(26,724)	$(18,412)	$(18,038)	$(13,325)	$(12,812)

Net loss per share attributable to common stockholders, basic and diluted	$(11.39)	$(7.72)	$(20.86)	$(11.96)	$(10.60)	$(7.94)	$(7.21)

Shares used in computing net loss per share attributable to common stockholders basic and diluted	595	850	1,281	1,539	1,701	1,678	1,778

Pro forma net loss per share attributable to common stockholders, basic and diluted(1)					$(1.28)		$(0.83)

Shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted(1)					14,063		15,390

(1)	See Note 3 to our Notes to Consolidated Financial Statements for a description of pro forma net loss per share attributable to common stockholders.

*	Includes non-cash charges for stock-based compensation expense as follows (in thousands):

						Nine Months Ended
	Year Ended December 31,					September 30,

	1998	1999	2000	2001	2002	2002	2003

Research and development	$—	$94	$492	$1,007	$953	$734	$790
General and administrative	—	52	699	1,049	868	744	360

	$—	$146	$1,191	$2,056	$1,821	$1,478	$1,150

	December 31,
						September 30,
	1998	1999	2000	2001	2002	2003

	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$13,244	$8,479	$26,792	$11,757	$29,410	$17,558
Working capital	12,212	6,634	26,578	9,498	25,913	14,617
Total assets	14,329	9,622	29,590	15,117	31,478	19,141
Equipment financing, net of current portion	328	167	15	—	—	—
Mandatorily redeemable convertible preferred stock	23,124	24,079	45,486	45,479	—	—
Convertible preferred stock	—	—	5,799	5,799	83,635	83,635
Total stockholders’ equity (net capital deficiency)	(10,467)	(16,820)	(23,798)	(40,216)	(56,371)	(68,042)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the following discussion and analysis.

Overview

      We discover, develop and intend to commercialize innovative products to treat and prevent allergies, infectious diseases and chronic inflammatory diseases. Our clinical development programs are based on immunostimulatory sequences, or ISS, which are short DNA sequences that enhance the ability of the immune system to fight disease and control chronic inflammation. Our most advanced clinical programs include AIC, an immunotherapy product candidate for treatment of ragweed allergy that has completed Phase II trials, our hepatitis B vaccine, which is nearing completion of two Phase II trials, and an inhaled therapeutic product candidate for treatment of asthma, which is currently in a pilot Phase II trial. Based on results from Phase II trials, we plan to initiate in 2004 Phase IIb and Phase III trials for AIC and Phase III trials for our hepatitis B vaccine. We intend to commercialize our hepatitis B vaccine only outside the U.S. In addition, we have a cancer therapeutic product in Phase I trials and preclinical programs targeting additional allergies using our ISS technology. We have other preclinical programs focused on chronic inflammation, antiviral therapies and improved, next-generation vaccines using ISS and other technologies.

      We have incurred significant losses since our inception. As of September 30, 2003, we had an accumulated deficit of approximately $74.8 million. We expect to incur substantial and increasing losses as we continue the development of our lead product candidates and advance our preclinical and research programs. It is likely that our lead clinical and preclinical programs will require investments that will increase our current rate of expenditures. If we were to receive regulatory approval for any of our product candidates, we would be required to invest significant capital to develop, or otherwise secure through collaborative relationships, commercial scale manufacturing, marketing and sales capabilities. Even if we are able to obtain approval for our product candidates, we are likely to incur increased operating losses until product sales grow sufficiently to support the organization.

      We do not have any commercial products that generate revenue. Through the fiscal year ended December 31, 2002, we generated revenue primarily through research and development collaboration agreements. For the nine months ended September 30, 2003, our revenue was derived from a government grant.

      Most of our expenditures to date have been for research and development activities and general and administrative expenses. Research and development expense consists of the costs of our preclinical experiments and clinical trials, activities related to regulatory filings, manufacturing our product candidates for our preclinical experiments and clinical trials, compensation and related benefits, facility costs, supplies and depreciation of laboratory equipment. We anticipate that our research and development expense will increase in connection with expanded clinical trials, in particular in connection with our planned Phase III clinical trials for AIC and our hepatitis B vaccine, which we expect to initiate in 2004. However, we manage our business and track our expenses, including our research and development expenses, by department rather than by project. In addition, drug development is characterized by many uncertainties. These uncertainties include the time and resources required to successfully develop safe and effective product candidates, our ability to fund development of and establish collaborative relationships with third parties to commercialize our product candidates and the likelihood, timing and conditions of regulatory approval to commence various stages of clinical trials, and, ultimately, of approval to market our product candidates. Consequently, we are unable to estimate the cost or time required to complete current and future clinical trials in any of our programs. We expense our research and development costs as they are incurred.

      General and administrative expenses consist primarily of compensation and related benefits, facility costs and professional expenses, such as legal, accounting, consulting and public relations. We anticipate that general and administrative expenses will increase as a result of the expected expansion of our business, together with the additional costs associated with operating as a public company.

      We have recorded no provision for Federal and state income taxes since inception. As of December 31, 2002, we had Federal net operating loss carryforwards of approximately $27.0 million. Utilization of net operating loss carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization. We have provided a full valuation allowance on our deferred tax assets because we believe it is more likely than not that our deferred tax assets will not be realized.

Critical Accounting Policies

      Our management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. Actual results may differ from these estimates under different assumptions or conditions.

      While our significant accounting policies are more fully described in Note 2 to our financial statements appearing at the end of this prospectus, we believe that the following accounting policies relating to revenue recognition, clinical trial expenses and stock-based compensation expense are important to understanding and evaluating our reported financial results.

      Revenue Recognition. We recognized revenue from our past collaboration agreements, and currently recognize revenue from our government grants, based on the terms specified in the agreements, generally as work is performed or approximating a straight-line basis over the period of the collaboration or grant. Any amounts received in advance of performance are recorded as deferred revenue. Upfront payments are deferred and amortized over the estimated research and development period. Revenue from milestones with substantive performance risk is recognized upon achievement of the milestone. All revenue recognized to date under these collaborations or grants and milestones is nonrefundable.

      Clinical Trial Expenses. Research and development expenditures are charged to operations as incurred. Our expenses related to clinical trials are based on estimates of the services received and efforts expended pursuant to contracts with multiple research institutions and clinical research organizations that conduct and manage clinical trials on our behalf. The financial terms of these agreements are subject to negotiation and variation from contract to contract and may result in uneven payment flows. Payments under the contracts depend on factors such as the successful enrollment of patients or the completion of clinical trial milestones. Expenses related to clinical trials generally are accrued based on the level of patient enrollment and activity according to the protocol. We monitor patient enrollment levels and related activity to the extent possible and adjust our estimates accordingly.

      Stock-Based Compensation Expense. In connection with the grant of stock options to employees and non-employees, we record deferred stock compensation as a component of stockholders’ equity (net capital deficiency). Deferred stock compensation for options granted to employees is the difference between the estimated fair value of our common stock on the date the options were granted and their exercise price. For stock options granted to non-employees, the fair value of the options, estimated using the Black-Scholes valuation model, is initially recorded on the date of grant. Deferred stock compensation for unvested options granted to non-employees is periodically re-measured, with any change in the estimated fair value from period to period recorded as a change in deferred stock compensation. Deferred stock compensation is amortized as a charge to operations over the vesting periods of the options using the straight-line method. We recorded stock-based compensation expense of approximately $1.2 million, $2.1 million, and $1.8 million for the years ended December 31, 2000, 2001, and 2002, respectively, and approximately $1.2 million for the nine months ended September 30, 2003. The amount of stock-based compensation expense to be recorded in future periods may decrease if unvested options, for which deferred stock compensation has been recorded, are subsequently canceled.

      Since inception through September 30, 2003, the Company has recorded stock-based compensation expense of approximately $6.4 million. As of September 30, 2003, unamortized deferred stock compensation was approximately $3.2 million. Deferred stock compensation to be amortized to expense during the remainder of the year ending December 31, 2003, and during the years ending December 31, 2004, 2005, 2006, and 2007, is expected to be approximately $436,000, $1.3 million, $577,000, $577,000, and $259,000, respectively.

Results of Operations

Nine Months Ended September 30, 2003 and 2002

      Collaboration and other revenue: Our revenue for the nine months ended September 30, 2003 was approximately $119,000, a decrease of 91.2% as compared to approximately $1.4 million in revenue for the nine months ended September 30, 2002. Revenue for the nine months ended September 30, 2003 resulted from a grant by the National Institutes of Health. Revenue for the nine months ended September 30, 2002 resulted from two research and development collaboration agreements and another agreement providing a customer an option to negotiate rights to license technology developed by us. The first of these two collaborations commenced in 1999 and focused on infectious diseases. This collaboration provided revenues of $918,000 for the nine months ended September 30, 2002 but did not generate any revenue for the nine months ended September 30, 2003. This collaboration was terminated by mutual consent in September 2002. The second of these two collaborations commenced in 2000 and focused on the treatment and prevention of hepatitis and HIV. This collaboration provided revenues of $188,000 for the nine months ended September 30, 2002 but did not generate any revenue for the nine months ended September 30, 2003. This collaboration was terminated by mutual consent in November 2002. The agreement providing a collaborator an option to negotiate rights to license technology developed by us commenced during 2002. This agreement generated revenue of $250,000 for the nine months ended September 30, 2002 but did not generate any revenue for the nine months ended September 30, 2003. This agreement lapsed in April 2002 when the collaborator did not exercise its option.

      Research and development expenses: Research and development expenses were approximately $10.1 million for the nine months ended September 30, 2003, a decrease of 16.6% from approximately $12.1 million in research and development expenses for the nine months ended September 30, 2002. This decrease was primarily the result of fewer and less extensive clinical trials in our hepatitis B vaccine, asthma and TZP programs being conducted during the nine months ended September 30, 2003. Non-cash stock-based compensation expense included in research and development expense was approximately $790,000 and $734,000 for the nine months ended September 30, 2003 and 2002, respectively.

      General and administrative expenses: General and administrative expenses were approximately $3.2 million for the nine months ended September 30, 2003, an increase of 3.7% as compared to approximately $3.1 million in general and administrative expenses for the nine months ended September 30, 2002. This increase reflects higher compensation and benefits during the nine months ended September 30, 2003 associated with the addition of key members of our management team and expenditures for consulting services. Non-cash stock-based compensation expense included in general and administrative expense was approximately $360,000 and $744,000 for the nine months ended September 30, 2003 and 2002, respectively.

      Interest income, net: Interest income, net, was approximately $329,000 for the nine months ended September 30, 2003, a decrease of 28.9% as compared to approximately $463,000 in interest income, net, for the nine months ended September 30, 2002. The decrease was primarily due to lower average cash balances during the nine months ended September 30, 2003.

Years Ended December 31, 2002 and 2001

      Collaboration and other revenue: Our revenue for the year ended December 31, 2002 was approximately $1.4 million, a decrease of 39.5% as compared to approximately $2.4 million in revenue for the year ended December 31, 2001. Revenue for 2002 resulted from two research and development collaboration agreements and another agreement providing a customer an option to negotiate rights to license technology developed by us. The first of these two collaborations commenced in 1999 and focused on infectious diseases. This collaboration provided revenues of $990,000 during the year ended December 31, 2002 and $46,000 during the year ended December 31, 2001. This collaboration was terminated by mutual consent in September 2002. The second of these two collaborations commenced in 2000 and focused on the treatment and prevention of hepatitis and HIV. This collaboration provided revenues of $188,000 during the year ended December 31, 2002 and approximately $2.1 million during the year ended December 31, 2001. This collaboration was terminated by mutual consent in November 2002. The agreement providing a collaborator with an option to negotiate rights to license technology developed by us commenced during 2002. This agreement generated revenue of $250,000 during the year ended December 31, 2002 but did not generate any revenue during the year ended December 31, 2001. This agreement lapsed in April 2002 when the collaborator did not exercise its option.

      Research and development expenses: Research and development expenses were approximately $16.0 million for the year ended December 31, 2002, a decrease of 8.1% as compared to research and development expenses of approximately $17.4 million for the year ended December 31, 2001. The decrease was due primarily to the decreased clinical trial costs associated with our Phase II trials for AIC. Non-cash stock-based compensation expense attributable to research and development expenses was approximately $953,000 and $1.0 million for the years ended December 31, 2002 and December 31, 2001, respectively.

      General and administrative expenses: General and administrative expenses were approximately $4.1 million for the year ended December 31, 2002, a decrease of 9.0% as compared to approximately $4.5 million in general and administrative expenses for the year ended December 31, 2001, due primarily to lower headcount. Non-cash stock-based compensation expense included in general and administrative expense was approximately $868,000 and $1.0 million for the years ended December 31, 2002 and 2001, respectively.

      Interest income, net: Interest income, net, was approximately $621,000 for the year ended December 31, 2002, a decrease of 44.5% as compared to approximately $1.1 million in interest income, net for the year ended December 31, 2001. The decrease was primarily due to lower average cash balances coupled with lower average interest rate yields during 2002.

Years Ended December 31, 2001 and 2000

      Collaboration and other revenue: Our revenue for the year ended December 31, 2001 was approximately $2.4 million, an increase of 14.8% as compared to approximately $2.1 million in revenue for the year ended December 31, 2000. Revenue during the year ended December 31, 2001 resulted from three collaboration agreements and a National Institutes of Health-funded grant focused on the treatment of asthma. The first of these three collaborations commenced in 1999 and focused on the development and commercialization of products to treat seasonal allergies. This collaboration generated $150,000 in revenue during 2001 but no revenue during 2000. The second of these three collaborations also commenced in 1999 and focused infectious diseases. This collaboration provided revenue of approximately $46,000 during 2001 and approximately $1.1 million during 2000. The third of these three collaborations commenced during 2000 and focused on the treatment and prevention of hepatitis and HIV. This collaboration generated approximately $2.1 million in revenue during 2001 and approximately $1.0 million in revenue during 2000. The National Institutes of Health-funded grant commenced during 2001 and generated $100,000 in revenue during 2001.

      Research and development expenses: Research and development expenses were approximately $17.4 million in 2001, an increase of 110.0% as compared to approximately $8.3 million in research and development expenses in the year ended December 31, 2000. The increase in expenses was primarily due to expanded clinical trials in our AIC, infectious disease, cancer and TZP programs and attendant manufacturing costs for clinical materials. Non-cash stock-based compensation included in research and development expense was approximately $1.0 million and $492,000 for the years ended December 31, 2001 and 2000, respectively.

      General and administrative expenses: General and administrative expenses were approximately $4.5 million for the year ended December 31, 2001, an increase of 31.2% as compared to approximately $3.5 million in general and administrative expenses for the year ended December 31, 2000. The increase reflects increased compensation and related benefits expense of approximately $605,000 associated with increased headcount. Additionally, the increase reflects increased professional fees of approximately $211,000 for legal fees and approximately $212,000 for accounting fees associated with an attempted financing. Non-cash stock-based compensation included in general and administrative expense was approximately $1.0 million and $699,000 for the years ended December 31, 2001 and 2000, respectively.

      Deemed dividend on preferred stock: In connection with a proposed initial public offering in 2000, the Company reflected a deemed dividend of approximately $18.2 million. The deemed preferred stock dividend was reflected in the 2000 statement of operations based on the difference between the estimated fair value of the common stock and the conversion price of the preferred stock at the commitment date. There was no impact on total stockholders’ equity (net capital deficiency). The deemed preferred stock dividend increases the net loss applicable to common stockholders for the year ended December 31, 2000.

      Interest income, net: Interest income, net, was approximately $1.1 million for the year ended December 31, 2001, a decrease of 2.6% as compared to the interest income, net for the year ended December 31, 2000. This decrease was primarily due to lower average cash balances during 2001.

Liquidity and Capital Resources

      We have financed our operations from inception primarily through sales of shares of convertible preferred stock, which have yielded a total of approximately $83.3 million in net cash proceeds and, to a lesser extent, through amounts received under collaborative agreements and government grants. As of September 30, 2003, we had approximately $17.6 million in cash, cash equivalents and marketable securities. Our funds are currently invested in highly liquid, investment-grade corporate and government obligations.

      Our operating activities used cash of approximately $11.7 million during the nine months ended September 30, 2003, compared to cash used in operating activities of approximately $10.7 million during the nine months ended September 30, 2002. This increase of approximately $1.0 million was due primarily to an increase in working capital, partially offset by a decrease in net loss.

      Our investing activities provided cash of approximately $11.4 million during the nine months ended September 30, 2003, compared to cash used in investing activities of approximately $4.3 million during the nine months ended September 30, 2002. Cash provided by investing activities during the nine months ended September 30, 2003 consisted primarily of net sales and maturities of investments of approximately $11.5 million. Cash used in investing activities during the nine months ended September 30, 2002 consisted primarily of net purchases of investments of approximately $4.0 million.

      Our financing activities provided cash of approximately $37,000 during the nine months ended September 30, 2003, compared to cash provided by financing activities of approximately $32.3 million during the nine months ended September 30, 2002. Cash provided by financing activities during the nine months ended September 30, 2003 consisted primarily of repayments by stockholders of notes receivable. Cash provided by financing activities during the nine months ended September 30, 2002 consisted primarily of approximately $32.3 million in net proceeds from issuance of preferred stock.

      Our operating activities used cash of approximately $14.3 million during the year ended December 31, 2002, compared to approximately $13.7 million during the year ended December 31, 2001. This increase of approximately $600,000 was due primarily to an increase in working capital, partially offset by a decrease in net loss.

      Our investing activities used cash of approximately $17.3 million during the year ended December 31, 2002, compared to cash provided by investing activities of approximately $14.7 million during the year ended December 31, 2001. Cash used in investing activities in 2002 consisted primarily of net purchases of investments of approximately $16.8 million and an investment of approximately $468,000 in property and equipment. Cash provided by investing activities in 2001 consisted primarily of net sales and maturities of investments of approximately $15.8 million offset by an investment of approximately $1.1 million in property and equipment.

      Our financing activities provided cash of approximately $32.4 million during the year ended December 31, 2002 compared to cash used in financing activities of approximately $204,000 during the year ended December 31, 2001. Cash provided by financing activities in 2002 consisted primarily of $32.4 million in net proceeds from issuance of preferred stock. Cash used in financing activities in 2001 consisted primarily of $152,000 in repayments on equipment financing.

      In the third quarter of 2003, the Company was awarded government grants totaling approximately $8.4 million to be received over three and one-half years to fund research and development of certain biodefense programs. The revenue will be recognized as the related expenses are incurred.

      In October 2003 we secured approximately $15.2 million of gross proceeds in a financing from investors in our subsidiary Dynavax Asia Pte. Ltd., or Dynavax Asia, which will become a wholly owned subsidiary upon the closing of this offering.

      We have no long-term debt, and as of January 2004, we had contractual obligations related to operating leases as follows (in thousands):

	Payments Due by Period

		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Operating leases	$7,690	$710	$1,435	$1,474	$4,071

      Our long term commitments under operating leases shown above consist of payments relating to our real estate leases in Berkeley, California, expiring in May 2008 and March 2014, respectively, and our lease in Emeryville, California, expiring in March 2004.

      The Company is obligated to make a one-time payment to the University of California upon the closing of the Company’s initial public offering of approximately $217,000.

      We believe our existing cash, cash equivalents and marketable securities, together with the estimated net proceeds of this offering, will be sufficient to meet our anticipated cash requirements for at least the next 24 months. Because of the significant time it will take for any of our product candidates to complete the clinical trials process, be approved by regulatory authorities and successfully commercialized, we will require substantial additional capital resources. We may raise additional funds through public or private equity offerings, debt financings, capital lease transactions, corporate collaborations or other means. We may attempt to raise additional capital due to favorable market conditions or strategic considerations even if we have sufficient funds for planned operations. To the extent that we raise additional funds by issuing equity securities, our stockholders will experience dilution, and debt financings, if available, may involve restrictive covenants or may otherwise constrain our financial flexibility. To the extent that we raise additional funds through collaborative arrangements, it may be necessary to relinquish some rights to our technologies or grant licenses on terms that are not favorable to us. In addition, payments made by potential collaborators, government agencies and other licensors generally will depend upon our achievement of negotiated development and regulatory milestones. Failure to achieve these milestones may significantly harm our future capital position.

      Additional financing may not be available on acceptable terms, if at all. Capital may become difficult or impossible to obtain due to poor market or other conditions that are outside of our control. If at any time sufficient capital is not available, either through existing capital resources or through raising additional funds, we may be required to delay, reduce the scope of, eliminate or divest one or more of our research, preclinical or clinical programs or discontinue our business.

Recent Accounting Pronouncements

      In November 2002, the Financial Accounting Standards Board (the “FASB”) issued the FASB Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which clarifies the requirements for a guarantor’s accounting and disclosures of certain guarantees issued and outstanding. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at its inception of guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have a material impact on the Company’s results of operations or financial position.

      In November 2002, the EITF issued EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). EITF 00-21 addresses how to account for arrangements that may involve delivery or performance of multiple products, services, and/or rights to use assets, and when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. It does not change otherwise applicable revenue recognition criteria. It applies to arrangements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. The adoption of EITF 00-21 did not have a material impact on the Company’s results of operations or financial position.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“SFAS 150”). SFAS 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003 and otherwise is effective the beginning of the first interim period after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the Company’s results of operations or financial position.

Change in Accountants

      We dismissed the accounting firm of PricewaterhouseCoopers LLP as our independent accountants upon approval of our board of directors on October 5, 2001. During the 1999 and 2000 fiscal years and the interim period through October 5, 2001, there were no disagreements on matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure between us and PricewaterhouseCoopers LLP, which disagreements if not resolved to the satisfaction of PricewaterhouseCoopers LLP would have caused them to make reference thereto in their report on the financial statements for such years. The audit reports of PricewaterhouseCoopers LLP on our consolidated financial statements for the years ended December 31, 1999 and 2000 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles. During the 1999 and 2000 fiscal years and the interim period through October 5, 2001 there were no reportable events as defined in Regulation S-K Item 304(a)(1)(v).

Quantitative and Qualitative Disclosure About Market Risk

      The primary objective of our investment activities is to preserve principal while at the same time maximize the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities and corporate obligations. Because of the short-term maturities of our current investments, cash equivalents and marketable securities, we do not believe that an increase in market rates would have any significant negative impact on the realized value of our investments.

BUSINESS

Overview

      We discover, develop and intend to commercialize innovative products to treat and prevent allergies, infectious diseases and chronic inflammatory diseases using versatile, proprietary approaches that alter immune system responses in highly specific ways. Our clinical development programs are based on immunostimulatory sequences, or ISS, which are short DNA sequences that enhance the ability of the immune system to fight disease and control chronic inflammation. Based on results from Phase II trials for our two lead product candidates, we plan to initiate Phase III trials in 2004. In addition, we have a third product candidate in Phase II trials. We also have a number of earlier stage clinical and preclinical programs. We retain full commercial rights for all of our product candidates.

      Our most advanced clinical programs include:

•	AIC for Ragweed Allergy. We have developed a novel injectable product candidate to treat ragweed allergy that we call AIC. AIC is an immunotherapeutic intervention for ragweed allergy, the most common seasonal allergy in North America. Unlike existing products that treat chronic ragweed allergy symptoms, our product candidate targets the underlying cause of ragweed-induced seasonal allergic rhinitis. AIC has completed several Phase II trials in the U.S., Canada and France. Results from completed Phase I and Phase II trials demonstrated AIC provided measurable clinical improvement and was well tolerated. We are currently planning a two-year, multi-site Phase IIb trial in the U.S. to evaluate the efficacy of AIC, and we expect to enroll patients in the first quarter of 2004. We anticipate that data from this study, in conjunction with data from a confirmatory Phase III trial to start later in 2004 and focused on the 2005 ragweed season, will support a Biologics License Application, or BLA, filing.

•	Hepatitis B Prophylaxis. We are nearing completion of two Phase II trials in Canada for our hepatitis B vaccine. In these trials our hepatitis B vaccine induced more rapid immunity with fewer immunizations than currently available vaccines. As a result, our hepatitis B vaccine has the potential to increase compliance and decrease the spread of the disease. Results from Phase I and Phase II trials demonstrated that our hepatitis B vaccine was well tolerated and conferred protective hepatitis B antibody levels following two injections over a two-month period. We are currently planning to initiate Phase III trials outside the U.S. in 2004. Foreign regulatory agencies may require us to conduct additional clinical trials prior to approval.

•	Asthma. We have an inhaled therapeutic product candidate for asthma in a pilot Phase II trial in Canada. Unlike current treatments for asthma, which require chronic use, our product may provide long-term relief following a single course of administration. Results from our Phase I trial demonstrated that our product candidate was well tolerated in healthy volunteers and may have the potential to suppress both clinical symptoms and the underlying inflammatory response associated with asthma. We expect results from our pilot Phase II trial in the first quarter of 2004.

      We have an ISS-based cancer therapeutic product in Phase I trials and preclinical programs targeting additional allergies using our ISS technology. We have other preclinical programs focused on chronic inflammation, antiviral therapies and improved, next-generation vaccines using ISS and other technologies.

The Immune System

      The immune system is the body’s natural defense mechanism against infectious pathogens, such as bacteria, viruses and parasites, and plays an important role in identifying and eliminating abnormal cells, such as cancer cells. The body’s first line of defense against any foreign substance is a specialized function called innate immunity, which serves as a rapid response that protects the body during the days or weeks needed for a second longer-term immune response, termed adaptive immunity, to develop. Unique cells called dendritic cells have two key functions in the innate immune response. They produce molecules called cytokines that contribute to the killing of viruses and bacteria. In addition, they ensure that pathogens and other foreign substances are made highly visible to specialized helper T cells, called Th1 and Th2 cells, which coordinate the longer-term adaptive immune response. Dendritic cells recognize different types of pathogens or offending substances and are able to guide the immune system to make the most appropriate type of response. When viruses, bacteria and abnormal cells such as cancer cells are encountered, dendritic cells trigger a Th1 response, whereas detection of a parasite infection leads dendritic cells to initiate a Th2 response. Th1 and Th2 responses last for extended periods of time in the form of Th1 and Th2 memory cells, conferring long-term immunity.

      The Th1 response leads to the production of specific cytokines, including interferon-alpha, interferon-gamma and interleukin 12, or IL-12, as well as the generation of killer T cells, a specialized immune cell. These cytokines and killer T cells are believed to be the body’s most potent anti-infective weapons. In addition, protective IgG antibodies are generated that also help rid the body of foreign antigens and allergens. Once a population of Th1 cells specific to a particular antigen or allergen is produced, it persists for a long period of time in the form of memory Th1 cells, even if the antigen or allergen target is eliminated. If another infection by the same pathogen occurs, the immune system is able to react more quickly and powerfully to the infection, because the memory Th1 cells can reproduce immediately. When the Th1 response to an infection is insufficient, chronic disease can result. When the Th1 response is inappropriate, diseases such as rheumatoid arthritis can result, in part from elevated levels of Th1 cytokines.

      Activation of the Th2 response results in the production of other cytokines, IL-4, IL-5 and IL-13. These cytokines attract inflammatory cells such as eosinophils, basophils and mast cells capable of destroying the invading organism. In addition, the Th2 response leads to the production of a specialized antibody, IgE. IgE has the ability to recognize foreign antigens and allergens and further enhances the protective response. An inappropriate activation of the Th2 immune response to allergens, such as plant pollens, can lead to chronic inflammation and result in allergic rhinitis, asthma and other allergic diseases. This inflammation is sustained by memory Th2 cells that are reactivated upon subsequent exposures to the allergen, leading to a chronic disease.

      The diagram above is a visual representation of how the immune system reacts when it encounters antigen. Upon encountering antigen, a cascade of events is initiated that leads to either a Th1 or a Th2 immune response, as described more fully in the paragraphs above.

ISS and the Immune System

      Our principal product development efforts are based on a technology that uses short synthetic DNA molecules, which we call ISS, that stimulate a Th1 immune response while suppressing Th2 immune responses. ISS contain specialized sequences that activate the innate immune system. ISS are recognized by a specialized subset of dendritic cells containing a unique receptor called Toll-Like Receptor 9, or TLR-9. The interaction of TLR-9 with ISS triggers the biological events that lead to the suppression of the Th2 immune response and the enhancement of the Th1 immune response.

      We believe ISS have the following benefits:

•	ISS work by changing or reprogramming the immune responses that cause disease rather than just treating the symptoms of disease.

•	ISS influence helper T cell responses in a targeted and highly specific way by redirecting the response of only those T cells involved in a given disease. As a result, ISS do not alter the ability of the immune system to mount an appropriate response to infecting pathogens. In addition, because TLR-9 is found only in a specialized subset of dendritic cells, ISS do not cause a generalized activation of the immune system, which might otherwise give rise to an autoimmune response.

•	ISS, in conjunction with an allergen or antigen, establish populations of memory Th1 cells, allowing the immune system to respond appropriately to each future encounter with a specific pathogen or allergen, leading to long-lasting therapeutic effects.

      We have developed a number of proprietary ISS compositions and formulations that make use of the different ways in which the innate immune system responds to ISS. Depending on the indication for which ISS is being explored as a therapy, we use ISS in different ways.

ISS Linked to Allergens

      We link ISS to allergens that are known to cause specific allergies. By chemically linking ISS to allergens, rather than simply mixing them, we generate a superior Th1 response due to the fact that the ISS and allergen are presented simultaneously to the same part of the immune system. The linked molecules generate an increased Th1 response by the immune system in the form of IgG antibodies and interferon-gamma. In addition, the ISS-linked allergens have a highly specific and potent inhibitory effect on the Th2 cells, thereby reprogramming the immune response away from the Th2 response that causes specific allergies. Upon subsequent natural exposure to the allergens, the Th1 memory response is triggered, providing long-term suppression of allergic responses.

ISS Linked to or Combined with Antigens

      We also link ISS to antigens associated with cancer and pathogens such as viruses and bacteria to stimulate an immune response that will attack and destroy infected or abnormal cells. ISS, linked to or combined with appropriate antigens, increase the visibility of the antigen to the immune system and induce a highly specific and enhanced Th1 response, including increased IgG antibody production. As with ISS linked to allergens, this treatment also generates memory T cells, conferring long-term protection against specific pathogens. This treatment may also have the potential for synergy with other cancer or infectious disease therapies.

ISS Alone

      We use ISS alone in diseases like asthma, where a large variety of allergens may be associated with an inappropriate immune response. ISS administered alone may suppress the Th2 inflammatory response caused by any number of allergens, modifying the underlying cause of inflammation, as well as providing symptomatic relief. ISS may also be used in conjunction with a variety of anti-tumor monoclonal antibodies as a combination therapy, with the goal of stimulating the elimination of cancer cells.

Advanced ISS Technologies

      We have developed proprietary technologies that modify the molecular structure of ISS to significantly increase its versatility and potency. We are using these technologies in most of our preclinical programs and believe that they will be essential to our future product development efforts. Our advanced ISS technologies include novel ISS-like compounds, which we call CICs, as well as advanced ISS formulations.

      CICs are molecules that are a mixture of nucleotide and non-nucleotide components. We have identified optimal sequences that induce particular immune responses, including potent interferon-alpha induction. CICs can be tailored to have specific immunostimulatory properties and can be administered alone, or linked to allergens or antigens.

      We have also developed novel formulations for ISS and CICs that can dramatically increase their potency. These advanced formulations can be used in situations where high potency is required to see a desired clinical outcome and can decrease the dosage of ISS or CICs required to achieve therapeutic effect.

Our Primary Development Programs

      We are using a proprietary ISS, a 22-base synthetic DNA molecule called 1018 ISS, in our clinical development programs for ragweed allergy, hepatitis B prophylaxis, asthma and cancer. To date, we have administered 1018 ISS to more than 350 people without observing any serious, drug-related, adverse events. We have demonstrated the clinical benefit of AIC and our hepatitis B vaccine, which are both 1018 ISS-based product candidates, in Phase II clinical trials. Our principal programs are:

	Indication	Technology	Status

Allergy Immunotherapy:	Ragweed Allergy	1018 ISS linked to allergen	Initiating Phase IIb in the first quarter of 2004
	Grass Allergy	Advanced ISS linked to allergen	Preclinical
	Tree Allergy	Advanced ISS linked to allergen	Preclinical
	Peanut Allergy	Advanced ISS linked to allergen	Preclinical
Hepatitis B:	Hepatitis B Prophylaxis	1018 ISS combined with antigen	Initiating Phase III in 2004
	Hepatitis B Immunotherapy	Advanced ISS linked to and combined with antigen	Preclinical
Chronic Inflammation:	Asthma	1018 ISS alone	Phase II

Allergy Immunotherapy

     Ragweed Allergy

          Commercial Opportunity

      Medical management of seasonal allergic rhinitis is a multibillion-dollar global market. In the U.S. alone, approximately 40 million people suffer from allergic rhinitis. Many of these individuals experience allergies from more than one seasonal allergen, including ragweed, grasses and trees. The direct costs of prescription and over-the-counter, or OTC, interventions for allergic rhinitis in the U.S. is estimated to exceed $7.0 billion. In addition, approximately 20% of those who suffer from allergic rhinitis progress to asthma, leading to increased morbidity and disease management costs. Of the approximately 30 million people in the

U.S. who suffer from ragweed allergy, a portion receive conventional immunotherapy each year. We believe a more substantial number take multiple prescription and OTC remedies. We believe these population segments constitute the primary target markets for the adoption of AIC.

          Current Allergy Treatments and their Limitations

      Drug Treatments — Many individuals turn to prescription and OTC pharmacotherapies such as antihistamines, corticosteroids, anti-leukotriene agents and decongestants to manage their seasonal allergy symptoms. Although currently available pharmacotherapies may provide temporary symptomatic relief, they can be inconvenient to use and can cause side effects. Most importantly, these pharmacotherapies need to be administered chronically and do not modify the underlying disease state.

      Allergy Shots (Immunotherapy) — Allergy shots, or immunotherapy, are employed to alter the underlying immune mechanisms that cause allergic rhinitis. Patients are recommended for allergy immunotherapy only after attempts to reduce allergic symptoms by drugs or limiting exposure to the allergen have been deemed inadequate. Conventional immunotherapy is a gradual immunizing process in which increasing individualized concentrations of pollen extracts are mixed by the allergist and administered to induce increased tolerance to natural allergen exposure. The treatment regimen generally consists of weekly injections over the course of six months to a year, during which the dosing is gradually built up to a therapeutic level so as not to induce a severe allergic reaction. Once a therapeutic dosing level is reached, individuals then receive bi-weekly or monthly injections to build and maintain immunity over another two to four years. A patient typically receives between 60 to 90 injections over the course of treatment. Adverse reactions to conventional allergy immunotherapy are common and can range from minor swelling at the injection site to systemic reactions, and, in extremely rare instances, death. Other major drawbacks from the patients’ perspective include the inconvenience of repeated visits to doctors’ offices for each injection, the time lag between the initiation of the regimen and the reduction of symptoms, and the total number of injections required to achieve a therapeutic effect. Consequently, patient compliance is a significant issue.

          AIC for Ragweed Allergy and its Benefits

      Our lead anti-allergy product, AIC, consists of 1018 ISS linked to the purified major allergen of ragweed, called Amb a 1. AIC targets the underlying cause of seasonal allergic rhinitis caused by ragweed and offers a convenient six-week treatment regimen potentially capable of providing long-lasting therapeutic results. The linking of ISS to Amb a 1 ensures that both ISS and ragweed allergen are presented simultaneously to the same immune cells, producing a highly specific and potent inhibitory effect and suppressing the Th2 cells responsible for inflammation associated with ragweed allergy. Moreover, this treatment reprograms the immune response away from the Th2 response and toward a Th1 memory response so that, upon subsequent natural exposure to the ragweed allergen, long-term immunity is achieved.

          Clinical Status

      Over the last several years, we have generated a substantial amount of clinical data on AIC. AIC has been tested in ten Phase I and Phase II trials in the U.S., France and Canada, with more than 175 people receiving over 1,350 AIC injections. In these trials, AIC was shown to be safe and well tolerated, to provide measurable improvements in allergy symptoms and to reduce medication use. We are currently planning a two-year multi-site Phase IIb trial in the U.S. to evaluate the efficacy of AIC and plan to begin enrolling patients in the first quarter of 2004. We anticipate that data from this study, in conjunction with data from a confirmatory Phase III trial to start later in 2004 and focused on the 2005 ragweed season, will support a BLA filing.

      A Phase I trial, completed in the U.S. at Johns Hopkins University, suggested that AIC was better tolerated than conventional ragweed pollen extracts currently used in immunotherapy. This trial compared the skin test responses of six subjects receiving AIC and a commercially available ragweed immunotherapy product. The local allergic response to AIC was significantly less pronounced than that of the ragweed product. On average, approximately 180-fold more AIC was required to induce an allergic response equal to that of the ragweed product. These data support the potential for improved safety of AIC over ragweed extract for immunotherapy.

      We conducted a Phase II trial in the U.S. in collaboration with Johns Hopkins University and the National Institutes of Health-sponsored Immune Tolerance Network. In the first year of the trial, 25 subjects were enrolled, 14 of whom received AIC and 11 of whom received placebo. Those receiving AIC were given a series of six weekly escalating doses of AIC ranging from 0.06 to 12.0 micrograms. All patients were treated prior to the 2001 ragweed season and then followed for symptoms during the season. Patients who received AIC therapy prior to the 2001 ragweed season had significantly lower nasal allergy symptoms and used less allergy medication during the 2001 season as compared to placebo. Patients were followed without further treatment during the 2002 ragweed season and results indicated the same level of efficacy. A statistically significant difference between AIC and placebo was observed in both years. Although the trial was small, these results suggest that a single six-injection course of AIC could provide protection against ragweed allergy that lasts for at least two allergy seasons.

      We conducted a Phase II trial with similar design in Canada during the 2001 ragweed season. The primary endpoint of this trial was to examine the impact of AIC treatment on biological indicators of allergic response. In this trial, 28 subjects received AIC and 29 received placebo. After receiving the same dosage regimen as in the Phase II trial at Johns Hopkins University, patients were followed during the 2001 and 2002 ragweed seasons. With data from the 2001 ragweed season, this trial achieved a statistically significant increase in the number of Th2 cells secreting interferon-gamma, as well as a statistically significant decrease in the number of inflammatory cells, called eosinophils, and in the number of Th2 cells producing the inflammatory cytokine, IL-4. In addition, a strong trend towards a reduced number of Th2 cells secreting the inflammatory cytokine, IL-5, was also observed. These results indicated a shift away from a Th2 response towards a Th1 response. Although this trial met its primary endpoints, there was no impact on clinical symptom scores or medication use in 2001. We believe this result may have been due to more relaxed inclusion criteria which resulted in the enrollment of patients without significant ragweed allergies. Clinical symptoms were impacted positively by AIC immunotherapy in 2002 and reached statistical significance for a subset of symptoms.

      Three Phase II trials were also performed in France to evaluate the safety, tolerability and preliminary activity of higher doses of AIC, as well as the safety, tolerability and preliminary activity of re-immunizing patients with AIC prior to a second ragweed season. Across all three trials, 134 patients were enrolled, 67 of whom received an AIC regimen of up to 30 micrograms. Data are currently being analyzed, but preliminary assessments suggest that AIC was safely administered at these higher doses. No systemic adverse reactions were associated with treatment, and local reactions were mild and did not result in dose reductions.

      We intend to initiate a multi-site Phase IIb trial in the U.S. in the first quarter of 2004. We plan to enroll up to 462 eligible patients. Prior to the 2004 ragweed season, patients will receive a six-week regimen of either placebo or escalating doses of up to 30 micrograms of AIC. Some patients will receive two additional booster shots of AIC prior to the 2005 ragweed season. The primary endpoint of this trial will be the change in nasal symptoms relative to placebo following the 2005 ragweed season.

          Other Seasonal Allergy Immunotherapy Candidates

      As AIC progresses through clinical development, we intend to produce similar ISS-allergen linked product candidates for the treatment of other major seasonal allergies. Each of grass, birch and cedar-induced seasonal allergic rhinitis is caused by an allergic immune system response to identified and characterized allergens. Consequently, product candidates for each can be produced in a manner similar to AIC. For example, the major grass allergen, Lol p 1, can be linked to ISS. As with AIC, we believe our approach may provide distinct advantages over conventional immunotherapy for these allergies, including a potentially favorable safety profile, significantly shorter dosing regimen and long-term therapeutic benefits.

      AIC and our other seasonal allergy products should be well positioned to compete against not only currently available immunotherapies, but also other interventions targeting the symptoms of seasonal allergic rhinitis. We believe that our additional seasonal allergy products will present the same advantages over symptomatic interventions as described for AIC. As a result of these advantages and by providing a broader set of seasonal allergy immunotherapies, we may ultimately achieve an expansion into the large group of patients that currently chooses pharmacotherapies over existing immunotherapies.

     Peanut Allergy

          Commercial Opportunity

      Peanut allergy accounts for the majority of severe food-related allergic reactions. Approximately 1.5 million people in the U.S. have a potentially life-threatening allergy to peanuts, with an estimated 50 to 100 deaths occurring in the U.S. each year.

          Current Peanut Allergy Treatments and their Limitations

      There are currently no products available that prevent peanut allergy. People allergic to peanuts must carefully monitor their exposure to peanuts and peanut byproducts. Emergency treatment following peanut exposure and the onset of allergic symptoms primarily consists of the administration of epinephrine to treat anaphylaxis. A clinical trial conducted by an academic research institution that attempted to desensitize patients with peanut allergy through conventional immunotherapy was halted due to the occurrence of a serious adverse event.

          Our Approach to the Treatment of Peanut Allergy and its Benefits

      We believe that ISS linked with the principal peanut allergen, Ara h 2, may be able to suppress the Th2 response and reduce or eliminate the allergic reaction without inducing anaphylaxis during the course of immunotherapy. Our primary advantage in this area is the potentially increased safety that may be achieved by linking ISS to the allergen. By using ISS to block recognition of the allergen by IgE and therefore prevent subsequent histamine release, we may be able to administer enough of the ISS-linked allergen to safely reprogram the immune response without inducing a dangerous allergic reaction. We believe the resulting creation of memory Th1 cells may provide long-term protection against an allergic response due to accidental exposure to peanuts.

          Preclinical Status

      We are developing a peanut allergy product candidate that consists of ISS linked to the major peanut allergen, Ara h 2. We have demonstrated in mice that peanut allergen linked to ISS induces much higher levels of Th1-induced IgG antibodies and much lower levels of IgE than natural peanut allergen. ISS-linked Ara h 2 also induces much higher levels of interferon-gamma and much lower levels of IL-5 than unmodified Ara h 2 in mice. Immunization with our product candidate has also been shown to protect peanut allergic animals from anaphylaxis and death following exposure to peanuts. In addition, we have demonstrated that ISS-linked Ara h 2 has significantly reduced allergic response as measured by in vitro histamine release assays using blood cells from peanut allergic patients.

Hepatitis B Products

     Hepatitis B Prevention

Commercial Opportunity

      Hepatitis B is a common chronic infectious disease with an estimated 350 million chronic carriers worldwide. Prevention of hepatitis caused by the hepatitis B virus is central to managing the spread of the disease, particularly in regions of the world with large numbers of chronically infected individuals. While many countries have recently instituted infant vaccination programs, compliance is not optimal. Moreover, there are large numbers of individuals born prior to the implementation of these programs who are unvaccinated and are at risk for the disease. In addition, not all individuals respond to currently approved vaccines. Annual sales of hepatitis B vaccines in 2001 exceeded $1.0 billion globally. If our hepatitis B vaccine product candidate is approved, we plan to introduce it in various markets outside the U.S. We cannot distribute this product in the U.S. due to the presence of third-party patents covering hepatitis B surface antigen in the U.S. that extend to as late as 2019.

Current Hepatitis B Vaccines and their Limitations

      Current hepatitis B vaccines consist of a three-dose immunization regimen administered over six months. If completed, current hepatitis B vaccination confers protective hepatitis B antibody responses to approximately 95% of healthy young adults. However, the protective hepatitis B antibody responses achieved by conventional vaccines is lower for persons who are overweight or who smoke. Additionally, there is an inversely proportional relationship between age and the degree to which current vaccines confer protective hepatitis B antibody responses: the older you are, the less effective current vaccines are. Compliance with the immunization regimen is also a significant issue, as many patients fail to receive all three doses. According to a survey of U.S. adolescents and adults published by the Centers for Disease Control, only 53% of those who received the first dose of vaccine received the second dose of vaccine and only 30% received the third. We believe that compliance rates in other countries are similar. For healthy young adults, protective hepatitis B antibody responses after the first dose are reported to be between 10% and 12% and improve to only 38% to 56% after the second dose. Factoring together published clinical efficacy with compliance data, we estimate “field efficacy” of current vaccines to be approximately 50%. Consequently, an unacceptably large number of individuals who start the immunization series remain susceptible to infection. Poor field efficacy is of particular concern in regions with high hepatitis B prevalence and constitutes a major public health issue.

Our Hepatitis B Vaccine Product Candidate and its Benefits

      Current hepatitis B vaccines consist of hepatitis B surface antigen combined with alum as an adjuvant. Our vaccine candidate is composed of hepatitis B surface antigen combined with 1018 ISS and, unlike conventional vaccines, appears to require only two immunizations over two months to achieve protective hepatitis B antibody responses. In clinical trials we have been able to reduce both the time and number of injections required to reach protective hepatitis B antibody responses because of the potent immune-enhancing properties of ISS, which we believe may lead to protective hepatitis B antibody responses after one or two immunizations and thus provide superior field efficacy as compared to current hepatitis B vaccines.

Clinical Status

      We intend to initiate international multi-site Phase III trials in 2004 with primary endpoints of protective hepatitis B antibody responses after each injection. Results from Phase I and interim results from Phase II trials showed that our vaccine candidate was well tolerated and induced more rapid immunity with fewer immunizations than other currently available vaccines. Our Phase I trial investigated the effects of escalating doses of ISS, from 0.3 mg to 3.0 mg, in each case administered with the same amount of hepatitis B surface antigen as used in conventional vaccines. In this trial we enrolled 48 subjects and demonstrated that all subjects who received two injections of at least 0.65 mg ISS with hepatitis B surface antigen achieved protective hepatitis B antibody responses. We are currently conducting a Phase II trial in Canada evaluating the efficacy of two injections of our vaccine candidate (hepatitis B surface antigen plus 3.0 mg of 1018 ISS) compared to a commercially available vaccine, Engerix-B®. A total of 97 healthy young adults have been enrolled in this study, randomized to our vaccine and Engerix-B®. Interim results show that our vaccine induces a 77% rate of protective hepatitis B antibody response after one injection and 100% protective hepatitis B antibody responses after the second injection at two months. In contrast, subjects receiving Engerix-B® had rates of protective hepatitis B antibody responses after the first and second injections of 9% and 62%, respectively. We are also conducting a second Phase II trial to evaluate the efficacy of our vaccine in subjects who fail to respond to a full course of Engerix-B®.

Hepatitis B Therapy

Commercial Opportunity

      Management of hepatitis B infection is a large and costly problem. Hepatitis B infection causes major morbidity, including acute and chronic inflammatory liver disease, which in turn can lead to cirrhosis, liver cancer and death. We believe a significant market opportunity exists in foreign markets, particularly in South- East Asia and the Pacific Basin (excluding Japan, Australia and New Zealand), where the World Health Organization estimates that 8% to 20% of people are chronic carriers of hepatitis B. Approximately 25% of chronic carriers develop serious liver disease which needs to be medically managed.

Currently Available Hepatitis B Therapies and their Limitations

      Currently available therapies for chronic hepatitis B infection include interferon alpha and antiviral drugs. Interferon-alpha has been shown to normalize liver enzyme function in approximately 40% of individuals treated. The approved antiviral drugs, which work by inhibiting viral replication, reduce hepatitis B viral load approximately 3,000-fold and normalize liver enzymes in 50% to 75% of patients. However, both interferon-alpha and antiviral drugs are expensive and may induce significant side effects. In addition, patients typically become resistant to antiviral drugs within one year of initiating treatment, ultimately rendering them ineffective as long-term therapies.

Benefits of our Approach to Hepatitis B Therapy

      Our product candidate for hepatitis B therapy, in which advanced ISS is both linked to and combined with hepatitis B surface antigen, may provide a more effective alternative for the elimination of infection in chronic carriers, in conjunction with existing antiviral therapies. Our immunotherapy is expected to induce a potent immune response against virus infected cells in the liver and has the potential to eradicate the infection.

Preclinical Status

      Preclinical experiments in mice and primates have shown that our product candidate for hepatitis B therapy redirects the immune response toward Th1-based immunity, producing strong interferon-gamma and cytotoxic T cell responses. Interferon-gamma and cytotoxic T cell responses are thought to be important for the control and/or elimination of chronic hepatitis B infection.

License and Supply Agreement with Berna Biotech

      On October 28, 2003, we entered into an agreement with Berna Biotech, a publicly traded company based in Bern, Switzerland, in which Berna agreed to supply us with its proprietary hepatitis B surface antigen for use in our Phase III clinical trials for our hepatitis B vaccine and, if merited, its subsequent commercialization. According to terms of the agreement, we will receive without charge adequate supplies of hepatitis B surface antigen for clinical development, and then will pay fixed amounts for use of the antigen in the potential commercial vaccine. We also agreed to make certain commercialization and sales milestone payments to Berna regarding our hepatitis B vaccine. Under the terms of the agreement, Berna has an exclusive right to commercialize the hepatitis B vaccine under terms to be negotiated, but may choose to opt out of that right. Berna also agreed to supply its hepatitis B surface antigen for our use in further developing our product candidate for hepatitis B therapy. Berna also received an option to collaborate with us in the development and commercialization of our hepatitis B therapy product candidate.

Dynavax Asia

      In October 2003 we formed Dynavax Asia Pte. Ltd., or Dynavax Asia, which will focus on our clinical and preclinical hepatitis B programs. Dynavax Asia is incorporated in Singapore and will become a wholly owned subsidiary upon the closing of this offering. We raised $15.2 million in gross proceeds from eight institutional investors to fund the operations of Dynavax Asia. Because of the high incidence of hepatitis B in

Asia, we intend to conduct the majority of our Phase III trials for our hepatitis B vaccine product candidate there. We also intend to continue preclinical research and, if merited, early human clinical trials for our hepatitis B immunotherapy product candidate in Asia. We anticipate that certain activities associated with the conduct of these trials, as well as preclinical research into the development of advanced ISS formulations, will occur in Singapore. We will support the activities of Dynavax Asia through our own personnel and through limited hiring in Singapore.

Chronic Inflammation

     Asthma

Commercial Opportunity

      Asthma is a chronic disorder caused primarily by allergic inflammation of the airways, leading to recurrent episodes of wheezing, breathlessness, chest tightness, and coughing, particularly in the night or early morning. If not properly managed, asthma can be life threatening.

      Asthma affects more than 100 million individuals worldwide. In the U.S. alone, asthma is estimated to afflict 20 million people. In addition, cases of asthma are on the rise. Sales of asthma drugs worldwide exceeded $7.0 billion in 2002.

Current Asthma Therapies and their Limitations

      Current asthma therapies are aimed at suppressing or manipulating the immune and inflammatory components of asthma. The most common therapy is the use of steroid hormones, called corticosteroids, either systemically or by inhalation. When administered as a drug, corticosteroids are known to reduce swelling and inflammation. The requirement for daily administration of inhaled corticosteroids to treat chronic asthma often leads to poor compliance, especially in younger patients. In addition, inhaled corticosteroids are associated with side effects such as reduced growth rate in children and possible bone demineralization. Other approaches block symptoms caused by inflammatory molecules, called leukotrienes, or prevent the release of histamines by blocking IgE antibodies, but both have modest efficacy.

Inhaled ISS for Asthma and its Benefits

      In most people, asthma is an allergic inflammatory disease caused by multiple allergens. As a result, an approach relying on the linkage of ISS to a large number of allergens would be technically and commercially challenging. To address this issue, we have formulated ISS for pulmonary delivery with no linked allergen, relying on natural exposure to multiple allergens to produce specific long-term immunity. We anticipate that ISS would be administered on a weekly basis initially. Once the immune response to asthma-causing allergens has been reprogrammed to a Th1 response, it may be possible to reduce administrations of ISS to longer periodic intervals or only as needed. In addition, based on preclinical data, we believe that this therapy may lead to reversal of airway remodeling caused by asthma.

Clinical Status

      Based on preclinical studies that demonstrated efficacy in mouse and primate asthma models, we have initiated a clinical development program for inhaled 1018 ISS in asthma. We have completed a Phase I trial to evaluate the safety and tolerability of inhaled 1018 ISS in 54 healthy subjects. In the first part of the trial, ISS was found to be well tolerated at escalating doses. In the second part of the trial, measurable increases in the expression of cytokines induced by 1018 ISS were observed in treated patients relative to placebo, confirming our understanding of its mechanism of action.

      We are currently conducting a pilot Phase II trial to evaluate the preliminary safety and tolerability of 1018 ISS in mild asthmatics and assess the efficacy of the treatment following allergen challenge. In this trial, 30 patients are being given four weekly doses of either 1018 ISS or placebo. The primary endpoint of this trial is a comparison of the allergen-induced clinical symptoms between 1018 ISS and placebo following the final dose. Results from this trial are expected in early 2004.

Additional Programs

      In addition to our primary product portfolio, we are pursuing the following earlier stage programs:

	Indication	Approach	Funding Status	Program Status

Next-Generation Vaccines:	Anthrax	Advanced ISS formulations	NIAID biodefense grant	Preclinical
	Human Viral Influenza	Advanced ISS linked to influenza nucleoprotein	NIAID biodefense grant	Preclinical
Cancer:	Non-Hodgkin’s Lymphoma	1018 ISS in combination with Rituxan®	Internally funded	Phase I
Antiviral Applications:	Innate Immunity	Pulmonary delivery of advanced ISS	NIAID biodefense grant	Preclinical
Chronic Inflammation:	Rheumatoid Arthritis	TZP	Internally funded	Preclinical
	Crohn’s Disease	TZP	Internally funded	Preclinical

     Next-Generation Vaccines

Anthrax

      The demand for a new anthrax vaccine was heightened by the bioterrorist attacks in 2001, when anthrax-laden envelopes were sent via the U.S. Mail. The only available anthrax vaccine, Anthrax Vaccine Adsorbed, or AVA, was approved in the U.S. in 1970 and has been used extensively by the military. The vaccine has been reported to cause relatively high rates of local and systemic adverse reactions. In addition, the administration of AVA requires six subcutaneous injections over 18 months with subsequent annual boosters.

      We are using our advanced ISS technology to develop an improved anthrax vaccine that we expect will be well tolerated and provide protective immunity after one or two immunizations. Our vaccine candidate will be composed of recombinant anthrax protective antigen, or rPA, combined with advanced ISS enhanced by a proprietary formulation. The use of advanced ISS in this formulation should enhance both the speed and magnitude of the antibody response developed against rPA compared to AVA and other rPA-based products in development. Preclinical experiments have demonstrated that rPA combined with our advanced ISS formulations has generated significantly higher antibody responses compared to rPA alone or rPA combined with the standard vaccine adjuvant, alum. In the third quarter of 2003, the National Institute of Allergy and Infectious Diseases, or NIAID, awarded us a $3.7 million grant over three and a half years to fund research and development of an advanced anthrax vaccine as part of its biodefense program.

Human Viral Influenza

      Human viral influenza is an acute respiratory disease of global dimension with high morbidity and mortality in annual epidemics. In the U.S., there are an estimated 20,000 viral influenza-associated deaths per year. Pandemics occur infrequently, on average every 33 years, with high rates of infection resulting in increased mortality. The last pandemic occurred 35 years ago, and virologists anticipate that a new pandemic strain could emerge any time.

      Current flu vaccines are directed against specific surface antigen proteins. These proteins vary significantly each year, requiring the vaccine to be reconfigured and administered annually. Our approach links advanced ISS to nucleoprotein, one of the flu antigens that varies little from year to year, and then adds it to conventional vaccine to augment its activity. While nucleoprotein alone is not capable of inducing a protective immune response, we believe that linked ISS-nucleoprotein added to conventional vaccine will not only increase antibody responses capable of blocking viral infections but also confer protective immunity against divergent influenza strains. In the third quarter of 2003 we were awarded a $3.0 million grant over three and a half years to fund research and development of an advanced pandemic influenza vaccine under an NIAID program for biodefense administered by the National Institutes of Health.

     Cancer

      We have used 1018 ISS in preclinical studies in conjunction with a variety of anti-tumor monoclonal antibodies as a combination therapy, with the goal of enhancing the cytotoxic effects that these antibodies have on cancer cells. This intervention has been shown to be effective in preclinical models utilizing anticancer monoclonal antibodies. We are currently conducting an open-label Phase I, dose-escalation trial of 1018 ISS in combination with Rituxan® in 26 patients with a cancer of the blood called non-Hodgkin’s lymphoma to evaluate the safety, tolerability, pharmacokinetics and pharmacodynamics of 1018 ISS administered in combination with Rituxan®. We expect to complete the trial in 2004.

     Antiviral Applications

      The potential of natural or laboratory-engineered infectious microorganisms as weapons of terrorism and warfare is now recognized as a significant threat. In addition, naturally emerging infectious diseases are a constant threat and impossible to anticipate. Vaccination against a few of these organisms, such as anthrax and smallpox, is possible; however, predicting all possible biological threats is impractical. Increasing the resistance of individuals to a wide range of potential pathogens by stimulating their innate immune response would provide a complementary approach to vaccination against specific pathogens. As the most likely route of exposure to biological weapons is through the air, stimulation of innate immune mechanisms in the lungs would be particularly important.

      We have shown in animal models that ISS enhances innate immunity and increases resistance to a variety of pathogens in both prophylactic and therapeutic settings. We are currently evaluating the effects of advanced ISS as prophylaxis against a broad spectrum of biological agents in both mouse and primate models. In the third quarter of 2003, we were awarded an NIAID biodefense grant of $1.7 million over two and one-half years. This grant will fund research and development of a product candidate using pulmonary delivery to elicit prophylactic innate immunity to airborne biological agents.

     Chronic Inflammation

      Tumor necrosis factor alpha, or TNF-alpha, is a cytokine that plays a major role in the body’s response to infectious diseases. Following bacterial or viral infection, TNF-alpha is normally released as part of a Th1-dominated immune response to fight the invading pathogen. In a number of diseases, such as rheumatoid arthritis, Crohn’s disease and psoriasis, however, inappropriately high levels of this cytokine are produced, leading to the debilitating symptoms of these conditions. A number of published studies have shown that inhibition of TNF-alpha is effective in the treatment of these diseases.

      We are developing drugs based on a novel class of chemical compounds called thiazolopyrimidines, or TZPs, for the treatment of rheumatoid arthritis, a form of inflammatory bowel disease called Crohn’s disease and other TNF-alpha mediated diseases. TZPs are our proprietary small molecules that inhibit the production of TNF-alpha and IL-12. They appear to have a novel mechanism of action, including a high degree of specificity, increasing their potential to be used as drugs.

      We are conducting preclinical studies to determine the mechanism of action of TZPs as well as evaluate their activity ex-vivo. Based on the outcome of these studies, we will determine whether to initiate clinical trials using TZPs in rheumatoid arthritis, Crohn’s disease or potentially in other inflammatory diseases.

      We have contracted with BioSeek, Inc. to conduct preclinical studies to determine the mechanism of action for TZPs. Under the terms of the agreement, we are obligated to pay BioSeek a milestone payment upon determination of the mechanism of action. Additional milestone payments and royalties are payable to BioSeek if we partner or commercialize our TZP program.

Intellectual Property

      Our intellectual property portfolio can be divided into three main technology areas: ISS, TZP and vaccines using DNA. We have entered into exclusive, worldwide license agreements with the Regents of the University of California for technology and related patent rights in these three technology areas.

•	ISS technology: We have ten issued U.S. and foreign patents, 33 pending U.S. patent applications, and 82 pending foreign applications that seek worldwide coverage of compositions and methods using ISS technology. Some of these patents and applications have been exclusively licensed worldwide from the Regents of the University of California. Among others, we hold issued U.S. patents covering 1018 ISS as a composition of matter; the use of ISS alone to treat asthma; and ISS linked to allergens and viral or tumor antigens.

•	TNF-alpha inhibitors: We have eight issued U.S. and foreign patents and eight pending U.S. and foreign patent applications providing worldwide rights to a group of small-molecule TNF-alpha synthesis inhibitors known as TZPs. We hold exclusive, worldwide licenses to these patents and patent applications held by the Regents of the University of California.

•	Vaccines using DNA: We have 14 issued U.S. and foreign patents and nine pending U.S. and foreign patent applications covering methods and compositions for vaccines using DNA and methods for their use. We hold an exclusive worldwide license from the Regents of the University of California for patents and patent applications relating to vaccines using DNA, and we have the right to grant sublicenses to third parties. Effective January 1998, we entered into a cross-licensing agreement with Vical, Inc. that grants each company exclusive, worldwide rights to combine the other firm’s patented technology for DNA immunization with its own for selected indications.

      Under the terms of our license agreements with the Regents of the University of California, we are required to pay license fees, make milestone payments and pay royalties on net sales resulting from successful products originating from the licensed technologies. In addition, the license agreements require us to make a one-time cash payment to the Regents of the University of California upon the conclusion of this offering based on the initial public offering price as partial consideration for the licenses. This payment would be approximately $217,000, based on an assumed initial public offering price of $13.00 per share. We may terminate these agreements in whole or in part on 60 days’ advance notice. The Regents of the University of California may terminate these agreements if we are in default for failure to make royalty payments, produce required reports or fund internal research and we do not cure a breach within 60 days after being notified of the breach. Otherwise, the agreements do not terminate until the last patent claiming a product licensed under the agreement or its manufacture or use expires, or in the absence of patents, until the date the last patent application is abandoned, except for the TZP agreement, which will expire on such date or in October 2013, whichever is later.

      Although we believe our patents and patent applications, including those that we license, provide a competitive advantage, the patent positions of pharmaceutical and biopharmaceutical companies are highly uncertain and involve complex legal and factual questions. We and our collaborators or licensors may not be able to develop patentable products or be able to obtain patents from pending patent applications. Even if patent claims are allowed, the claims may not issue, or in the event of issuance, may not be sufficient to protect the technology owned by or licensed to us. These current patents, or patents that issue on pending applications, may be challenged, invalidated, infringed or circumvented, and the rights granted in those patents may not provide proprietary protection or competitive advantages to us. Patent applications filed before November 29, 2000 in the U.S. are maintained in secrecy until patents issue; later filed U.S. applications and patent applications in most foreign countries generally are not published until at least 18 months after they are filed. Scientific and patent publication often occurs long after the date of the scientific discoveries disclosed in those publications. Accordingly, we cannot be certain that we were the first to invent the subject matter covered by any patent application or that we were the first to file a patent application for any inventions.

      Our commercial success depends significantly on our ability to operate without infringing patents and proprietary rights of third parties. A number of pharmaceutical companies, biotechnology companies, including Coley Pharmaceutical Group, or Coley, as well as universities and research institutions may have filed patent applications or may have been granted patents that cover technologies similar to the technologies owned or licensed to us. We cannot determine with certainty whether patents or patent applications of other parties may materially affect our ability to make, use or sell any products. The existence of third-party patent applications and patents could significantly reduce the coverage of the patents owned by or licensed to us and limit our ability to obtain meaningful patent protection.

      If patents containing competitive or conflicting claims are issued to third parties, we may be enjoined from pursuing research, development or commercialization of products or be required to obtain licenses to these patents or to develop or obtain alternative technology. In addition, other parties may duplicate, design around or independently develop similar or alternative technologies to ours or our licensors. If another party controls patents or patent applications covering our products, we may not be able to obtain the rights we need to those patents or patent applications in order to commercialize our products. We have developed second-generation technology that we believe reduces many of these risks.

      Litigation may be necessary to enforce patents issued or licensed to us or to determine the scope or validity of another party’s proprietary rights. U.S. Patent Office interference proceedings may be necessary if we and another party both claim to have invented the same subject matter. Coley has issued U.S. patent claims, as well as patent claims pending with the U.S. Patent and Trademark Office, that, if held to be valid, could require us to obtain a license in order to commercialize one or more of our formulations of ISS in the U.S., including AIC. On December 17, 2003, the United States Patent and Trademark Office declared an interference to resolve first-to-invest disputes between a patent application filed by the Regents of the University of California, which is exclusively licensed to us, and an issued U.S. patent owned by Coley relating to immunostimulatory DNA sequences. The declaration of interference names the Regents of the University of California as senior party, indicating that a patent application filed by the Regents of the University of California and licensed to us was filed prior to a patent application owned by Coley that led to an issued U.S. patent. The interference provides the first forum to challenge the validity and priority of certain of Coley’s patents. If successful, the interference action would establish our founders as the inventors of the inventions in dispute. If we do not prevail in the interference proceeding, we may not be able to obtain patent protection on the subject matter of the interference, which would have a material adverse impact on our business. In addition, if Coley prevails in the interference, it may seek to enforce its rights under issued claims, including, for example, by suing us for patent infringement. Consequently, we may need to obtain a license to issued and/or pending claims held by Coley by paying cash, granting royalties on sales of our products or offering rights to our own proprietary technologies. Such a license may not be available to us on acceptable terms, if at all.

      We could incur substantial costs if:

•	litigation is required to defend against patent suits brought by third parties;

•	we participate in patent suits brought against or initiated by our licensors;

•	we initiate similar suits; or

•	we pursue an interference proceeding.

      In addition, we may not prevail in any of these actions or proceedings. An adverse outcome in litigation or an interference or other proceeding in a court or patent office could:

•	subject us to significant liabilities;

•	require disputed rights to be licensed from other parties; or

•	require us to cease using some of our technology.

      We also rely on trade secrets and proprietary know-how, especially when we do not believe that patent protection is appropriate or can be obtained. Our policy is to require each of our employees, consultants and advisors to execute a confidentiality and inventions agreement before beginning their employment, consulting or advisory relationship with us. These agreements generally provide that the individuals must keep confidential and not disclose to other parties any confidential information developed or learned by the individuals during the course of their relationship with us except in limited circumstances. These agreements also generally provide that we own all inventions conceived by the individuals in the course of rendering services to us.

      In the future, we may collaborate with other entities on research, development and commercialization activities. Disputes may arise about inventorship and corresponding rights in know-how and inventions resulting from the joint creation or use of intellectual property by us and our collaborators, licensors, scientific collaborators and consultants. In addition, other parties may circumvent any proprietary protection we do have. As a result, we may not be able to maintain our proprietary position.

Manufacturing

      The process for manufacturing oligonucleotides such as ISS is well established and uses commercially available equipment and raw materials. To date, we have manufactured small quantities of our oligonucleotide formulations for research purposes. We have relied on a single contract manufacturer to produce our ISS for clinical trials. We have identified several additional manufacturers with whom we could contract for the manufacture of ISS.

      AIC consists of ISS linked to Amb a 1, the principal ragweed allergen, which is purified from ragweed pollen purchased on an as-needed basis from commercial suppliers of ragweed pollen. If we are unable to purchase ragweed pollen from commercial suppliers, we may be required to contract directly with collectors of ragweed pollen which may in turn subject us to unknown pricing and supply risks.

      As we develop product candidates addressing other allergies, including grass, tree and plant allergies, we may face similar supply risks. In the past, AIC was produced for us by a single contract manufacturer. Our existing supplies of AIC are sufficient for us to conduct our currently planned Phase IIb clinical trial. We plan to qualify and enter into manufacturing agreements with one or more new commercial manufacturers to produce additional supplies of AIC as required for completion of clinical trials and commercialization.

      Our hepatitis B vaccine consists of ISS combined with clinical grade hepatitis B surface antigen using standard fill and finish processes. Hepatitis B surface antigen is manufactured worldwide by several companies. We have acquired hepatitis B surface antigen for our clinical trials to date from a single commercial manufacturer. We are currently in discussions with several potential suppliers of hepatitis B surface antigen to secure a supply of antigen necessary to permit us to commence our planned Phase III trials and to commercialize our hepatitis B vaccine product candidate.

Marketing

      We have no sales, marketing or distribution capability. We currently intend to seek global partners to help us market certain product candidates within our seasonal allergy portfolio as well as our hepatitis B product candidates. Although we have not yet determined our commercialization strategy for our other product candidates, we are inclined to license commercial rights to large pharmaceutical companies with appropriate marketing and distribution capabilities, except in instances where it may prove feasible to build a small direct sales organization targeting a narrow specialty or therapeutic area.

Competition

      The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. Many of our competitors, including biotechnology and pharmaceutical companies, academic institutions and other research organizations, are actively engaged in the discovery, research and development of products that could compete directly or indirectly with our products under development.

      If AIC is approved and commercialized, it will compete directly with conventional allergy immunotherapy. Conventional allergy immunotherapy products are mixed by allergists and customized for individual patients from commercially available plant material extracts. Because conventional immunotherapies are customized on an individual patient basis, they are not marketed or sold as FDA approved pharmaceutical products. In addition, a number of companies, including GlaxoSmithKline Plc, Merck & Co., Inc., and AstraZeneca Plc, produce pharmaceutical products, such as antihistamines, corticosteroids and anti-leukotriene agents, which manage seasonal allergy symptoms. We consider these pharmaceutical products as indirect competition for AIC because they are targeting the same disease, although they do not attempt to treat the underlying causation of the disease.

      Our hepatitis B vaccine, if it is approved and commercialized, will compete directly with existing, three-injection vaccine products produced by Merck & Co., Inc., GlaxoSmithKline Plc, and Berna Biotech AG, among others. There are also two-injection hepatitis B vaccine products in clinical development, including a vaccine being developed by GlaxoSmithKline Plc. In addition, our hepatitis B vaccine will compete against a number of multivalent vaccines that simultaneously protect against hepatitis B in addition to other diseases. Our hepatitis B immunotherapy, if developed, approved and commercialized, will compete directly with existing hepatitis B therapeutic products, including those manufactured by Roche Group, Schering-Plough Corporation, Gilead Sciences, Inc. and GlaxoSmithKline Plc.

      Our inhaled 1018 ISS asthma product candidate would indirectly compete with existing asthma therapies, including corticosteroids, leukotriene inhibitors and IgE monoclonal antibodies, including those produced by Novartis Corporation, AstraZeneca Plc, Schering-Plough Corporation and GlaxoSmithKline Plc. We consider these existing therapies to be indirect competition because they only attempt to address the symptoms of the disease and, unlike our product candidate, do not attempt to address the underlying cause of the disease. We are also aware of a preclinical injectable product which may target the underlying cause of asthma, rather than just the symptoms, which is being developed by Aventis Group under a collaboration agreement with Coley Pharmaceutical Group. This product, if approved and commercialized, may compete directly with our asthma product candidate.

      Many of the entities developing and marketing these competing products have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing than us. Smaller or early-stage companies may also prove to be significant competitors, particularly for collaborative agreements with large, established companies and access to capital. These entities may also compete with us in recruiting and retaining qualified scientific and management personnel, as well as in acquiring technologies complementary to, or necessary for, our programs.

      We expect that competition among products approved for sale will primarily be based on the efficacy, ease of use, safety profile, and price. Our ability to compete effectively, develop products that can be manufactured cost-effectively and market them successfully based on differentiated label claims will depend on our ability to:

•	show efficacy and safety in our clinical trials;

•	obtain required government and other public and private approvals on a timely basis;

•	enter into collaborations to manufacture, market and sell our products;

•	maintain a proprietary position in our technologies and products; and

•	attract and retain key personnel.

Regulatory Considerations

      The advertising, labeling, storage, record-keeping, safety, efficacy, research, development, testing, manufacture, promotion, marketing and distribution of our potential products are subject to extensive regulation by numerous governmental authorities in the U.S. and other countries. In the U.S., pharmaceutical products are subject to rigorous review by the Food and Drug Administration, or FDA, under the Federal

Food, Drug, and Cosmetic Act, the Public Health Service Act and other federal statutes and regulations. The steps ordinarily required by the FDA before a new drug or biologic may be marketed in the U.S. are similar to steps required in most other countries and include:

•	completion of preclinical laboratory tests, preclinical trials and formulation studies;

•	submission to the FDA of an investigational new drug application, or IND, for a new drug or biologic, which must become effective before clinical trials may begin;

•	performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug or biologic for each proposed indication;

•	the submission of a new drug application, or NDA, or a biologics license application, or BLA, to the FDA; and

•	FDA review and approval of the NDA or BLA before any commercial marketing, sale or shipment of the drug.

      If we do not comply with applicable requirements, U.S. regulatory authorities may:

•	fine us;

•	require that we recall our products;

•	seize our products;

•	require that we totally or partially suspend the production of our products;

•	refuse to approve our marketing applications;

•	criminally prosecute us; and

•	revoke previously granted marketing authorizations.

      To secure FDA approval, we must submit extensive non-clinical and clinical data, manufacturing information, and other supporting information to the FDA for each indication to establish a product candidate’s safety and efficacy. The number of preclinical studies and clinical trials that will be required for FDA and foreign regulatory agency approvals varies depending on the product candidate, the disease or condition for which the product candidate is in development and regulations applicable to any particular drug candidate. Data obtained from preclinical and clinical activities are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval or clearance. Further, the results from preclinical testing and early clinical trials are often not predictive of results obtained in later clinical trials. Many new drugs that have shown promising results in early clinical trials subsequently failed to establish sufficient safety and efficacy to obtain regulatory approval. The approval process takes many years, requires the expenditures of substantial resources, involves post-marketing surveillance and may involve requirements for additional post-marketing studies. The FDA may also require post-marketing testing and surveillance to monitor the effects of approved products or place conditions on any approvals that could restrict the commercial applications of these products. The FDA may withdraw product approvals if we do not continue to comply with regulatory standards or if problems occur following initial marketing. Delays experienced during the governmental approval process may materially reduce the period during which we will have exclusive rights to exploit patented products or technologies. Delays can occur at any stage of clinical trials and as result of many factors, certain of which are not under our control, including:

•	lack of efficacy, or incomplete or inconclusive results from clinical trials;

•	unforeseen safety issues;

•	failure by investigators to adhere to protocol requirements, including patient enrollment criteria;

•	slower than expected rate of patient recruitment;

•	failure by subjects to comply with trial protocol requirements;

•	inability to follow patients adequately after treatment;

•	inability to qualify and enter into arrangements with third parties to manufacture sufficient quality and quantities of materials for use in clinical trials;

•	failure by a contract research organization to fulfill contractual obligations; and

•	adverse changes in regulatory policy during the period of product development or the period of review of any application for regulatory approval or clearance.

      Non-clinical studies involve laboratory evaluation of product characteristics and animal studies to assess the initial efficacy and safety of the product. The FDA, under its good laboratory practices regulations, regulates non-clinical studies. Violations of these regulations can, in some cases, lead to invalidation of those studies, requiring these studies to be replicated. The results of the non-clinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an investigational new drug application, which must be approved by the FDA before we can commence clinical investigations in humans. Unless the FDA objects to an investigational new drug application, the investigational new drug application will become effective 30 days following its receipt by the FDA. Clinical trials involve the administration of the investigational product to humans under the supervision of a qualified principal investigator. We must conduct our clinical trials in accordance with good clinical practice under protocols submitted to the FDA as part of the investigational new drug application. In addition, each clinical trial must be approved and conducted under the auspices of an investigational review board and with patient informed consent. The investigational review board will consider, among other things, ethical factors, the safety of human subjects and the possibility of liability of the institution conducting the trial.

      The stages of the FDA regulatory process include research and preclinical studies and clinical trials in three sequential phases that may overlap. Research and preclinical studies do not involve the introduction of a product candidate in human subjects. These activities involve identification of potential product candidates, modification of promising candidates to optimize their biological activity, as well as preclinical studies to assess safety and effectiveness in animals. In clinical trials, the product candidate is administered to humans. Phase I clinical trials typically involve the administration of a product candidate into a small group of healthy human subjects. These trials are the first attempt to evaluate a drug’s safety, determine a safe dose range and identify side effects. During Phase II trials, the product candidate is introduced into patients who suffer from the medical condition that the product candidate is intended to treat. Phase II studies are designed to evaluate whether a product candidate shows evidence of effectiveness, to further evaluate dosage, and to identify possible adverse effects and safety risks. When Phase II evaluations demonstrate that a product candidate appears to be both safe and effective, Phase III trials are undertaken to confirm a product candidate’s effectiveness and to test for safety in an expanded patient population. If the results of Phase III trials appear to confirm effectiveness and safety, the data gathered in all phases of clinical trials form the basis for an application for FDA regulatory approval of the product candidate.

      We and all of our contract manufacturers are required to comply with the applicable FDA current good manufacturing practice regulations. Manufacturers of biologics also must comply with FDA’s general biological product standards. Failure to comply with the statutory and regulatory requirements subjects the manufacturer to possible legal or regulatory action, such as suspension of manufacturing, seizure of product or voluntary recall of a product. Good manufacturing practice regulations require quality control and quality assurance as well as the corresponding maintenance of records and documentation. Prior to granting product approval, the FDA must determine that our or our third party contractor’s manufacturing facilities meet good manufacturing practice requirements before we can use them in the commercial manufacture of our products. In addition, our facilities are subject to periodic inspections by the FDA for continued compliance with good manufacturing practice requirements following product approval. Adverse experiences with the product must be reported to the FDA and could result in the imposition of market restriction through labeling changes or in product removal.

      Outside the U.S., our ability to market a product is contingent upon receiving marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country.

      At present, foreign marketing authorizations are applied for at a national level, although within the European Union registration procedures are mandatory for biotechnology and some other novel drugs and are available to companies wishing to market a product in more than one European Union member state. The regulatory authority generally will grant marketing authorization if it is satisfied that we have presented it with adequate evidence of safety, quality and efficacy.

      We are also subject to various federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with our research. We cannot accurately predict the extent of government regulation that might result from any future legislation or administrative action.

Employees

      As of the date of this prospectus, we have 43 full-time employees, including nine Ph.D.s, two M.D.s and nine others with advanced degrees. Of the 43 employees, 33 are dedicated to research and development activities. None of our employees is subject to a collective bargaining agreement, and we believe our relations with our employees are good.

Facilities

      We lease approximately 11,500 square feet of laboratory and office space in Berkeley, California under a lease expiring in May 2008 and 8,700 square feet of general office space in Emeryville, California under a lease expiring in March 2004. In January 2004, we entered into a 10-year lease for approximately 20,500 square feet of laboratory and office space in Berkeley, California expiring in March 2014 to replace our Emeryville lease and provide for additional space.

Legal Proceedings

      We are not a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

      The following table sets forth the name, age and position of each of our executive officers and directors as of December 31, 2003.

Name	Age	Position

Dino Dina, M.D.	57	President and Chief Executive Officer and Director
Robert L. Coffman, Ph.D.	57	Vice President and Chief Scientific Officer
William J. Dawson	49	Vice President, Finance & Operations and CFO
Daniel Levitt, M.D., Ph.D.	56	Vice President and Chief Medical Officer
Stephen F. Tuck, Ph.D.	41	Vice President, Biopharmaceutical Development
Gary A. Van Nest, Ph.D.	54	Vice President, Preclinical Research
Daniel S. Janney	38	Chairman of the Board
Louis C. Bock	38	Director
Dennis Carson, M.D.	57	Director
Jan Leschly	63	Director
Arnold L. Oronsky, Ph.D.	63	Director

      Dino Dina, M.D. has been our President and a member of our Board of Directors since May 1997 and our Chief Executive Officer since May 1998. From 1982 until he joined us in 1997, Dr. Dina was an employee of Chiron Corporation, a biopharmaceutical company. At Chiron, Dr. Dina held a series of positions with increasing responsibility. He ultimately served as president of Chiron Vaccines (formerly Biocine Company), which he directed from its inception in 1987. Under Dr. Dina’s direction, Chiron Vaccines received the first-ever approval of an adjuvanted influenza vaccine in Italy, successfully completed development of the first genetically engineered pertussis vaccine and conducted clinical trials for vaccines to prevent HIV, herpes simplex type II, cytomegalovirus and hepatitis B infections. The virology group he directed was responsible for several key scientific findings, including the discovery, cloning and sequencing of the hepatitis C virus and the cloning and sequencing of the viral genomes for HIV and hepatitis A viruses. Prior to joining Chiron, Dr. Dina was employed at Albert Einstein College of Medicine in Bronx, New York, as an assistant professor of genetics from 1977 to 1982. He received his M.D. from the University of Genova Medical School in Italy.

      Robert L. Coffman, Ph.D. has been our Vice President and Chief Scientific Officer since December 2000. Dr. Coffman joined Dynavax from the DNAX Research Institute where he had been since 1981, most recently as Distinguished Research Fellow. Prior to that, he was a postdoctoral fellow at Stanford University Medical School. Dr. Coffman has made fundamental discoveries about the regulation of immune responses in allergic and infectious diseases. He shared the William S. Coley Award for Research in Immunology for discovery of the Th1 and Th2 subsets of T lymphocytes, the cells that control most immune responses. Dr. Coffman received his Ph.D. from the University of California, San Diego and his AB from Indiana University.

      William J. Dawson has been our Vice President, Finance & Operations, and Chief Financial Officer since August 2002. From 1998 through 2001, he was corporate senior vice president, business development, for McKesson Corporation, a healthcare services company, where he was responsible for mergers and acquisitions and venture capital investing. He was also acting chief financial officer of iMcKesson, an e-health subsidiary of McKesson with $300 million in revenue. Prior to McKesson, Mr. Dawson was a managing director in corporate finance at Volpe Brown Whelan LLC, an investment banking firm, where he specialized in biopharmaceutical companies. Mr. Dawson serves on the boards of directors of McGrath RentCorp, a public equipment finance company, and Wellington Trust Company, a subsidiary of Wellington Management Company LLC, a private institutional fund management company. Mr. Dawson earned his MBA from Harvard Business School and his AB in mechanical engineering from Stanford University.

      Daniel Levitt, M.D., Ph.D. has been our Vice President and Chief Medical Officer since August 2003 and is responsible for our clinical, regulatory, and medical affairs. From 2002 until he joined us in 2003, Dr. Levitt was chief operating officer and head, research and development at Affymax. From 1996 to 2002, Dr. Levitt was senior vice president, drug development, and then president, research and development, at Protein Design Labs, Inc. Prior to Protein Design Labs, he had a successful and progressive career in scientific management, clinical, and regulatory affairs at Geron, from 1995 to 1996, Sandoz, from 1990 to 1995, and Hoffman-LaRoche, from 1986 to 1990. His academic appointments included Senior Scientist and Associate Director at the Guthrie Research Institute in Sayre, Pennsylvania from 1983 to 1986 and Assistant Professor of Pediatrics and Immunology at the University of Chicago Hospitals and Clinics from 1980 to 1983. He earned his M.D. and Ph.D. in biology from the University of Chicago, completed his residency at Yale-New Haven Hospital, was a clinical and research fellow at the University of Alabama Medical Center from 1977 to 1980 and graduated magna cum laude, Phi Beta Kappa from Brandeis University.

      Stephen F. Tuck, Ph.D. has been our Vice President, Biopharmaceutical Development since November 2000 and previously served as our Senior Director of Biopharmaceutical Development since joining us in November 1997. From 1992 until he joined us in 1997, Dr. Tuck was employed by Chiron Corporation, where he had served in various capacities in the Technical Affairs and Process Development departments. At Chiron, Dr. Tuck was involved in the development of Fluad™, a novel adjuvanted influenza vaccine, various subunit vaccines, adjuvants and protein therapeutics. Prior to joining Chiron, Dr. Tuck was a post-doctoral fellow at Johns Hopkins University School of Medicine and the University of California, San Francisco. He has over 14 years of experience in pharmaceutical chemistry. Dr. Tuck received his Ph.D. and B.Sc. from Imperial College, University of London.

      Gary A. Van Nest, Ph.D. has been our Vice President, Preclinical Research since November 2000 and previously served as our Senior Director of Preclinical Research since joining us in November 1997. From 1985 until he joined us in 1997, Dr. Van Nest was employed by Chiron Corporation, where he served in several positions of increasing responsibility culminating in a position as Acting Head of Vaccine Research. At Chiron, Dr. Van Nest directed the development of novel adjuvants and delivery vehicles for subunit vaccines for herpes, HIV, influenza, hepatitis B virus, hepatitis C virus and cytomegalovirus. Dr. Van Nest has authored over 40 publications. He received his Ph.D. in biochemistry from the University of Arizona and his BA from the University of California, Riverside.

      Daniel S. Janney has been Chairman of our Board of Directors since December 1996. Since February 1996, he has been employed by Alta Partners, a venture capital firm, where he is a managing director. Prior to joining Alta Partners, Mr. Janney was a vice president of Montgomery Securities’ health care and biotechnology investment banking group from 1993 to 1996. In addition to his position as our Chairman of the Board, Mr. Janney also sits on the boards of directors of several private companies. He received his MBA from the Anderson School at UCLA and his BA from Georgetown University.

      Louis C. Bock has been a member of our Board of Directors since December 1999. Mr. Bock has been a managing director with Bank of America Ventures, a venture capital firm, since September 1997. From September 1989 to September 1997, Mr. Bock was employed by Gilead Sciences, a biopharmaceutical company, where he held various positions in research, project management, business development and sales. Prior to joining Gilead, Mr. Bock was a research associate at Genentech, a biopharmaceutical company, from November 1987 to September 1989. Mr. Bock also serves on the Board of Directors of diaDexus and Structural GenomiX and is responsible for investments in Seattle Genetics, Prestwick Pharmaceuticals and Corixa Corporation. He received his MBA from California State University, San Francisco and his BS in biology from California State University, Chico.

      Dennis Carson, M.D. has been a member of our Board of Directors since December 1996. Dr. Carson is a noted researcher in the fields of autoimmune and immunodeficiency diseases and is co-discoverer with Dr. Eyal Raz of the immunostimulatory sequences that form the basis of our technology. He has played key roles in the founding of Vical, Inc., a gene therapy company, IDEC Pharmaceuticals, a biopharmaceutical company, and Triangle Pharmaceuticals. Dr. Carson is director of the Sam and Rose Stein Institute for

Research on Aging and has been a professor in the Department of Medicine at the University of California, San Diego since 1995. He received his M.D. from Columbia University and his BA from Haverford College.

      Jan Leschly is Chairman and Partner at Care Capital. Before founding Care Capital in 2000, Mr. Leschly was Chief Executive of SmithKline Beecham PLC from 1994 to 2000. He joined SmithKline Beecham as Chairman of the Worldwide Pharmaceutical business in 1990 and was elected to the Board of Directors in 1990. Before joining SmithKline Beecham, Mr. Leschly served as President and Chief Operating Officer of Squibb Corporation. He joined Squibb in 1979 as Vice President, Commercial Development and in 1984 he was elected Group Vice President and a member of the Board of Directors with responsibility for the Worldwide Pharmaceuticals Products Group. Prior to this, he worked for seven years with Novo Nordisk, where he served as Executive Vice President and President of the Pharmaceutical Division. Mr. Leschly is a member of the boards of directors of the American Express Company, Viacom Inc. and the Maersk Group and serves on the International Advisory Board of DaimlerChrysler AG. He is a member of the Business Council and the Emory University Goizueta Business School Dean’s Advisory Council. Before his business career, Mr. Leschly made his name in professional tennis, ranking 10th in the world in 1967. He serves as Chairman of the International Tennis Hall of Fame. Born in Denmark, Mr. Leschly received his MS in pharmacy from the Copenhagen College of Pharmacy and a BS in business administration from the Copenhagen School of Economics and Business Administration.

      Arnold L. Oronsky, Ph.D. has been a member of our Board of Directors since November 1996. Dr. Oronsky is a general partner with InterWest Partners, a venture capital firm. Prior to joining InterWest Partners in 1994, Dr. Oronsky was vice president of discovery research for the Lederle Laboratories division of American Cyanamid, a pharmaceutical company. From 1973 until 1976, Dr. Oronsky was head of the inflammation, allergy and immunology research program at Ciba-Geigy Pharmaceutical Company. Dr. Oronsky also served as a senior lecturer in the Department of Medicine at The Johns Hopkins Medical School. Dr. Oronsky has won numerous grants and awards and has published over 125 scientific articles. Dr. Oronsky serves on the boards of directors of Coulter Pharmaceuticals, Inc., a biopharmaceutical company, Corixa Corporation, a biopharmaceutical company and BioTransplant Incorporated, a biopharmaceutical company. He received his Ph.D. from Columbia University, College of Physicians and Surgeons and his AB from New York University.

Board of Directors

      Our Board of Directors is currently comprised of six directors and is authorized to have up to nine members. Upon completion of this offering, our board will be divided into three classes of directors serving staggered three-year terms. As a result, our stockholders will elect approximately one-third of the Board of Directors each year. The classification of our Board of Directors, together with other provisions in our certificate of incorporation, including provisions that allow our Board of Directors to fill vacancies on or increase the size of our board, may delay or prevent changes in control of our board or our management.

      Our Board of Directors has designated that Messrs. Dina and Carson will serve as Class I directors, whose terms expire at the 2004 annual meeting of stockholders. Messrs. Leschly and Bock will serve as Class II directors whose terms expire at the 2005 annual meeting of stockholders. Messrs. Oronsky and Janney will serve as Class III directors whose terms expire at the 2006 annual meeting of stockholders.

Director Compensation

      We intend to provide the following compensation to each of our new non-employee directors who will be joining us beginning in 2004 and who is not the direct or indirect beneficial owner of 1% or more of our stock.

      Cash Compensation. Each such director will receive an annual fee of $15,000 for his or her service as a director and an additional annual fee of $2,500 will be paid to the chair of our audit committee. Each of these directors will also receive $2,000 for each board meeting attended in person and $500 for each board meeting attended by telephone. Each of these directors who is also a member of our audit or compensation committee will receive $1,000 for each committee meeting attended in person and $250 for each committee meeting attended by telephone, provided that such committee meeting is held on a day when there is not also a board meeting.

      Equity Compensation. Each such director will automatically be granted an option to acquire 16,000 shares of our common stock on the date the director is first elected or appointed to our Board of Directors. These options will vest and become exercisable in four equal installments on each anniversary of the grant date. The exercise price per share of these options will equal the fair market value of our common stock on the date of grant. In addition, upon the date of each annual stockholders’ meeting, each such director who has been a member of our Board of Directors for at least eleven months prior to the date of the stockholders’ meeting will receive an automatic grant of options to acquire 5,000 shares of our common stock. These options will vest and become exercisable in full on the first anniversary of the grant date.

Board Committees

      Our Board of Directors has established a compensation committee and an audit committee. The compensation committee, consisting of Messrs. Bock and Janney, reviews and approves the salaries, bonuses and other compensation payable to our executive officers and administers and makes recommendations concerning our employee benefit plans.

      The audit committee, consisting of Messrs. Janney, Leschly and Oronsky, makes recommendations to our Board of Directors regarding the selection of independent auditors. The audit committee reviews our accounting policies and practices and financial reporting and internal controls, makes recommendations to our Board of Directors regarding the selection of independent auditors to audit our financial statements and confers with the auditors and our officers for purposes of reviewing our financial structure and financial reporting.

Compensation Committee Interlocks and Insider Participation

      No member of our compensation committee serves as a member of the Board of Directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors or compensation committee. There are no family relationships among any of our directors or executive officers.

Executive Compensation

      The following table sets forth information concerning compensation awarded by us during the fiscal year ended December 31, 2003, to our Chief Executive Officer and each of our four most highly compensated executive officers whose total salary, bonus and other compensation exceeded $100,000 during the fiscal year ended December 31, 2003, whom we refer to in this prospectus as named executive officers. In accordance with the rules of the Securities and Exchange Commission, or the SEC, the compensation described in this table does not include perquisites and other personal benefits received by the executive officers named in the table below that do not exceed the lesser of $50,000 or 10% of the total salary and bonus reported for these executive officers.

Summary Compensation Table

				Long-Term
				Compensation

		Annual Compensation		Securities
				Underlying	All Other
Name and Principal Position	Year	Salary	Bonus	Options(#)	Compensation

Dino Dina, M.D.	2003	$300,000	$120,000	400,000	—
President and Chief Executive	2002	$300,000	$105,000	200,000	—
Officer and Director	2001	$275,000	$82,500	—	—

				Long-Term
				Compensation

		Annual Compensation		Securities
				Underlying	All Other
Name and Principal Position	Year	Salary	Bonus	Options(#)	Compensation

Robert Coffman, Ph.D.	2003	$218,500	$66,000	66,667	—
Vice President and Chief	2002	$210,000	$63,000	—	—
Scientific Officer	2001	$200,000	$60,000	—	—
William J. Dawson(1)	2003	$225,000	$90,000	—	—
Vice President, Finance &	2002	$83,654	$33,750	133,333	—
Operations and CFO	2001	—	—	—	—
Stephen F. Tuck, Ph.D.	2003	$192,600	$57,600	70,000	—
Vice President, Biopharmaceutical	2002	$180,000	$54,000	—	—
Development	2001	$165,000	$49,500	—	—
Gary A. Van Nest, Ph.D.	2003	$192,600	$57,600	70,000	—
Vice President, Preclinical Research	2002	$180,000	$54,000	—	—
	2001	$165,000	$41,250	—	—

(1)	Mr. Dawson began his employment with us in August 2002.

Options Granted in Fiscal Year Ended December 31, 2003

      The following table sets forth information concerning grants of stock options to each of the executive officers named in the table above during the fiscal year ended December 31, 2003. All of these options were granted under our 1997 equity incentive plan, as amended, at an exercise price equal to the fair value of our common stock at the time of grant, as determined by our Board of Directors. Each option vests over a period of four years and is exercisable immediately. An option that is exercised prior to vesting is subject to a repurchase option in favor of the company in respect of shares that are unvested upon termination of the optionee’s employment, at the per share exercise price. The exercise price may in some cases be paid by delivery of other shares or by offset of the shares subject to options. The percentage of total options set forth below is based on options to purchase an aggregate of shares of common stock granted to employees for the fiscal year ended December 31, 2003. Potential realizable value is based on an assumed initial public offering price of our common stock of $13.00. Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts representing hypothetical gains are those that could be achieved if options are exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the SEC based on an assumed initial public offering price of $13.00 per share and do not represent our estimate or projection of the future stock price.

					Potential Realizable
					Value at Assumed
		Percentage of			Annual Rate of Stock
	Number of	Total Options			Price Appreciation
	Securities	Granted to	Exercise		for Option Term
	Underlying	Employees in	Price Per	Expiration
Name	Options	Fiscal Year	Share	Date	5%	10%

Dino Dina, M.D.(1)	400,000	48%	$3.00	12/17/2013	$7,270,252	$12,287,461
Robert Coffman, Ph.D.(2)	66,667	8%	$1.50	1/21/2013	$1,311,715	$1,381,250
William J. Dawson	—	—	—	—	—	—
Stephen F. Tuck, Ph.D.(4)	50,000	6%	$1.50	1/21/2013	$983,782	$1,035,933
	20,000	2%	$3.00	12/17/2013	$363,513	$414,373
Gary A. Van Nest, Ph.D.(6)	50,000	6%	$1.50	1/21/2013	$983,782	$1,035,933
	20,000	2%	$3.00	12/17/2003	$363,513	$414,373

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Values

      The following table sets forth information concerning shares acquired on exercise during the fiscal year ended December 31, 2003 and exercisable and unexercisable stock options held by each of the executive officers named in the summary compensation table at the fiscal year ended December 31, 2003. The value realized and the value of unexercised in-the-money options is based on an assumed initial public offering price of $13.00 per share less the per share exercise price, multiplied by the number of shares acquired on exercise and the number of shares underlying the options. All options were granted under our 1997 equity incentive plan, as amended.

			Number of Securities			Value of Unexercised
			Underlying Options at			In-the-Money Options
	Shares		Fiscal Year-End			at Fiscal Year-End
	Acquired on	Value
Name	Exercise (#)	Realized ($)	Exercisable		Unexercisable	Exercisable	Unexercisable

Dino Dina, M.D.	—	—	600,000	(1)	—	$1,799,997	—
Robert Coffman, Ph.D.	11,111	$127,777	55,556	(2)	—	$638,894	—
William J. Dawson	—	—	133,333	(3)	—	$1,533,330	—
Stephen F. Tuck, Ph.D.	—	—	103,333	(4)	—	$1,188,330	—
Gary A. Van Nest, Ph.D.	—	—	103,333	(5)	—	$1,188,330	—

(1)	The shares issuable upon exercise of this option are subject to a repurchase option in favor of the company. As of December 31, 2003, the repurchase option had lapsed as to 48,958 shares and was still in effect as to 551,042 shares.

(2)	The shares issuable upon exercise of this option are subject to a repurchase option in favor of the company. As of December 31, 2003, the repurchase option had lapsed as to 4,167 shares and was still in effect as to 51,389 shares.

(3)	The shares issuable upon exercise of this option are subject to a repurchase option in favor of the company. As of December 31, 2003, the repurchase option had lapsed as to 44,444 shares and was still in effect as to 88,889 shares.

(4)	The shares issuable upon exercise of this option are subject to a repurchase option in favor of the company. As of December 31, 2003, the repurchase option had lapsed as to 37,847 shares and was still in effect as to 65,486 shares.

(5)	The shares issuable upon exercise of this option are subject to a repurchase option in favor of the company. As of December 31, 2003, the repurchase option had lapsed as to 37,847 shares and was still in effect as to 65,486 shares.

Management Continuity and Severance Agreements

      Between August and October 2003, we entered into management continuity and severance agreements with Dr. Dino Dina, our President and Chief Executive Officer, William J. Dawson, our Vice President and Chief Financial Officer, Robert L. Coffman, Ph.D., our Vice President and Chief Scientific Officer, Dr. Daniel Levitt, M.D., Ph.D., our Vice President and Chief Medical Officer, Stephen F. Tuck, Ph.D., our Vice President of Biopharmaceutical Development and Gary A. Van Nest, Ph.D., our Vice President of Preclinical Research.

      Under Dr. Dina’s management continuity and severance agreement, if he is terminated without cause or is otherwise terminated involuntarily, he is entitled to a severance payment equal to 12 months salary, paid over 12 months in accordance with our payroll practices, 12 months of paid COBRA continuation coverage and an additional 12 months vesting of his options to purchase our stock. In the event of death or disability, the agreement provides that the exercise period of all vested options will be extended to 12 months from the date of termination due to such death or disability. In addition, under the agreement, we agreed to accelerate the vesting of any stock options held by Dr. Dina by two years as of and upon a change in control of our company if he either accepts a position with the successor company or is not offered an executive position with the successor company. If Mr. Dina is terminated within 24 months following such a change in control he is also entitled to an additional severance payment equal to 12 months of his base salary, paid over 12 months in accordance with our payroll practices, plus his target incentive bonus and an additional 12 months of paid COBRA continuation coverage.

      Under the other management continuity and severance agreements, if any of the other executive officers are terminated without cause or are otherwise terminated involuntarily, they are entitled to a lump-sum severance payment equal to six months salary, six months of paid COBRA continuation coverage and an additional six months vesting of their option to purchase our stock. In the event of death or disability, the agreements provide that the exercise period of all vested options will be extended to 12 months from the date of termination due to such death or disability. In addition, under the management continuity and severance agreements, we agreed to accelerate the vesting of any stock options held by any executive officer as of and upon a change in control of our company by two years if the executive officer either accepts a position with the successor company or is not offered an executive position with the successor company. If the executive officer is terminated within 24 months following such a change in control the executive officer is also entitled to an additional lump-sum severance payment equal to 12 months of the executive officer’s base salary plus target incentive bonus and an additional 12 months of paid continued COBRA continuation coverage.

Loans to Executive Officers

      In September 2000, we entered into loan arrangements with Dino Dina, M.D., Stephen F. Tuck, Ph.D. and Gary A. Van Nest, Ph.D., in connection with their purchase of our common stock, for loans in the amount of $190,463, $11,574 and $18,000, respectively. These loans accrue interest at the rate of 6.22% compounded annually and are due upon the earliest to occur of a sale of the underlying common stock, 90 days following the termination of the executive officer’s status as director or employee for any reason other than death or disability, one year following the termination of their status as director or employee due to death or disability and September 15, 2005. As of November 30, 2003, the total outstanding principal and interest for the loans to Dr. Dina, Mr. Tuck and Mr. Van Nest were $231,146, $14,046 and $21,845, respectively.

      In November 2000, we entered into a loan arrangement with Robert L. Coffman, Ph.D., in connection with his purchase of our common stock, for a loan in the amount of $250,000. This loan accrues interest at the rate of 6.01% compounded annually and is due upon the earliest to occur of a sale of the underlying common stock, 90 days following the termination of his status as an employee for any reason other than death or disability, one year following the termination of his status as employee due to death or disability and November 20, 2005. As of November 30, 2003, the total outstanding principal and interest for the loan to Mr. Coffman was $298,315.

      Each of these loans is secured by the underlying common stock purchased by the executive officer.

Employee Benefit Plans

1997 Equity Incentive Plan

      The 1997 equity incentive plan was approved by our Board of Directors and our shareholders in January 1997. As of December 31, 2003, we have a total of 2,481,210 shares of common stock reserved for issuance under the 1997 plan. As of December 31, 2003, options to purchase 802,214 shares of common stock had been exercised, options to purchase 1,331,333 shares of common stock were outstanding and 347,663 shares of common stock remained available for grant. As of September 30, 2003, the outstanding options were exercisable at a weighted average exercise price of approximately $2.46 per share. Outstanding options to purchase an aggregate of 164,888 shares were held by employees and consultants who are not officers or directors of our company.

      As of the consummation of our initial public offering, the shares underlying awards granted under the 1997 plan that expire without having been exercised or are cancelled, up to a maximum of 900,000 shares, will become available for grant under the 2004 stock incentive plan. Awards under the 1997 plan consist of stock bonuses, restricted stock, incentive stock options, which are stock options that are intended to qualify under Section 422 of the Internal Revenue Code and non-qualified stock options, which are stock options that do not qualify under Section 422 of the Internal Revenue Code.

      Under the 1997 plan, the board may grant incentive stock options to employees, including officers and employee directors. Non-qualified stock options, stock bonuses and restricted stock may be granted to employees, directors, and consultants. The Board of Directors or a committee designated by the board administers our 1997 plan, including selecting the persons eligible under our 1997 plan that will be granted awards under our 1997 plan, determining the number of shares to be subject to each award, determining the exercise price, if any, of each award and determining the vesting and exercise periods of each award. The exercise price of all incentive stock options granted under our 1997 plan must be at least equal to the fair value of the common stock on the date of grant. The exercise price of all nonstatutory stock options granted under our 1997 plan shall be determined by the board, but in no event may be less than 85% of the fair value on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all our classes of stock, the exercise price of any incentive stock option or nonstatutory stock option granted must equal at least 110% of the fair value on the grant date and the maximum term of any these options must not exceed five years. The maximum term of an incentive stock option or nonstatutory stock option granted to any participant who does not own stock possessing more than 10% of the voting power of all our classes of stock must not exceed ten years. The purchase price of restricted stock issued under our 1997 plan shall be determined by the board, but in no event may be less than 85% of the fair market value on the date of issuance. With respect to any participant who owns stock possessing more than 10% of the voting power of all our classes of stock, the purchase price of restricted stock must equal at least 100% of the fair market value on the date of issuance. The board may grant stock bonuses under our 1997 plan in consideration for past services rendered to the company or for its benefit.

      If an optionee’s status as an employee, director or consultant terminates for any reason other than death or disability, the optionee may exercise their vested options within the three-month period following the termination, or for such longer period specified in the option agreement. In the event the optionee dies while the optionee is an employee, director or consultant of our company, the options vested as of the date of death may be exercised prior to the earlier of their expiration date or 18 months from the date of the optionee’s death, or for such longer period specified in the option agreement. In the event the optionee becomes disabled while the optionee is an employee, director or consultant of our company, the options vested as of the date of disability may be exercised prior to the earlier of their expiration date or 12 months from the date of the optionee’s disability, or for such longer period specified in the agreement.

      Restricted stock and stock bonuses granted under our 1997 plan may be subject to a repurchase option in our favor upon termination of the holder’s status as an employee, director or consultant. With respect to restricted stock or stock bonuses, if the holder’s status as an employee, director or consultant terminates for any reason, we may repurchase some or all of the unvested shares of restricted stock or stock bonuses from the holder within ninety days following termination of the holder’s employment or relationship as director or consultant, as applicable, or any longer period agreed to by us and the holder of the restricted stock or stock bonus. We may repurchase the unvested shares of restricted stock or stock bonus at a repurchase price equal to the original purchase price paid for the shares of restricted stock or the fair market value of the common stock at the time the stock bonus is granted.

      The type and maximum number of shares available under our 1997 plan, as well as the number and type of shares subject to, and per share exercise or purchase price of, outstanding awards under our 1997 plan will be appropriately adjusted in the event of certain corporate transactions affecting us which do not involve the receipt of consideration by the company.

      In the event of a corporate transaction where the acquiror assumes or replaces awards granted under the 1997 plan, awards issued under the 1997 plan will not be subject to accelerated vesting unless provided otherwise by agreement with the holder of the award. In the event of a corporate transaction where the acquiror does not assume or replace awards granted under the 1997 plan, outstanding awards will become fully vested and if applicable, exercisable, immediately prior to the consummation of the corporate transaction and will terminate upon consummation of the corporate transaction. However, awards that are assumed will automatically become fully vested and, if applicable, exercisable if the holder of the award is terminated by the acquiror without cause or terminates for good reason within 2 years after a corporate transaction.

      Under the 1997 plan, a corporate transaction is defined as:

•	a dissolution, liquidation or sale of all or substantially all of the assets of the company;

•	a merger or consolidation in which our company is not the surviving entity; or

•	a reverse merger in which the company is the surviving corporation but the shares of our common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property.

      The 1997 plan will terminate automatically in 2007 unless terminated earlier by our Board of Directors. The Board of Directors has the authority to amend or terminate the 1997 plan, subject to stockholder approval of some amendments. However, no action may be taken which will adversely affect any option previously granted under the 1997 plan, without the optionee’s consent.

      We intend not to make further grants under our 1997 plan effective upon the closing of this offering.

2004 Stock Incentive Plan

      Prior to the completion of this offering, we expect to establish a stock incentive plan. We expect to have our stockholders approve the plan prior to completion of this offering. We will reserve 3,500,000 shares of our common stock for issuance under our stock incentive plan, subject to adjustment for a stock split, or any future stock dividend or other similar change in our common stock or our capital structure. Commencing on the first business day of each calendar year beginning in 2005, during the term of our 2004 stock incentive plan, the number of shares of stock reserved for issuance under the 2004 stock incentive plan (including issuance as incentive stock options) will be increased annually by a number equal to the lesser of (a) 2% of the total number of shares outstanding as of that date, (b) 400,000 shares, or (c) a lesser number of shares determined by the board.

      Our 2004 stock incentive plan will provide for the grant of stock options, restricted stock, stock appreciation rights, dividend equivalent rights, performance units and performance shares, collectively referred to as “awards.” Stock options granted under the 2004 stock incentive plan may be either incentive stock options intended to qualify under the provisions of Section 422 of the Internal Revenue Code, or non-qualified stock options. Incentive stock options may be granted only to employees. Awards other than incentive stock options may be granted to employees, directors and consultants.

      The Board of Directors or a committee designated by the board, referred to as the “plan administrator”, will administer our 2004 stock incentive plan, including selecting the optionees, determining the number of shares to be subject to each award, determining the exercise or purchase price of each award and determining the vesting and exercise periods of each award.

      The exercise price of all incentive stock options granted under our 2004 stock incentive plan must be at least equal to 100% of the fair market value of the common stock on the date of grant. If, however, incentive stock options are granted to an employee who owns stock possessing more than 10% of the voting power of all classes of our stock or the stock of any parent or subsidiary of us, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the maximum term of these incentive stock options must not exceed five years. The maximum term of an incentive stock option granted to any other participant must not exceed ten years. The plan administrator will determine the term and exercise or purchase price of all other awards granted under our 2004 stock incentive plan.

      Under the 2004 stock incentive plan, incentive stock options may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised during the lifetime of the participant only by the participant. Other awards shall be transferable by will or by the laws of descent or distribution and to the extent and in the manner provided in the award agreement to the participant’s immediate family. The 2004 stock incentive plan permits the designation of beneficiaries by holders of awards, including incentive stock options.

      In the event a participant in our 2004 stock incentive plan terminates employment or is terminated by us without cause, any options that have become exercisable prior to the time of termination will remain exercisable for three months from the date of termination (unless a shorter or longer period of time is determined by the plan administrator upon grant of the option). In the event a participant in our 2004 stock incentive plan is terminated by us for cause, any options which have become exercisable prior to the time of termination will immediately terminate. If termination was caused by death or disability, any options which have become exercisable prior to the time of termination, will remain exercisable for twelve months from the date of termination (unless a shorter or longer period of time is determined by the plan administrator upon grant of the option). In no event may a participant exercise the option after the expiration date of the option.

      Awards granted under our 2004 stock incentive plan will automatically become fully vested immediately prior to the consummation of certain corporate events affecting the company if these awards are not assumed or replaced in connection with the corporate event. Awards that are assumed or replaced will not be accelerated. In addition, a grantee’s awards then outstanding will automatically become fully vested if the grantee is terminated without cause or terminates employment for good reason within twelve months after certain corporate events affecting the company.

      Unless terminated sooner, our 2004 stock incentive plan will automatically terminate in 2014. Our Board of Directors will have authority to amend or terminate our 2004 stock incentive plan. No amendment or termination of the 2004 stock incentive plan shall adversely affect any rights under awards already granted to a participant unless agreed to by the affected participant. To the extent necessary to comply with applicable provisions of federal securities laws, state corporate and securities laws, the Internal Revenue Code, the rules of any applicable stock exchange or national market system, and the rules of any non-U.S. jurisdiction applicable to awards granted to residents therein, we shall obtain stockholder approval of any such amendment to the 2004 stock incentive plan in such a manner and to such a degree as required.

2004 Non-Employee Director Option Program

      Our 2004 non-employee director stock option program will be adopted as part of the 2004 stock incentive plan and will be subject to the terms and conditions of the 2004 stock incentive plan. The 2004 non-employee director stock option program is a discretionary program under the 2004 stock incentive plan and is not subject to stockholder approval. The 2004 non-employee director stock option program will become effective as of the effective date of this prospectus, and no awards will be made under this program until that time.

      The purpose of the 2004 non-employee director stock option program will be to enhance our ability to attract and retain the best available non-employee directors, to provide them additional incentives and, therefore, to promote the success of our business.

      The 2004 non-employee director stock option program will establish an automatic option grant program for the grant of awards to non-employee directors. Under this program, each non-employee director first elected or appointed to our Board of Directors following the closing of this offering will automatically be granted an option to acquire 16,000 shares of our common stock on the date the non-employee director is first elected or appointed to our Board of Directors. These options will vest and become exercisable in four equal installments on each anniversary of the grant date. The exercise price per share of an option granted under our 2004 non-employee director stock option program will equal the fair market value of our common stock on the date of grant. In addition, upon the date of each annual stockholders’ meeting, each non-employee director first elected or appointed to our Board of Directors following the closing of this offering who has been a member of our Board of Directors for at least eleven months prior to the date of the stockholders’ meeting will receive an automatic grant of options to acquire 5,000 shares of our common stock. These options will vest and become exercisable in full on the first anniversary of the grant date. The term of each automatic option grant and the extent to which it will be transferable will be provided in the agreement evidencing the option.

      The 2004 non-employee director stock option program will be administered by the board or a committee designated by the board made up of two or more non-employee directors so that such awards would be exempt from Section 16(b) of the Exchange Act, the administrator is referred to as the “program administrator”. Subject to the foregoing terms, the program administrator shall determine the terms and conditions of awards, and construe and interpret the terms of the program and awards granted under the program. Non-employee directors may also be granted additional awards under the 2004 stock incentive plan, subject to the discretion of the administrator of our 2004 stock incentive plan.

      Unless terminated sooner, the 2004 non-employee director stock option program will terminate automatically in 2014 when the 2004 stock incentive plan terminates. Our Board of Directors will have the authority to amend, suspend or terminate the 2004 non-employee director stock option program. No amendment or termination of the 2004 non-employee director stock option program shall adversely affect any rights under options already granted to a non-employee director unless agreed to by the affected non-employee director. Under current law, stockholder approval is not required for any amendment of the 2004 non-employee director stock option program.

     2004 Employee Stock Purchase Plan

      Prior to the completion of this offering, we expect to establish our 2004 employee stock purchase plan. We expect to have our stockholders approve our 2004 employee stock purchase plan prior to the completion of this offering. Our 2004 employee stock purchase plan will be intended to qualify as an “Employee Stock Purchase Plan” under Section 423 of the Internal Revenue Code. Our 2004 employee stock purchase plan will provide our employees with an opportunity to purchase common stock through payroll deductions. An aggregate of 250,000 shares of common stock will be reserved for issuance and will be available for purchase under our 2004 employee stock purchase plan, subject to adjustment for a stock split, or any future stock dividend or other similar change in our common stock or our capital structure. Commencing on the first business day of each calendar year beginning in 2005 during the term of our 2004 employee stock purchase plan, the number of shares of stock reserved for issuance under the 2004 employee stock purchase plan will be increased annually by a number equal to the lesser of (a) 1% of the total number of shares outstanding as of that date, (b) 250,000 shares, or (c) a lesser number of shares determined by the board.

      The Board of Directors or a committee designated by the board, referred to as the “plan administrator”, will administer our 2004 employee stock purchase plan. All of our employees whose customary employment is for more than five months in any calendar year and more than 20 hours per week will be eligible to participate in an offer period under our 2004 employee stock purchase plan and will be automatically enrolled in the initial offer period. Employees hired after the consummation of our initial public offering who meet the foregoing requirement will be eligible to participate in an offer period under our 2004 employee stock purchase plan, subject to a 5 day waiting period after hiring. Non-employee directors, consultants, and employees subject to the rules or laws of a foreign jurisdiction that prohibit or make impractical their participation in an employee stock purchase plan will not be eligible to participate in our 2004 employee stock purchase plan.

      Our 2004 employee stock purchase plan will designate offer periods, purchase periods and exercise dates. Offer periods will generally be overlapping periods of 24 months. The initial offer period will begin on the effective date of our 2004 employee stock purchase plan, which is the effective date of the registration statement relating to this offering, and will end on February 14, 2006. Additional offer periods will commence each February 15 and August 15. Purchase periods will generally be six-month periods within an offer period, with the initial purchase period commencing on the effective date of the registration statement relating to this offering and ending on August 15, 2004. Thereafter, purchase periods will commence each February 15 and August 15. Exercise dates are the last day of each purchase period. In the event we merge with or into another corporation, sell all or substantially all of our assets, or enter into other transactions in which all of our stockholders before the transaction own less than 40% of the total combined voting power of our outstanding securities following the transaction, the plan administrator may elect to shorten the offer periods then in progress.

      On the first day of each offer period, a participating employee will be granted a purchase right. A purchase right is a form of option to be automatically exercised on the exercise dates within the offer period, during which offer period authorized deductions are to be made from the pay of participants and credited to their accounts under our 2004 employee stock purchase plan. When the purchase right is exercised, the participant’s withheld salary is used to purchase shares of common stock. Participants in the initial offer period will be eligible to purchase shares during the first purchase period through direct payment rather than payroll deductions. The price per share at which shares of common stock are to be purchased under our 2004 employee stock purchase plan during any purchase period is the lesser of:

•	85% of the fair market value of the common stock on the date of the grant of the option, which is the commencement of the offer period; or

•	85% of the fair market value of the common stock on the exercise date, which is the last day of a purchase period.

      The participant’s purchase right is exercised in this manner on each exercise date arising in the offer period. If, on the first day of any purchase period, the fair market value of the common stock is lower than the fair market value of the common stock on the first day of the offer period underlying the purchase period, the original offer period will be terminated, and the participant in the original offer period will be automatically enrolled in a new offer period effective the same date.

      Payroll deductions may range from 1% to 10% in whole percentage increments of a participant’s regular base pay, exclusive of bonuses, overtime, annual awards, other incentive payments, reimbursements or other expense allowances. Except for the first purchase period of the initial offer period, participants may not make direct cash payments to their accounts. The maximum number of shares of common stock that any employee may purchase under our 2004 employee stock purchase plan during a purchase period is 2,500 shares. The Internal Revenue Code imposes additional limitations on the amount of common stock that may be purchased during any calendar year.

      Unless terminated sooner, the 2004 employee stock purchase plan will terminate automatically in 2014. The plan administrator will have authority to amend or terminate our 2004 employee stock purchase plan. The plan administrator may terminate any offer period on any exercise date or establish a new exercise date with respect to any offer period then in progress if the plan administrator determines that the termination of the offer period is in the best interests of the Company and its stockholders. To the extent necessary to comply with applicable provisions of federal securities laws, state corporate and securities laws, the Internal Revenue Code, the rules of any applicable stock exchange or national market system, and the rules of any non-U.S. jurisdiction applicable to awards granted to residents therein, we shall obtain stockholder approval of any such amendment to the 2004 employee stock purchase plan in such a manner and to such a degree as required.

401(k) Plan

      In September 1997, we implemented a 401(k) plan covering some of our employees eligible to participate in the 401(k) plan. Under the 401(k) plan, eligible employees may elect to reduce their current compensation up to the prescribed annual limit under the Internal Revenue Code, which is $13,000 in 2004, and contribute these amounts to the 401(k) plan. We may make contributions to the 401(k) plan on behalf of eligible employees. Employees are fully vested in their contributions and contributions we may make under the 401(k) plan immediately. The 401(k) plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions by employees or by us to the 401(k) plan, and income earned on the 401(k) plan contributions, are not taxable to employees until withdrawn from the 401(k) plan, and so that contributions by us, if any, will be deductible by us when made. The trustee under the 401(k) plan, at the direction of each participant, invests the 401(k) plan employee salary deferrals from among selected investment options. We have not made any matching contributions to the 401(k) plan through December 31, 2003; however, we may make matching contributions to the 401(k) plan in the future. We retain the right to amend or terminate the 401(k) plan at any time.

Limitation of Liability and Indemnification Matters

      We reincorporated in Delaware in 2001. Our certificate of incorporation and bylaws provides that we will indemnify all of our directors and officers to the fullest extent permitted by Delaware law. Our certificate of incorporation and bylaws also authorize us to indemnify our employees and other agents, to the fullest extent permitted by Delaware law. We intend to enter into agreements to indemnify our directors and officers, in addition to indemnification provided for in our charter documents. These agreements, among other things, will provide for the indemnification of our directors and officers for expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any person in any action or proceeding, including any action by or in the right of our company, arising out of that person’s services as a director or officer of our company or any other company or enterprise to which that person provides services at our request to the fullest extent permitted by applicable law. We believe that these provisions and agreements will assist us in attracting and retaining qualified persons to serve as directors and officers. Delaware law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law for liability arising under Section 174 of the Delaware General Corporation Law, or for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation will provide for the elimination of personal liability of a director for breach of fiduciary duty, as permitted by Delaware law.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of our company in accordance with the provisions contained in our charter documents, Delaware law or otherwise, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act, and we will follow the court’s determination. We intend to purchase and maintain insurance on behalf of our officers and directors, insuring them against liabilities that they may incur in such capacities or arising out of this status.

RELATED PARTY TRANSACTIONS

Private Placement Transactions

      Series A. In December 1996, we issued and sold an aggregate of 6,700,000 shares of our Series A Preferred Stock at $1.00 per share to 10 investors, including 2,000,000 shares to Sanderling Venture Partners IV, L.P. and its affiliates, 2,000,000 shares to InterWest Partners V, L.P. and its affiliate and 2,000,000 shares to Alta California Partners, L.P. and its affiliate. These shares of Series A Preferred Stock will convert into 2,233,333 shares of common stock upon the closing of this offering.

      Series B. In July 1998, we issued and sold an aggregate of 9,032,786 shares of our Series B Preferred Stock at $1.83 per share to 16 investors, including 2,185,792 shares to Bank of America Ventures and its affiliate, 1,366,120 shares to InterWest Partners V, L.P. and its affiliate, 1,366,120 shares to Alta California Partners, L.P. and its affiliate and 1,366,120 shares to Sanderling Venture Partners IV, L.P. and its affiliates. These shares of Series B Preferred Stock will convert into 3,010,928 shares of common stock upon the closing of this offering.

      Series C. Between June and October 2000, we issued and sold an aggregate of 5,668,750 shares of our Series C Preferred Stock at $4.00 per share to 42 investors, including 250,000 shares to Alta California Partners, L.P. and its affiliate, 250,000 shares to InterWest Partners V, L.P. and its affiliate, 250,000 shares to

Sanderling Venture Partners IV, L.P. and its affiliates and 187,500 shares to Bank of America Ventures and its affiliate. These shares of Series C Preferred Stock will convert into 2,381,683 shares of common stock upon the closing of this offering.

      Series D. Between March 2002 and July 2002, we issued and sold an aggregate of 16,882,220 shares of our Series D Preferred Stock at $2.06 per share to 46 investors, including 2,669,903 shares to CC Dynavax Holdings, L.P. and its affiliate, 1,747,573 shares to Sanderling Venture Partners IV, L.P. and its affiliates, 1,456,311 shares to Bank of America Ventures and its affiliate, 485,437 shares to Alta California Partners, L.P. and its affiliate and 485,437 to InterWest Partners V, L.P. and its affiliate. We issued a warrant for the purchase of 253,233 shares of Series D Preferred Stock at $2.06 per share to an affiliate of Bank of America Ventures for services it performed in connection with the Series D Preferred Stock offering. These shares of Series D Preferred Stock will convert into 5,627,406 shares of common stock upon the closing of this offering.

      Dynavax Asia. In October 2003, our subsidiary Dynavax Asia Pte. Ltd. sold 15,200,000 ordinary shares at $1.00 per share to eight institutional investors, including 3,000,000 shares to Care Capital Investments II, L.P., an affiliate of CC Dynavax Holdings, L.P. and 2,000,000 shares to Sanderling Venture Partners IV, L.P. and its affiliates. Each of CC Dynavax Holdings, L.P. and Sanderling Ventures beneficially holds more than 5% of our capital stock before the offering. No other investor in Dynavax Asia beneficially holds more than 5% of our capital stock. All of these ordinary shares will be exchanged for 2,111,111 shares of our common stock at a conversion price of $7.20 per share upon the closing of this offering.

      In connection with the closing of this offering, all outstanding shares of our preferred stock will automatically convert into shares of common stock.

Transactions with Directors, Executive Officers and Affiliates

      In December 1998, we entered into a research agreement with the Regents of the University of California, on behalf of the University of California, San Diego, under which we agreed to fund a research project aimed at uncovering novel applications for ISS. This research agreement was amended twice in December 1999 and once in 2003. We agreed to fund the project in the amounts of approximately $912,000 in 1999, $948,000 in 2000, $986,000 in 2001, $1,026,000 in 2002, $711,000 in 2003 and $355,000 in 2004. The principal investigator of the research project is Dr. Eyal Raz, a holder of 468,452 shares of our common stock. The university-nominated representative on the evaluation committee created to oversee aspects of this agreement is Dr. Dennis Carson, a holder of 468,452 shares of our common stock and a member of our Board of Directors.

      We have entered into agreements with holders of our preferred stock whereby we granted them registration rights with respect to their shares of common stock, including common stock issuable upon conversion of their preferred stock.

      We intend to enter into indemnification agreements with each of our directors and officers. These indemnification agreements will require us to indemnify these individuals to the fullest extent permitted by Delaware law.

      All of the transactions set forth above were made at arms-length. We intend that all future transactions between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of our Board of Directors, including a majority of the independent and disinterested outside directors on our Board of Directors, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

PRINCIPAL STOCKHOLDERS

      The following table sets forth information with respect to the beneficial ownership of our common stock as of September 30, 2003 and as adjusted to reflect the sale of common stock being offered in this offering, by:

•	each person or entity known by us to own beneficially more than 5% of our common stock;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

      The percentage of beneficial ownership before the offering is calculated based on 17,673,756 shares of our common stock issued and outstanding as of September 30, 2003, assuming the exchange of 15,200,000 ordinary shares of our subsidiary, Dynavax Asia Pte. Ltd., issued in October, 2003, into 2,111,111 shares of our common stock upon the completion of this offering and conversion of all outstanding shares of preferred stock into common stock upon the completion of this offering and treating as outstanding all options, if any, held by that stockholder and, in accordance with the rules of the SEC, exercisable as of November 29, 2003, which is 60 days after September 30, 2003. The percentage of beneficial ownership after completion of this offering includes the shares sold in the offering and is based on 23,673,756 shares of common stock issued and outstanding after completion of this offering.

      Information with respect to beneficial ownership has been furnished by each director, officer or 5% or more stockholder. Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them. Except as otherwise noted, the address for such person or entity is c/o Dynavax Technologies Corporation, 717 Potter Street, Ste. 100, Berkeley, California 94710-2722.

		Percentage of Shares
		Beneficially Owned
	Number of Shares
Name and Address of Beneficial Owner	Beneficially Owned	Before Offering	After Offering

5% Stockholders
Sanderling Ventures(1)	2,083,779	11.79%	8.80%
400 S. El Camino Real
Suite 1200
San Mateo, CA 94402
Forward Ventures IV, L.P.(2)	1,509,883	8.54%	6.38%
9393 Towne Centre Drive, Suite 200
San Diego, CA 92121
Alta California Partners, L.P.(3)	1,388,887	7.86%	5.87%
One Embarcadero Center, Suite 4050
San Francisco, CA 94111
InterWest Partners V, L.P.(4)	1,388,887	7.86%	5.87%
2710 Sand Hill Road
2nd Floor
Menlo Park, CA 94025-7112
Bank of America Ventures(5)	1,377,221	7.79%	5.82%
950 Tower Lane, Suite 700
Foster City, CA 94404
CC Dynavax Holdings, L.P.(6)	1,306,633	7.39%	5.52%
47 Hulfish Street, Suite 310
Princeton, NJ 08542

		Percentage of Shares
		Beneficially Owned
	Number of Shares
Name and Address of Beneficial Owner	Beneficially Owned	Before Offering	After Offering

Executive Officers and Directors
Daniel S. Janney(7)	1,388,887	7.86%	5.87%
Arnold L. Oronsky Ph.D.(8)	1,380,207	7.81%	5.83%
Louis C. Bock(9)	193,921	1.10%	*
Jan Leschly(10)	1,306,633	7.39%	5.52%
Dennis Carson M.D.	468,452	2.65%	1.98%
Dino Dina, M.D.(11)	348,768	1.97%	1.47%
Robert L. Coffman, Ph.D.(12)	97,222	*	*
Gary A. Van Nest, Ph.D.(13)	76,111	*	*
Stephen F. Tuck, Ph.D.(14)	69,444	*	*
William J. Dawson(15)	41,666	*	*
Daniel Levitt, M.D., Ph.D.	—	—	—
All executive officers and directors as a group (11 persons)(16)	5,371,311	30.12%	22.54%

*	Less than 1%.

(1)	Represents 518,229 shares held by Sanderling Venture Partners IV, L.P., 202,175 shares held by Sanderling IV Limited Partnership, 57,496 shares held by Sanderling (Feri Trust) Venture Partners IV, L.P., 201,743 shares held by Sanderling IV Biomedical, L.P., 213,660 shares held by Sanderling IV Biomedical Co-Investment Fund, L.P., 366,112 shares held by Sanderling Venture Partners IV Co-Investment Fund, L.P., 166 shares held by Sanderling IV Ventures Management, 3,595 shares held by Sanderling Ventures Management IV FBO Fred Middleton, 58,618 shares held by Sanderling V Beteiligungs GmbH & Co. KG, 244,242 shares held by Sanderling V Biomedical Co-Investment Fund, L.P., 65,877 shares held by Sanderling V Limited Partnership, 7,794 shares held by Sanderling V Ventures Management, 491 shares held by Sanderling Venture Management IV, 143,581 shares held by Sanderling Venture Partners V Co-Investment Fund, L.P.

(2)	Represents 895,000 shares held by Forward Ventures IV, L.P., 426,408 shares held by Forward Ventures III Institutional Partners, L.P., 112,602 shares held by Forward Ventures III, L.P., and 75,873 shares held by Forward Ventures IV B, L.P.

(3)	Represents 1,356,392 shares held by Alta California Partners, L.P. and 32,495 shares held by Alta Embarcadero Partners, LLC.

(4)	Represents 1,380,207 shares held by InterWest Partners V, L.P. and 8,680 shares held by InterWest Investors V.

(5)	Represents 1,098,889 shares held by Bank of America Ventures and 193,921 shares held by BA Venture Partners IV. Also includes a warrant to purchase 84,411 shares held by Banc of America Securities, LLC.

(6)	Represents 647,249 shares held by CC Dynavax Holdings, L.P. 242,718 shares held by CC/ Q Partners, L.P. and 416,666 shares held by Care Capital Investments II, L.P.

(7)	Represents shares held by Alta California Partners, L.P. and its affiliate. Mr. Janney is a vice president of Alta Partners and is a managing director and member of various funds affiliated with Alta Partners. Mr. Janney disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(8)	Represents shares held by InterWest Partners V, L.P. Dr. Oronsky is a general partner of the general partner of InterWest Partners V, L.P. Dr. Oronsky disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(9)	Represents shares held by BA Venture Partners IV, of which Mr. Bock is a partner. Mr. Bock disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(10)	Includes shares held by CC Dynavax Holdings, L.P. and its affiliates, of which Mr. Leschly is a Partner.

(11)	Includes 303,214 shares held by the Dino Dina 1999 Revocable Trust, of which Dr. Dina is trustee, 3,333 shares held by the Stefania Dina Irrevocable Trust, created by Declaration of Trust dated March 2, 2000, of which Dr. Dina is trustee, 3,333 shares held by the Francesco Dina Irrevocable Trust, created by Declaration of Trust dated March 2, 2000, of which Dr. Dina is trustee and 8,333 shares held by the Jordan Moncharmont Irrevocable Trust, created by Declaration of Trust dated March 2, 2000, of which Dr. Dina is trustee, and options to purchase 30,555 shares of common stock exercisable within 60 days of September 30, 2003.

(12)	Includes 24,305 shares of common stock subject to repurchase by us as of September 30, 2003 and options to purchase 13,888 shares of common stock exercisable within 60 days of September 30, 2003.

(13)	Includes options to purchase 36,111 shares of common stock exercisable within 60 days of September 30, 2003.

(14)	Includes options to purchase 36,111 shares of common stock exercisable within 60 days of September 30, 2003.

(15)	Includes options to purchase 41,666 shares of common stock exercisable within 60 days of September 30, 2003.

(16)	Includes 32,638 shares of common stock subject to repurchase by us as of September 30, 2003 and options to purchase 158,332 shares of common stock exercisable within 60 days of September 30, 2003.

DESCRIPTION OF CAPITAL STOCK

      Upon the closing of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value share.

      The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our certificate of incorporation which is filed as an exhibit to the registration statement of which this prospectus is a part.

Common Stock

      The holders of our common stock are entitled to one vote for each share held of record upon such matters and in such manner as may be provided by law. Subject to preferences applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably dividends, if any, as may be declared by our Board of Directors out of funds legally available for dividend payments. In the event we liquidate, dissolve or wind up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of the preferred stock. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

      Upon the closing of this offering, all outstanding shares of our preferred stock will convert into an aggregate of 13,712,128 shares of common stock. Following the closing of this offering, we will be authorized to issue 5,000,000 shares of preferred stock that will not be designated as a particular class. Our Board of Directors will have the authority to issue the undesignated preferred stock in one or more series and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued series of undesignated preferred stock and to fix the number of shares constituting any series and the designation of the series, without any further vote or action by our stockholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Registration Rights

      Under the terms of agreements with some of our stockholders, after the closing of this offering, a number of holders of shares of our common stock will be entitled to registration rights with respect to their shares. Beginning 180 days after the date of this prospectus, a number of holders may require us to register all or part of their shares. In addition, some holders may require us to include their shares in future registration statements that we file and may require us to register their shares on Form S-3 or similar form. Furthermore, beginning 180 days after the date of this prospectus, some holders of our common stock may also require us to include their shares in future registration statements that we file. Upon effectiveness of those future registration statements, shares covered by those registration statements will be freely tradable in the public market without restriction.

      All expenses in effecting these registrations, with the exception of underwriting discounts and selling commissions, will be borne by us. These registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the registration. We have agreed to indemnify the holders of these registration rights, and each selling holder has agreed to indemnify us, against liabilities under the Securities Act, the Securities Exchange Act or other applicable federal or state law.

Warrants

      In July 2002, we issued a warrant to purchase an aggregate of 253,233 shares of our Series D preferred stock at an exercise price of $2.06 per share. If this warrant is not exercised prior to this offering, it will convert into a warrant exercisable for 84,411 shares of our common stock at an adjusted exercise price of $6.18 per share upon the closing of this offering.

Anti-Takeover Provisions

      Provisions of Delaware law and our certificate of incorporation and bylaws could make our acquisition by means of a tender offer, a proxy contest or otherwise, and the removal of incumbent officers and directors more difficult. These provisions are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

      We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years, did own, 15% or more of the corporation’s voting stock. The statute could have the effect of delaying, deferring or preventing a change of control.

Certificate of Incorporation and Bylaws

      Our certificate of incorporation and bylaws will contain provisions that could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control of our company.

      Our certificate of incorporation and bylaws will provide that our Board of Directors will be divided into three classes of directors, as nearly equal in number as is reasonably possible, serving staggered terms so that directors’ initial terms will expire at the first, second and third succeeding annual meeting of the stockholders following our initial public offering, respectively. At each such succeeding annual meeting, directors elected to succeed those directors whose terms are expiring at the meeting will be elected for a three-year term of office. A vote of at least 66 2/3% of our capital stock will be required to amend this provision.

      Our certificate of incorporation and bylaws will provide that special meetings of the stockholders may be called only by our president, our secretary or at the direction of the board. Advance written notice will be required by a stockholder of a proposal or director nomination that the stockholder desires to present at a meeting of stockholders, which generally must be received by the secretary not less than 60 days nor more than 90 days prior to the one year anniversary of the date of the previous year’s annual meeting. Any amendment of this provision will require a vote of at least 66 2/3% of our capital stock. Our charter documents will also provide that our stockholders will not be permitted to act by written consent.

      Our certificate of incorporation and bylaws will not include a provision for cumulative voting in the election of directors. Under cumulative voting, a minority stockholder holding a sufficient number of shares may be able to ensure the election of one or more directors. The absence of cumulative voting may have the effect of limiting the ability of minority stockholders to effect changes in the board and, as a result, may have the effect of deterring a hostile takeover or delaying or preventing changes in control or management of our company.

      Our certificate of incorporation and bylaws will provide that vacancies on our board may be filled by a majority of directors in office, although less than a quorum, and not by the stockholders. Our certificate of incorporation and bylaws will allow us to issue up to 5,000,000 shares of undesignated preferred stock with rights senior to those of the common stock and that otherwise could adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, this issuance could have the effect of decreasing the market price of the common stock, as well as having the anti-takeover effect discussed above.

      These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board and in the policies formulated by them, and to discourage certain types of transactions that may involve an actual or threatened change in control of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discouraging certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is Computershare Trust Company, Inc. Its address is 350 Indiana Street, Suite 800, Golden, CO, 80401 and its telephone number is (303) 262-0600.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no public market for our common stock. Market sales of shares or the availability of shares for sale may decrease the market price of our common stock prevailing from time to time. As described below, only a portion of our outstanding shares of common stock will be available for sale shortly after this offering due to contractual and legal restrictions to resale. Nevertheless, sales of substantial amounts of common stock in the public market after these restrictions lapse, or the perception that such sales could occur, could adversely affect the market price of the common stock and could impair our future ability to raise capital through the sale of our equity securities.

      Future sales of our common stock and the availability of our common stock for sale may depress the market price for our common stock. Upon completion of this offering, 23,673,756 shares of common stock will be outstanding. All 6,000,000 of the shares sold in this offering will be freely tradable. Except as set forth below, the remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will be available for sale in the public market roughly as follows:

Approximate
Date of Availability of Sale	Number of Shares

As of the date of this prospectus	0
180 days after the date of this prospectus (although a portion of such shares will be subject to certain volume limitations pursuant to Rule 144)	15,562,645
Between 180 and 365 days after the date of this prospectus	2,111,111

Rule 144

      In general, under Rule 144 under the Securities Act of 1933, as currently in effect, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 236,738 shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

      Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

      Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. 1,327,107 shares of our common stock will qualify as “144(k)” shares within 180 days of the date of this prospectus.

Rule 701

      Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” and will become eligible for sale at the expiration of those agreements.

Lock-Up Agreements

      Each of our executive officers, directors and holders of a substantial majority of our outstanding capital stock have agreed, subject to specified exceptions, that without the prior written consent of Bear, Stearns & Co. Inc., they will not, directly or indirectly, sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of our capital stock or capital stock of our subsidiaries, or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire such capital stock for a period of 180 days from the date of this prospectus. Bear, Stearns & Co. Inc. may, in its sole discretion, permit early release of shares subject to the lock-up agreements. In considering any request to release shares subject to a lock-up agreement, Bear, Stearns & Co. Inc. will consider the possible impact of the release of the shares on the trading price of the stock sold in the offering.

Registration Rights

      Upon completion of this offering, the holders of approximately 15,907,568 shares of our common stock, including shares issuable upon the exercise of a warrant, or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. Registration of their shares under the Securities Act would result in the shares becoming freely tradeable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration of those shares. See “Description of Capital Stock — Registration Rights.”

Stock Options

      Immediately after this offering, we intend to file with the Securities and Exchange Commission registration statements under the Securities Act covering the shares of common stock reserved for issuance under our stock option plans and employee stock purchase plan. The registration statements are expected to become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under these registration statements will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, beginning 180 days after the date of this prospectus.

UNDERWRITING

      Subject to the terms and conditions described in an underwriting agreement between us and Bear, Stearns & Co. Inc., Deutsche Bank Securities Inc. and Piper Jaffray & Co., as representatives, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares of common stock listed opposite their names below.

Underwriter	Number of Shares

Bear, Stearns & Co. Inc.
Deutsche Bank Securities Inc.
Piper Jaffray & Co.
Total

      Bear, Stearns & Co. Inc. and Deutsche Bank Securities Inc. are acting as joint book-running managers for this offering.

      The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of the shares are purchased. The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

      We have granted the underwriters an option exercisable for 30 days from the date of the underwriting agreement to purchase a total of up to 900,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option solely to cover any over-allotments, if any, made in connection with this offering. To the extent the underwriters exercise this option in whole or in part, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares approximately proportionate to that underwriter’s initial commitment amount reflected in the above table.

      The underwriters have advised us that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                     per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $                     per share to other dealers. After the public offering, the public offering price, concession and discount may be changed. In connection with this offering, the underwriters may allocate shares to accounts over which they exercise discretionary authority. The underwriters do not expect that allocations to these discretionary accounts will exceed 5% of the total number of shares in this offering.

      The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Dynavax Technologies Corporation	$	$	$

      The expenses of the offering, excluding the underwriting discount and commissions and related fees, are estimated at $1,541,781.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

      We, each of our officers and directors and holders of substantially all of our common stock (including any securities convertible into or exchangeable or exercisable for or repayable with common stock) have agreed, with certain limited exceptions, not to sell or transfer any of our securities for 180 days after the date of the final prospectus without first obtaining the written consent of Bear, Stearns & Co. Inc. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, sell or contract to offer or sell any common stock, any other equity security of Dynavax Technologies Corporation or any of our subsidiaries, and any security convertible into, or exercisable or exchangeable for, any common stock or other such equity security;

•	solicit offers to purchase any such securities;

•	grant any call option with respect to any such securities;

•	purchase any put option with respect to any such securities;

•	pledge, borrow or otherwise dispose of any such securities;

•	establish or increase any “put equivalent position” with respect to any such securities;

•	liquidate or decrease any “call equivalent position” with respect to any such securities; or

•	enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequences of ownership of any of such securities, whether such transaction is to be settled by delivery of such securities, other securities, cash or other consideration.

      The lockup provisions do not prevent a security holder from transferring such securities by bona fide gift or by will or intestate succession to his or her immediate family or to a trust, the sole beneficiary of which is one or more of the security holder and his or her immediate family. Furthermore, if the security holder is a partnership or limited liability company, pro rata distributions may be made to its partners or members, respectively. Bear, Stearns & Co. Inc. may waive this lockup without public notice. This lockup provision does not limit our ability to grant options to purchase common stock under our stock option plans.

      We have applied for quotation on the Nasdaq National Market under the symbol “DVAX.”

      A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. Other than any prospectus made available in electronic format in this manner, the information on any web site containing the prospectus is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in such capacity and should not be relied on by prospective investors.

      In connection with the offering, some participants in the offering may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve sales by the underwriters of common stock in excess of the number of shares required to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. The underwriters may also make “naked” short sales, or sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

      The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from an underwriter or syndicate member when the underwriters repurchase shares originally sold by that underwriter or syndicate member in order to cover syndicate short positions or make stabilizing purchases.

      Any of these activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq National Market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

      In connection with this offering, the underwriters may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

      Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our financial operating information in recent periods, and market prices of securities and financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

      In October 2003, we sold 300,000 shares of ordinary stock of our subsidiary, Dynavax Asia Pte. Ltd., to an entity associated with Piper Jaffray & Co. in a private financing. These securities may not be sold, transferred, assigned or hypothecated for a period of one year following the effective date of this offering except in accordance with NASD rules.

LEGAL MATTERS

      Morrison & Foerster LLP will pass upon the validity of the common stock offered by this prospectus for us. Latham & Watkins LLP will pass upon certain legal matters in connection with this offering for the underwriters. Attorneys employed by Morrison & Foerster LLP or investment partnerships of which they are the beneficial owners hold approximately 7,113 shares of our common stock.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 2001 and 2002 and for the years then ended as set forth in their report. We have included our consolidated financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

      The financial statements for the one-year period ended December 31, 2000 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock offered under this prospectus. This prospectus does not contain all of the information in the registration statement and the exhibits. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

      You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the document at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

      Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC. We also intend to furnish our stockholders with annual reports containing our financial statements audited by an independent public accounting firm and quarterly reports containing our unaudited financial information.

DYNAVAX TECHNOLOGIES CORPORATION

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors and Stockholders

Dynavax Technologies Corporation

      We have audited the accompanying consolidated balance sheets of Dynavax Technologies Corporation as of December 31, 2001 and 2002, and the related consolidated statements of operations, convertible preferred stock and stockholders’ equity (net capital deficiency), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dynavax Technologies Corporation at December 31, 2001 and 2002, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Palo Alto, California

February 28, 2003,
except for Note 13, as to which the date is
October 21, 2003.

      The foregoing report is in the form that will be signed upon the consummation of the reverse stock split described in Note 13 to the consolidated financial statements.

/S/ ERNST & YOUNG LLP

Palo Alto, California

January 15, 2004

REPORT OF PRICEWATERHOUSECOOPERS LLP, INDEPENDENT AUDITORS

To the Board of Directors and Shareholders

of Dynavax Technologies Corporation:

      The stock split described in Note 13 to the consolidated financial statements has not been consummated at October 23, 2003. When it has been consummated, we will be in a position to furnish the following report:

      “In our opinion, the accompanying statements of operations, of stockholders’ net capital deficiency and of cash flows for the year ended December 31, 2000 present fairly, in all material respects, the results of operations and cash flows of Dynavax Technologies Corporation for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.”

/s/ PricewaterhouseCoopers LLP

San Jose, California

July 20, 2001 except as to the second paragraph of Note 13
which is as of October 23, 2003

DYNAVAX TECHNOLOGIES CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

				Pro Forma
				Stockholders’
	December 31,			Equity at
			September 30,	September 30,
	2001	2002	2003	2003

			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$4,347	$5,171	$4,834
Marketable securities	7,410	24,239	12,724
Accounts receivable	1,402	—	24
Prepaid expenses and other current assets	394	717	583

Total current assets	13,553	30,127	18,165
Property and equipment, net	1,510	1,300	958
Other assets	54	51	18

Total assets	$15,117	$31,478	$19,141

Liabilities, convertible preferred stock and stockholders’ equity (net capital deficiency)
Current liabilities:
Accounts payable	$445	$1,396	$484
Accrued liabilities	2,506	2,068	2,314
Deferred revenue	1,089	750	750
Current portion of equipment financing	15	—	—

Total current liabilities	4,055	4,214	3,548
Commitments and contingencies
Mandatorily redeemable convertible preferred stock: no par value; 21,402 shares authorized; 21,402 shares issued and outstanding at December 31, 2001	45,479	—	—	$—
Convertible preferred stock: $0.001 par value; 22,732 shares authorized at December 31, 2001 and 40,732 shares authorized at December 31, 2002 and September 30, 2003 (unaudited); 1,230 shares issued and outstanding at December 31, 2001 and 39,514 shares issued and outstanding at December 31, 2002 and September 30, 2003 (unaudited) (liquidation value of $86,682 at December 31, 2002 and September 30, 2003 (unaudited)); no shares outstanding pro forma (unaudited)	5,799	83,635	83,635	—
Stockholders’ equity (net capital deficiency):
Common stock: $0.001 par value; 17,667 shares authorized; 1,902, 1,849 and 1,851 shares issued and outstanding at December 31, 2001, 2002, and September 30, 2003 (unaudited), respectively; 17,674 shares outstanding pro forma (unaudited)	2	2	2	18
Additional paid-in capital	9,811	8,423	10,608	94,227
Deferred stock compensation	(5,267)	(2,120)	(3,178)	(3,178)
Notes receivable from stockholders	(804)	(714)	(656)	(656)
Accumulated other comprehensive income	17	51	7	7
Accumulated deficit	(43,975)	(62,013)	(74,825)	(74,825)

Total stockholders’ equity (net capital deficiency)	(40,216)	(56,371)	(68,042)	$15,593

Total liabilities, convertible preferred stock and stockholders’ equity (net capital deficiency)	$15,117	$31,478	$19,141

See accompanying notes.

DYNAVAX TECHNOLOGIES CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

				Nine months ended
	Years ended December 31,			September 30,

	2000	2001	2002	2002	2003

				(unaudited)
Collaboration and other revenue	$2,054	$2,359	$1,427	$1,356	$119
Operating expenses:
Research and development (including stock-based compensation expense of $492, $1,007, $953, $734, and $790 for the years ended December 31, 2000, 2001, 2002, and the nine months ended September 30, 2002 and 2003 (unaudited), respectively)	8,267	17,363	15,965	12,050	10,050
General and administrative (including stock-based compensation expense of $699, $1,049, $868, $744, and $360 for the years ended December 31, 2000, 2001, 2002, and the nine months ended September 30, 2002 and 2003 (unaudited), respectively)	3,451	4,527	4,121	3,094	3,210

Total operating expenses	11,718	21,890	20,086	15,144	13,260

Loss from operations	(9,664)	(19,531)	(18,659)	(13,788)	(13,141)
Interest income, net	1,149	1,119	621	463	329

Net loss	(8,515)	(18,412)	(18,038)	(13,325)	(12,812)
Deemed dividend upon issuance of convertible preferred stock	(18,209)	—	—	—	—

Net loss attributable to common stockholders	$(26,724)	$(18,412)	$(18,038)	$(13,325)	$(12,812)

Basic and diluted net loss per share attributable to common stockholders	$(20.86)	$(11.96)	$(10.60)	$(7.94)	$(7.21)

Shares used to compute basic and diluted net loss per share attributable to common stockholders	1,281	1,539	1,701	1,678	1,778

Pro forma basic and diluted net loss per share attributable to common stockholders (unaudited)			$(1.28)		$(0.83)

Shares used to compute pro forma basic and diluted net loss per share attributable to common stockholders (unaudited)			14,063		15,390

See accompanying notes.

DYNAVAX TECHNOLOGIES CORPORATION

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (NET CAPITAL DEFICIENCY)

(in thousands, except per share amounts)

	Convertible									Total
	Preferred Stock		Common Stock				Notes	Accumulated		Stockholders’
					Additional	Deferred	Receivable	Other		Equity
				Par	Paid-In	Stock	From	Comprehensive	Accumulated	(Net Capital
	Shares	Amount	Shares	Amount	Capital	Compensation	Stockholders	Income	Deficit	Deficiency)

Balances at December 31, 1999	15,933	$24,079	1,211	$1	$273	$(49)	$—	$3	$(17,048)	$(16,820)
Issuance of Series R convertible preferred stock at $4.65, net of issuance costs of $85	430	1,915	—	—	—	—	—	—	—	—
Issuance of Series S-1 preferred stock of $5.00 per share, net of issuance costs of $51	200	$949	—	—	—	—	—	—	—	—
Issuance of Series T convertible preferred stock at $5.00, net of issuance costs of $21	400	1,979	—	—	—	—	—	—	—	—
Issuance of Series C convertible preferred stock at $4.00, net of issuance costs of $313	5,669	22,363	—	—	—	—	—	—	—	—
Issuance of common stock upon exercise of options at $0.30 to $3.00 per share for cash and notes receivable from stockholders	—	—	650	1	726	—	(686)	—	—	41
Beneficial conversion feature related to issuance of Series C mandatorily redeemable convertible preferred stock	—	—	—	—	18,209	—	—	—	—	18,209
Deemed dividend related to issuance of Series C mandatorily redeemable convertible preferred stock	—	—	—	—	(18,209)	—	—	—	—	(18,209)
Common shares repurchased	—	—	(1)	—	(1)	—	—	—	—	(1)
Deferred stock compensation	—	—	—	—	9,080	(9,080)	—	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	1,191	—	—	—	1,191
Issuance of common stock for services in connection with issuance of preferred stock	—	—	11	—	275	—	—	—	—	275
Comprehensive loss:
Change in unrealized gain on marketable securities	—	—	—	—	—	—	—	31	—	31
Net loss	—	—	—	—	—	—	—	—	(8,515)	(8,515)

Comprehensive loss										(8,484)

Balances at December 31, 2000	22,632	51,285	1,871	2	10,353	(7,938)	(686)	34	(25,563)	(23,798)

	Convertible									Total
	Preferred Stock		Common Stock				Notes	Accumulated		Stockholders’
					Additional	Deferred	Receivable	Other		Equity
				Par	Paid-In	Stock	From	Comprehensive	Accumulated	(Net Capital
	Shares	Amount	Shares	Amount	Capital	Compensation	Stockholders	Income	Deficit	Deficiency)

Series C convertible preferred stock issuance costs	—	(7)	—	—	—	—	—	—	—	—
Issuance of common stock upon exercise of options at $3.00 to $12.00 per share for cash and notes receivable	—	—	35	—	78	—	(75)	—	—	3
Interest accrued on notes receivable from stockholders	—	—	—	—	—	—	(43)	—	—	(43)
Common stock repurchased	—	—	(4)	—	(5)	—	—	—	—	(5)
Deferred stock compensation	—	—	—	—	(615)	615	—	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	2,056	—	—	—	2,056
Comprehensive loss:
Change in unrealized gain on marketable securities	—	—	—	—	—	—	—	(17)	—	(17)
Net loss	—	—	—	—	—	—	—	—	(18,412)	(18,412)

Comprehensive loss										(18,429)

Balances at December 31, 2001 (carried forward)	22,632	$51,278	1,902	$2	$9,811	$(5,267)	$(804)	$17	$(43,975)	$(40,216)

See accompanying notes.

DYNAVAX TECHNOLOGIES CORPORATION

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (NET CAPITAL DEFICIENCY) (CONTINUED)

(in thousands, except per share amounts)

	Convertible									Total
	Preferred Stock		Common Stock				Notes	Accumulated		Stockholders’
					Additional	Deferred	Receivable	Other		Equity
		Par		Par	Paid-In	Stock	From	Comprehensive	Accumulated	(Net Capital
	Shares	Amount	Shares	Amount	Capital	Compensation	Stockholders	Income	Deficit	Deficiency)

Balances at December 31, 2001 (brought forward)	22,632	$51,278	1,902	$2	$9,811	$(5,267)	$(804)	$17	$(43,975)	$(40,216)
Issuance of Series D convertible preferred stock at $2.06, net of cash issuance costs of $2,420 and non-cash issuance costs of $322	16,882	32,357	—	—	—	—	—	—	—	—
Issuance of common stock upon exercise of options at $0.30 to $12.00 per share for cash	—	—	4	—	3	—	—	—	—	3
Interest accrued on notes receivable from stockholders	—	—	—	—	—	—	(46)	—	—	(46)
Repayment of notes receivable from stockholders	—	—	—	—	—	—	136	—	—	136
Common stock repurchased	—	—	(57)	—	(65)	—	—	—	—	(65)
Deferred stock compensation	—	—	—	—	(1,326)	1,326	—	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	1,821	—	—	—	1,821
Comprehensive loss:
Change in unrealized gain on marketable securities	—	—	—	—	—	—	—	34	—	34
Net loss	—	—	—	—	—	—	—	—	(18,038)	(18,038)

Comprehensive loss										(18,004)

Balances at December 31, 2002	39,514	83,635	1,849	2	8,423	(2,120)	(714)	51	(62,013)	(56,371)
Issuance of common stock upon exercise of options at $0.30 to $3.00 per share for cash (unaudited)	—	—	20	—	21	—	—	—	—	21
Interest accrued on notes receivable from stockholders (unaudited)	—	—	—	—	—	—	(30)	—	—	(30)
Repayment of notes receivable from stockholders (unaudited)	—	—	—	—	—	—	88	—	—	88
Common shares repurchased (unaudited)	—	—	(18)	—	(44)	—	—	—	—	(44)
Deferred stock compensation, net of reversals (unaudited)	—	—	—	—	2,208	(2,208)	—	—	—	—
Amortization of deferred stock compensation (unaudited)	—	—	—	—	—	1,150	—	—	—	1,150

	Convertible									Total
	Preferred Stock		Common Stock				Notes	Accumulated		Stockholders’
					Additional	Deferred	Receivable	Other		Equity
		Par		Par	Paid-In	Stock	From	Comprehensive	Accumulated	(Net Capital
	Shares	Amount	Shares	Amount	Capital	Compensation	Stockholders	Income	Deficit	Deficiency)

Comprehensive loss:
Change in unrealized gain on marketable securities (unaudited)	—	—	—	—	—	—	—	(44)	—	(44)
Net loss (unaudited)	—	—	—	—	—	—	—	—	(12,812)	(12,812)

Comprehensive loss (unaudited)										(12,856)

Balances at September 30, 2003 (unaudited)	39,514	$83,635	1,851	$2	$10,608	$(3,178)	$(656)	$7	$(74,825)	$(68,042)

See accompanying notes.

DYNAVAX TECHNOLOGIES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

				Nine months ended
	Years ended December 31,			September 30,

	2000	2001	2002	2002	2003

				(unaudited)
Operating activities
Net loss	$(8,515)	$(18,412)	$(18,038)	$(13,325)	$(12,812)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	313	475	678	507	453
Employee loan forgiveness	8	—	—	—	—
Stock-based compensation expense	1,191	2,056	1,821	1,478	1,150
Changes in operating assets and liabilities:
Accounts receivable	(500)	(902)	1,402	1,402	(24)
Prepaid expenses and other current assets	(1,023)	980	(323)	(149)	134
Other assets	2	(33)	3	3	33
Accounts payable	204	(403)	951	170	(912)
Accrued liabilities	751	1,464	(438)	(475)	246
Deferred revenue	(1,054)	1,043	(339)	(268)	—

Net cash used in operating activities	(8,623)	(13,732)	(14,283)	(10,657)	(11,732)
Investing activities
Purchases of marketable securities	(26,163)	(8,346)	(28,425)	(14,121)	(6,531)
Maturities and sale of marketable securities	4,750	24,105	11,630	10,130	18,000
Purchases of property and equipment	(455)	(1,082)	(468)	(346)	(111)

Net cash provided by (used in) investing activities	(21,868)	14,677	(17,263)	(4,337)	11,358
Financing activities
Proceeds from issuance of preferred stock, net of issuance costs	27,481	(7)	32,357	32,344	—
Proceeds from issuance of common stock, net of repurchases	40	(45)	28	(26)	37
Repayments of equipment financing	(161)	(152)	(15)	(15)	—

Net cash provided by (used in) financing activities	27,360	(204)	32,370	32,303	37

Net increase (decrease) in cash and cash equivalents	(3,131)	741	824	17,309	(337)
Cash and cash equivalents at beginning of period	6,737	3,606	4,347	4,347	5,171

Cash and cash equivalents at end of period	$3,606	$4,347	$5,171	$21,656	$4,834

Supplemental disclosure of cash flow information
Interest paid	$36	$12	$—	$—	$—

Supplemental disclosure of noncash investing and financing activities
Issuance of common stock for services	$275	$—	$—	$—	$—

Issuance of common stock for notes receivable	$686	$75	$—	$—	$—

Repurchase of common stock	$—	$—	$65	$16	$42

Deemed dividend upon issuance of convertible preferred stock	$18,209	$—	$—	$—	$—

See accompanying notes.

DYNAVAX TECHNOLOGIES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Company

      Dynavax Technologies Corporation (“Dynavax” or the “Company”) was incorporated on August 29, 1996, in California. The Company reincorporated on March 22, 2001, in Delaware. Dynavax is a biopharmaceutical company developing innovative products for treating and preventing allergy, inflammation-mediated diseases, infectious diseases, and cancer.

2.	Summary of Significant Accounting Policies

Basis of Presentation

      The consolidated financial statements include the accounts of Dynavax and its wholly owned Singapore subsidiary, Dynavax Asia Pte. Ltd. (“Dynavax Asia”). All significant intercompany accounts and transactions have been eliminated. The Company operates in one business segment, the development of biopharmaceutical products.

      Certain reclassifications of prior year amounts have been made to conform with the current year presentation.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

Unaudited Interim Consolidated Results

      The accompanying consolidated balance sheet as of September 30, 2003, the consolidated statements of operations and cash flows for the nine months ended September 30, 2002 and 2003 and the consolidated statement of convertible preferred stock and stockholders’ equity (net capital deficiency) for the nine months ended September 30, 2003 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s consolidated financial position as of September 30, 2003 and consolidated results of operations and cash flows for the nine months ended September 30, 2002 and 2003. The consolidated financial data and other information disclosed in these notes to consolidated financial statements as of September 30, 2003 and related to the nine-month periods ended September 30, 2002 and 2003 are unaudited. The consolidated results for the nine months ended September 30, 2003 are not necessarily indicative of the results to be expected for the year ending December 31, 2003 or for any other interim period or for any other future year.

Pro Forma Stockholders’ Equity

      In October 2003, the Board of Directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public. If the initial public offering is completed under the terms presently anticipated, all of the convertible preferred stock outstanding at the time of the offering will automatically convert into 13,612,026 shares of common stock. Unaudited pro forma stockholders’ equity, as adjusted for the assumed conversion of the preferred stock, is set forth on the accompanying balance sheets.

DYNAVAX TECHNOLOGIES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Foreign Currency

      The functional currency of Dynavax Asia is the local currency. Accordingly, the assets and liabilities of Dynavax Asia are translated into U.S. dollars using the exchange rate in effect at the end of the period. Revenues and expenses are translated using the average exchange rates for the period. Adjustments resulting from currency translations are included in comprehensive income (loss). Gains and losses resulting from currency transactions are recognized in current operations. Planned operations in Singapore have not yet commenced and as such, no foreign currency transaction or translation gains or losses have been recorded for the periods presented.

Cash and Cash Equivalents

      The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments

      Carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, marketable securities, accounts receivable, accounts payable, and accrued liabilities, approximate fair value due to their short maturities.

Marketable Securities

      The Company classifies all short-term investments as available-for-sale in accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. Available-for-sale securities are carried at market value, with unrealized gains and losses included in accumulated other comprehensive income in stockholders’ equity (net capital deficiency). Realized gains and losses are included in interest income. The cost of securities sold is based on the specific identification method. The Company’s marketable securities consist primarily of corporate bonds that mature at various dates through 2003. The amounts of net unrealized gains (losses) were approximately $17,000 and $51,000 at December 31, 2001 and 2002, respectively, and approximately $7,000 at September 30, 2003 (unaudited).

Concentration of Credit Risk and Other Risks and Uncertainties

      The Company’s financial instruments that are subject to concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable, and marketable securities. The Company’s policy is to invest its cash and cash equivalents and marketable securities with high credit quality financial institutions in order to limit the amount of credit exposure. The Company has not experienced any losses on its deposits of cash and cash equivalents.

      Trade accounts receivable are recorded at invoice value. The Company reviews its exposure to accounts receivable and to date has not experienced any losses.

DYNAVAX TECHNOLOGIES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes the revenues and accounts receivable balances from customers in excess of 10% of the total revenues and total accounts receivable balances, respectively:

	Revenues

	Years ended			Nine months ended
	December 31,			September 30,
Significant
Customers	2000	2001	2002	2002	2003

				(unaudited)
A	51%	2%	69%	68%	—
B	49%	88%	13%	14%	—
C	—	—	18%	18%	—

	Accounts Receivable

	December 31,
Significant			September 30,
Customers	2001	2002	2003

			(unaudited)
A	71%	—	—
B	22%	—	—
C	7%	—	—

      The Company’s future products will require approval from the Food and Drug Administration and may require approval from certain international regulatory agencies before commercial sales can commence. There can be no assurance that the Company’s products will receive any of these required approvals. If the Company were denied such approvals or such approvals were delayed, it would have a material adverse impact on the Company’s consolidated financial position and results of operations.

      The Company relies on a single contract manufacturer to produce material for certain of its clinical trials. While the Company has identified several additional manufacturers with whom it could contract for the manufacture of material, the Company has not entered into agreements with them and loss of its current supplier could delay development or commercialization of the Company’s product candidates. To date, the Company has manufactured only small quantities of material for research purposes.

      The Company is subject to risks common to companies in the biopharmaceutical industry, including, but not limited to, new technological innovations, protection of proprietary technology, compliance with government regulations, uncertainty of market acceptance of products, product liability, and the need to obtain additional financing.

Property and Equipment

      Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, three years for computer equipment and five years for laboratory equipment and furniture. Leasehold improvements are amortized using the straight-line method over the remaining life of the initial lease term or the estimated useful lives of the assets, typically five years, whichever is shorter. Repair and maintenance costs are charged to expense as incurred.

Impairment of Long-Lived Assets

      The Company identifies and records impairment losses on long-lived assets when events and circumstances indicate that the assets may be impaired. Recoverability is measured by comparison of the assets’ carrying amounts to the future net undiscounted cash flows the assets are expected to generate. If these assets are considered impaired, the impairment recognized is measured by the amount by which the carrying value of the assets exceed the projected discounted future net cash flows associated with the assets. None of

DYNAVAX TECHNOLOGIES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

these events or circumstances has occurred with respect to the Company’s long-lived assets, which consist primarily of computers and equipment, furniture and fixtures, and leasehold improvements.

Revenue Recognition

      The Company recognizes collaboration revenue based on the terms specified in the agreements, generally as the related services are performed or approximating the straight-line basis over the period of the research and development collaboration. Collaboration payments are generally made based on the number of full-time equivalent researchers assigned to the collaboration project and the related research and development expenses incurred. Any amounts received in advance of performance are recorded as deferred revenue. Upfront payments are deferred and amortized over the estimated research and development period. Payments related to substantive performance milestones that are at risk at the initiation of an agreement are recognized upon successful achievement of a performance milestone event.

      Revenues related to government grants are recognized as the related research expenses are incurred. Any amounts received in advance of performance are recorded as deferred revenue until earned.

      Option payments are deferred when received. When an option is exercised, revenue is recognized on a straight-line basis over the remaining term of the resulting agreement. In the event that an option expires without exercise, the payment is recognized in full at the expiration of the agreement.

Research and Development Costs

      Research and development costs are expensed as incurred and include costs associated with research performed pursuant to collaboration agreements. Research and development costs consist of direct and indirect internal costs related to specific projects, as well as fees paid to clinical research organizations, research institutions and other service providers, which conduct certain research activities on behalf of the Company. Expenses related to clinical trials are generally accrued based on the level of patient enrollment and activity according to the protocol. The Company monitors patient enrollment level and related activity to the extent possible and adjusts estimates accordingly.

Income Taxes

      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some or all of the deferred tax assets may not be realized.

Stock-Based Compensation Expense

      The Company has adopted the pro forma disclosure requirements of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123”) as amended by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure (“SFAS 148”). As permitted, the Company continues to recognize employee stock-based compensation expense under the intrinsic value method of accounting as prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and its interpretations. Under APB 25, compensation expense is based on the difference, if any, on the date of grant between the estimated fair value

DYNAVAX TECHNOLOGIES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of the Company’s common stock and the option exercise price, and is amortized over the related vesting period of the options using the straight-line method. The pro forma effects of applying SFAS 123, as amended by SFAS 148, on the Company’s net loss had compensation cost for options granted to employees been determined based on the fair value based method prescribed by SFAS 123, would be as follows (in thousands, except per share amounts):

				Nine months ended
	Years ended December 31,			September 30,

	2000	2001	2002	2002	2003

				(unaudited)
Net loss attributable to common stockholders:
As reported	$(26,724)	$(18,412)	$(18,038)	$(13,325)	$(12,812)
Add:
Stock-based employee compensation expense included in net loss	897	2,056	1,821	1,478	1,150
Less:
Stock-based employee compensation expense determined under the fair value based method	(1,212)	(2,171)	(2,013)	(1,612)	(1,376)

Pro forma	$(27,039)	$(18,527)	$(18,230)	$(13,459)	$(13,038)

Net loss per share attributable to common stockholders:
Basic and diluted, as reported	$(20.86)	$(11.96)	$(10.60)	$(7.94)	$(7.21)

Basic and diluted, pro forma	$(21.11)	$(12.04)	$(10.72)	$(8.02)	$(7.34)

      Such pro forma disclosure may not be representative of future stock-based compensation expense because such options vest over several years and additional grants may be made each year.

      The estimated fair value of each option grant to employees is estimated on the date of grant using the Black-Scholes option pricing method with the following weighted average assumptions:

				Nine months ended
	Years ended December 31,			September 30,

	2000	2001	2002	2002	2003

				(unaudited)
Expected dividend yield	0%	0%	0%	0%	0%
Risk-free interest rate	6.1% to	3.5% to	1.3% to	1.3% to	1.1% to
	6.3%	4.3%	2.4%	2.4%	2.6%
Expected life (in years)	4	4	4	4	4
Volatility	0.7	0.7	0.7	0.7	0.7

      The weighted-average fair value per share of employee stock options granted during the years ended December 31, 2000, 2001, 2002, and the nine month periods ended September 30, 2002 and 2003 (unaudited), was $18.33, $1.95, $1.32, $1.33 and $7.03, respectively.

      The Company accounts for stock options issued to nonemployees in accordance with the provisions of SFAS 123 and Emerging Issues Task Force (“EITF”) No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (“EITF 96-18”).

DYNAVAX TECHNOLOGIES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock-based compensation expense for options granted to consultants is periodically remeasured as the underlying options vest in accordance with EITF 96-18.

Comprehensive Loss

      Comprehensive loss is comprised of net loss and other comprehensive income (loss), which includes certain changes in equity that are excluded from net income (loss). The Company includes unrealized holding gains and losses on marketable securities and foreign currency translation adjustments in accumulated other comprehensive income (loss).

Recent Accounting Pronouncements

      In November 2002, the Financial Accounting Standards Board (the “FASB”) issued the FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”), which clarifies the requirements for a guarantor’s accounting and disclosures of certain guarantees issued and outstanding. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at its inception of guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have a material impact on the Company’s consolidated results of operations or financial position.

      In November 2002, the EITF issued EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). EITF 00-21 addresses how to account for arrangements that may involve delivery or performance of multiple products, services, and/or rights to use assets, and when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. It does not change otherwise applicable revenue recognition criteria. It applies to arrangements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. The adoption of EITF 00-21 did not have a material impact on the Company’s consolidated results of operations or financial position.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“SFAS 150”). SFAS 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003 and otherwise is effective the beginning of the first interim period after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the Company’s consolidated results of operations or financial position.

3.     Net Loss Per Share Attributable to Common Stockholders

      Basic net loss per share attributable to common stockholders is calculated by dividing the net loss by the weighted-average number of common shares outstanding for the period, without consideration for potential common shares. Diluted net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period and dilutive potential common shares using the treasury-stock method. For purposes of this calculation, common stock subject to repurchase by the Company, preferred stock, options, and warrants are

DYNAVAX TECHNOLOGIES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

considered to be potential common shares and are only included in the calculation of diluted net loss per share attributable to common stockholders when their effect is dilutive.

      The unaudited pro forma basic and diluted net loss per share attributable to common stockholders calculations assume the conversion of all outstanding shares of preferred stock into shares of common stock upon completion of the initial public offering using the as-if-converted method as of January 1, 2002 or the date of issuance, if later.

				Nine months ended
	Years ended December 31,			September 30,

	2000	2001	2002	2002	2003

				(unaudited)
Historical (in thousands, except per share amounts)
Numerator:
Net loss attributable to common stockholders	$(26,724)	$(18,412)	$(18,038)	$(13,325)	$(12,812)

Denominator:
Weighted-average common shares outstanding	1,395	1,889	1,886	1,892	1,844
Less: Weighted-average unvested common shares subject to repurchase	(114)	(350)	(185)	(214)	(66)

Denominator for basic and diluted net loss per share attributable to common stockholders	1,281	1,539	1,701	1,678	1,778

Basic and diluted net loss per share attributable to common stockholders	$(20.86)	$(11.96)	$(10.60)	$(7.94)	$(7.21)

Pro forma (in thousands, except per share amounts) (unaudited)
Pro forma net loss attributable to common stockholders			$(18,038)		$(12,812)

Pro forma basic and diluted net loss per share attributable to common stockholders			$(1.28)		$(0.83)

Shares used above:			1,701		1,778
Pro forma adjustments to reflect assumed weighted-average effect of conversion of preferred stock			12,362		13,612

Shares used to compute pro forma basic and diluted net loss per share attributable to common stockholders			14,063		15,390

Historical outstanding dilutive securities not included in diluted net loss per share attributable to common stockholders calculation (in thousands):
Preferred stock	7,544	7,544	13,612	13,612	13,612
Options to purchase common stock	169	279	691	698	912
Warrants	6	6	90	90	84

	7,719	7,829	14,393	14,400	14,608

DYNAVAX TECHNOLOGIES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.     Property and Equipment

      Property and equipment consist of the following (in thousands):

	December 31,
			September 30,
	2001	2002	2003

			(unaudited)
Laboratory equipment	$1,588	$1,837	$1,937
Computer and equipment	450	571	360
Furniture and fixtures	322	354	575
Leasehold improvements	287	321	322

	2,647	3,083	3,194
Less accumulated depreciation and amortization	(1,137)	(1,783)	(2,236)

	$1,510	$1,300	$958

      Depreciation and amortization expense on property and equipment was approximately $313,000, $475,000, and $678,000 for the years ended December 31, 2000, 2001, and 2002, respectively, and approximately $507,000 and $453,000 for the nine months ended September 30, 2002 and 2003 (unaudited), respectively.

5.     Accrued Liabilities

      Accrued liabilities consist of the following (in thousands):

	December 31,
			September 30,
	2001	2002	2003

			(unaudited)
Payroll and related expenses	$659	$712	$617
Legal expenses	432	179	337
Third party scientific research expense	1,325	1,091	1,236
Other accrued liabilities	90	86	124

	$2,506	$2,068	$2,314

6.     Equipment Financing

      In September 1997, the Company entered into a master financing agreement, which provides for borrowings for equipment purchased; amounts borrowed are collateralized by the related equipment.

      During 1998, the Company borrowed $55,000 and $107,000 under the master financing agreement. These notes were repaid in 48 monthly installments of $1,000 and $3,000, respectively. These notes bore interest at approximately 14% per annum and required a final payment equal to 5% of the original principal amounts, resulting in an effective interest rate of 15%. These notes matured at various dates from September 1, 2000, to April 1, 2002.

DYNAVAX TECHNOLOGIES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.     Commitments and Contingencies

      The Company leases its facilities under two noncancelable operating leases that expire on March 31, 2004, and May 31, 2008. Rent expense for the years ended December 31, 2000, 2001, and 2002, was approximately $386,000, $500,000, and $551,000, respectively, and approximately $414,000 and $471,000 for the nine months ended September 30, 2002 and 2003 (unaudited), respectively.

      Future minimum payments under the noncancelable operating leases at December 31, 2002, are as follows (in thousands):

Year ending December 31,
2003	$631
2004	513
2005	454
2006	454
2007 and thereafter	643

$2,695

Guarantees and Indemnifications

      The Company, as permitted under Delaware law and in accordance with its bylaws, indemnifies its officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at the Company’s request in such capacity. The term of the indemnification period is for the officer’s or director’s lifetime. The maximum amount of potential future indemnification is unlimited; however, the Company has a director and officer insurance policy that limits its exposure and may enable it to recover a portion of any future amounts paid. The Company believes the estimated fair value of these indemnification agreements is minimal. Accordingly, the Company has no liabilities recorded for these agreements as of December 31, 2002 and September 30, 2003 (unaudited).

      The Company enters into indemnification provisions under its agreements with other companies in its ordinary course of business, typically with business partners, contractors, clinical sites and customers. Under these provisions, the Company generally indemnifies and holds harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of the Company’s activities. These indemnification provisions generally survive termination of the underlying agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is unlimited. The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the estimated fair value of these agreements is minimal. Accordingly, the Company has no liabilities recorded for these agreements as of December 31, 2002 and September 30, 2003 (unaudited).

DYNAVAX TECHNOLOGIES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.     Stockholders’ Equity (Net Capital Deficiency)

Convertible Preferred Stock

      The Company has authorized 40,731,644 shares of convertible preferred stock, designated in various series. The convertible preferred stock defined as Series A, Series B, Series C, Series D, Series S-1, Series R, and Series T (collectively referred to as “Preferred Stock”) are summarized as follows (in thousands, except per share amounts):

						Aggregate
			Shares Issued and Outstanding at			Liquidation
						Value at
		Minimum				December 31,
		Liquidation	December 31,			2002 and
	Shares	Preference			September 30,	September 30,
	Designated	Per Share	2001	2002	2003	2003

					(unaudited)	(unaudited)
Series A	6,700	$1.00	6,700	6,700	6,700	$6,700
Series B	9,033	$1.83	9,033	9,033	9,033	16,530
Series S-1	500	$5.00	400	400	400	2,000
Series R	430	$4.65	430	430	430	2,000
Series T	400	$5.00	400	400	400	2,000
Series C	5,669	$4.00	5,669	5,669	5,669	22,675
Series D	18,000	$2.06	–	16,882	16,882	34,777

	40,732		22,632	39,514	39,514	$86,682

      During the period from June to October 2000, the Company issued 5,668,750 shares of Series C Preferred Stock for gross proceeds of $22,675,000. In connection with a proposed initial public offering in 2000, the Company reflected a deemed dividend of approximately $18,209,000. The deemed preferred stock dividend was reflected in the 2000 statement of operations based on the difference between the estimated fair value of the common stock and the conversion price of the preferred stock at the commitment date. There was no impact on total stockholders’ equity (net capital deficiency). The deemed preferred stock dividend increases the net loss applicable to common stockholders for the year ended December 31, 2000.

      In March and April 2002, the Company issued a total of 16,882,220 shares of Series D Preferred Stock for gross proceeds of $34,777,372. In connection with the issuance of the Series D Preferred Stock, the Company incurred issuance costs of approximately $2,742,000, of which approximately $123,000 was settled by the issuance of 59,671 shares of Series D Preferred Stock and of which approximately $322,000 was settled by the issuance of warrants to purchase 253,233 shares of Series D Preferred Stock.

Voting

      The holders of Preferred Stock have various rights and preferences as follows:

      Each share of Series A, Series B, Series C, Series D, Series S-1, Series R, and Series T Preferred Stock has voting rights equal to the number of shares of common stock into which it is convertible and votes together as one class with the common stock, except as otherwise discussed below.

      As long as any shares of Preferred Stock remain outstanding, with the exception of Series A Preferred Stock (in which case at least 500,000 shares of Series A Preferred Stock must remain outstanding), the Company must obtain a vote from at least 75%, 77%, and 66 2/3% of the holders of Series A, Series B, and Series C Preferred Stock voting as a single class, respectively, in order to alter the certificate of incorporation or the bylaws, as they relate to the Preferred Stock, changes in the authorized number of shares of Preferred

DYNAVAX TECHNOLOGIES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock, or to create or issue new shares or series of Preferred Stock. Additionally, as long as any shares of Series D Preferred Stock remain outstanding, the Company must obtain a vote from at least 51% of the holders of Series D Preferred Stock voting as a single class in order to alter the Certificate of Incorporation, as they relate to the Preferred Stock, changes in the authorized number of shares of Preferred Stock, or to create or issue new shares or series of Preferred Stock, increase the size of the Board of Directors to a number of members in excess of nine, the payment of dividends or making other distributions of the Company’s capital stock, a liquidation or winding down of the Company and the Company’s entering into strategic alliances involving the issuance of capital stock over $20,000,000.

      The vote of a majority of the holders of the Series A, Series B, Series C, Series D, Series S-1, Series R, and Series T Preferred Stock is required to issue any shares of common stock, any redemption, repurchase, dividend, or other distribution with respect to common stock, any asset transfer, or acquisition, and any redemption, repurchase, dividend, or other distribution with respect to the Preferred Stock. The vote of a majority of the stockholders of Series A, Series B, Series C, and Series D Preferred Stock is required to increase or decrease the authorized number of shares of common stock or Preferred Stock and to increase or decrease the size of the Board of Directors or to voluntarily dissolve or liquidate the Company.

      Holders of Series A, Series B, Series S-1, Series R, Series T, Series C, and Series D Preferred Stock are entitled to receive noncumulative dividends at the rate of 8% of the original issue price per annum, when and if declared by the Board of Directors. To date, the Company has not declared any dividends.

Liquidation

      In the event of any liquidation, dissolution, or winding up of the Company, including a merger, acquisition, or sale of assets where the holders of the Company’s common stock and Preferred Stock own less than 51% of the resulting voting power of the surviving entity, the holders of the Series D Preferred Stock will receive, in preference to all other holders of equity securities, an amount per share equal to 2.0 times the original purchase price of $2.06 per share plus any accrued but unpaid dividends if such event occurs thereafter. After payment of the liquidation preference to the holders of Series D Preferred Stock, the holders of all other Preferred Stock are entitled to receive, prior and in preference to the holders of common stock, an amount equal to the original issue price ($1.00, $1.83, $4.00, $5.00, $4.65, and $5.00 for Series A, Series B, Series C, Series S-1, Series R, and Series T Preferred Stock, respectively) plus any accrued but unpaid dividends. After payment of the liquidation preference to holders of all series of Preferred Stock, the remaining assets of the Company are available for distribution on a pro rata weighted basis to the holders of common stock and holders of Series A, Series B and Series D Preferred Stock, on an as converted basis. To the extent that holders of Series A, Series B and Series D have received an aggregate of $3.00, $5.50 and $2.06 per share, respectively, any remaining assets will be additionally available for distribution solely to the holders of common stock.

Conversion

      Each share of Series A, Series B, Series C, Series D, Series S-1, Series R, and Series T Preferred Stock is convertible into shares of the Company’s common stock, at the option of the holder, according to a defined conversion ratio, which is subject to adjustment for dilution.

      Each share of Series A, Series B, Series C, Series D, Series S-1, Series R, and Series T Preferred Stock automatically converts at a rate of one share of common stock for three shares of Preferred Stock, adjusted for stock splits and certain other transactions, either i) at the affirmative election of the holders of at least 66 2/3% of the outstanding shares of Preferred Stock voting as a single class (except for Series C and Series D, which each shall convert on a vote of at least 66 2/3% of the outstanding shares of the respective series), or ii) at the closing of a public offering of common stock in which the price per share is equal to or greater than $12.36 per share and gross proceeds to the Company are at least $30 million. In addition, in the event of a sale of

DYNAVAX TECHNOLOGIES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

common stock, as defined per the amended and restated articles of incorporation, below the conversion price of Series A, Series B, Series C, Series D, and Series R Preferred Stock, such preferred stock conversion price shall be subject to adjustment. At December 31, 2002 and September 30, 2003 (unaudited), the outstanding shares of Series C Preferred Stock were convertible into an additional 400,492 shares of common stock and Series R Preferred Stock were convertible into an additional 40,246 shares of common stock as a result of such adjustment. None of the shares convertible into shares of common stock had been converted as of those dates.

Redemption Rights

      Neither the Company nor the holders of the Preferred Stock have the right to call or redeem or cause to have called or redeemed any shares of Preferred Stock.

Reserved Shares

      The Company had reserved shares of common stock for future issuance as follows:

	December 31,	September 30,
	2002	2003

		(unaudited)
Stock option plan	713,988	1,045,375
Conversion of preferred stock	13,612,026	13,612,026
Preferred stock warrants	84,411	84,411

	14,410,425	14,741,812

Warrant for Preferred Stock

      In connection with the closing of the Series D Preferred Stock financing, the Company issued a warrant to purchase 253,233 shares of Series D Preferred Stock at an exercise price of $2.06 per share, to its lead underwriter. The estimated fair value of the warrant was valued using the Black-Scholes option pricing model at approximately $322,000. The warrant is exercisable from the date of grant for five years. At December 31, 2002 and September 30, 2003 (unaudited), the warrant remained outstanding.

Warrant for Common Stock

      In connection with the master financing agreement (see Note 6), during 1997 the Company granted the lender a warrant to purchase 6,000 shares of common stock at an exercise price of $3.75 per share, subject to adjustments upon the occurrence of certain events such as a merger of the Company, stock split, stock dividends and other distributions, and other antidilution events. The estimated fair value of the warrant was not significant. This warrant was exercisable from the date of the grant through the earlier of (i) six years after the date of grant or (ii) the completion of an initial public offering of the Company’s common stock with net proceeds of at least $10 million. At December 31, 2002, this warrant remained outstanding. This warrant was not outstanding as of September 30, 2003 as it had expired unexercised.

Stock Option Plan

      In January 1997, the Company adopted the 1997 Equity Incentive Plan (the “1997 Plan”). The 1997 Plan provides for the granting of stock options to employees and nonemployees of the Company. Options granted under the 1997 Plan may be either incentive stock options (“ISOs”) or nonqualified stock options (“NSOs”). ISOs may be granted to Company employees (including officers and directors who are also employees). NSOs may be granted to employees and nonemployees.

DYNAVAX TECHNOLOGIES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Options under the 1997 Plan may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO shall not be less than 100% of the estimated fair value of the shares on the date of grant, and (ii) the exercise price of an ISO granted to a 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant. The options are exercisable immediately and generally vest over a four-year period (generally 25% after one year and in monthly ratable increments thereafter) for stock options issued to employees, officers, directors, and scientific advisors, and quarterly vesting over a four-year period or immediate vesting for stock options issued to all other nonemployees. All unvested shares issued under the 1997 Plan are subject to repurchase rights held by the Company under such conditions as agreed to by the Company and the optionee.

      Activity under the 1997 Plan is set forth below:

	Options Outstanding

	Shares		Weighted-
	Available	Number	Average Price
	for Grant	of Shares	Per Share

Balance at December 31, 1999	299,975	373,801	$0.48
Options authorized	333,333	—	—
Options granted	(506,583)	506,583	$1.86
Options exercised	—	(650,192)	$1.11
Options canceled	61,047	(61,047)	$0.69
Shares repurchased	1,067	—	$0.60

Balance at December 31, 2000	188,839	169,145	$2.07
Options authorized	333,333	—	—
Options granted	(164,800)	164,800	$3.81
Options exercised	—	(35,121)	$2.22
Options canceled	19,880	(19,880)	$2.25
Shares repurchased	4,136	—	$1.05

Balance at December 31, 2001	381,388	278,944	$3.06
Options granted	(458,933)	458,933	$2.16
Options exercised	—	(3,820)	$0.84
Options canceled	42,850	(42,850)	$3.00
Shares repurchased	57,476	—	$1.14

Balance at December 31, 2002	22,781	691,207	$2.48
Options authorized (unaudited)	333,333	—	—
Options granted (unaudited)	(364,500)	364,500	$1.50
Options exercised (unaudited)	—	(19,882)	$1.03
Options canceled (unaudited)	124,130	(124,130)	$2.40
Shares repurchased (unaudited)	17,936	—	$2.37

Balance at September 30, 2003 (unaudited)	133,680	911,695	$2.13

DYNAVAX TECHNOLOGIES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following summarizes options outstanding and exercisable under the 1997 Plan as of December 31, 2002:

		Average
		Remaining
Exercise	Number	Contractual
Price	Outstanding	Life

		(In years)
$0.30	8,997	4.5
$0.60	10,618	6.0
$1.20	23,692	7.2
$1.50	250,533	9.7
$3.00	385,367	8.7
$12.00	12,000	8.3

	691,207	8.9

      The following summarizes options outstanding and exercisable under the 1997 Plan as of September 30, 2003 (unaudited):

		Average
		Remaining
Exercise	Number	Contractual
Price	Outstanding	Life

		(In years)
$0.60	10,618	5.2
$1.20	21,640	6.4
$1.50	553,703	9.3
$3.00	314,401	8.1
$12.00	11,333	7.5

	911,695	8.7

Deferred Stock Compensation

      During the year ended December 31, 2000, the Company recorded deferred stock compensation for the excess of the estimated fair value of its common stock over the option exercise price at the date of grant of $8,810,000 related to options granted to employees. During the years ended December 31, 2001 and 2002, the Company recorded reversals of deferred stock compensation resulting from employee terminations of approximately $(615,000) and $(1,326,000), respectively. During the nine months ended September 30, 2002 and 2003, the Company recorded similar reversals of deferred stock compensation of approximately $(331,000) and $(111,000), respectively (unaudited). Stock-based compensation expense is being recognized over the option vesting period of four years using the straight-line method.

      During the period ended September 30, 2003, the Company recorded additional deferred stock compensation for the excess of the estimated fair value of its common stock over the option exercise price at the date of grant of approximately $2,426,000 related to options granted to employees. During the nine months ended September 30, 2003, the Company recorded reversals of this deferred stock compensation from employee terminations of approximately $(107,000). Stock-based compensation expense is being recognized over the option vesting period of four years using the straight-line method.

      For options granted to nonemployees, the Company determined the estimated fair value of the options using the Black-Scholes option pricing model. Compensation expense is generally being recognized over the

DYNAVAX TECHNOLOGIES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

option vesting period. For the years ended December 31, 2000 and 2001, the Company recorded stock-based compensation expense (reversal) of approximately $294,000 and $(12,000), respectively, in connection with options granted to nonemployees. No stock-based compensation expense was recorded for the year ended December 31, 2002 and the nine months ended September 30, 2002 and 2003 (unaudited).

9.     Employee Benefit Plan

      Effective September 1997, the Company adopted the Dynavax Technologies Corporation 401(k) Plan (the “401(k) Plan”), which qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the 401(k) Plan, participating employees may defer a portion of their pretax earnings. The Company may, at its discretion, contribute for the benefit of eligible employees. To date, the Company has not contributed to the 401(k) Plan.

10.     Related-Party Transactions

      From September 2000 through June 2001, the Company loaned $752,000 to certain employees and officers for the exercise of incentive stock options. These are full recourse notes, which accrue interest within a range of 5.02% to 6.22% and are due on September 2000 through June 2006. The shares of common stock held by the employees also collateralize these notes. At December 31, 2001 and 2002, $804,000 and $714,000, respectively, remained outstanding. At September 30, 2003, approximately $656,000 (unaudited) remained outstanding.

      In December 1998, the Company entered into a research agreement with the Regents of the University of California, or UC, on behalf of the University of California, San Diego, under which the Company agreed to fund a research project aimed at uncovering novel applications for ISS (See Note 11). The principal investigator of the research project is Dr. Eyal Raz, a holder of 468,452 shares of our common stock, and the university-nominated representative on the evaluation committee created to oversee aspects of this agreement is Dr. Dennis Carson, a holder of 468,452 shares of our common stock and a member of our Board of Directors.

      The Company entered into agreements with holders of its preferred stock whereby it granted them registration rights with respect to their shares of common stock, including common stock issuable upon conversion of their preferred stock.

11.     Collaborative Research, Development, and License Agreements

University of California

      The Company entered into a series of exclusive license agreements with UC in March 1997 and October 1998. These agreements provide the Company with certain technology and related patent rights and materials. Under the terms of the agreements, the Company pays annual license or maintenance fees and will be required to pay milestones and royalties on net sales of products originating from the licensed technologies. The agreements will expire on either the expiration date of the last-to-expire patent licensed under the agreements or the date upon which the last patent application licensed under the agreements is abandoned. The Company incurred license fees of $20,000, $20,000, and $20,000 and patent expenses of approximately $277,000, $278,000, and $405,000 in the years ended December 31, 2000, 2001, and 2002, respectively, and approximately $275,000 and $158,000 in the nine months ended September 30, 2002 and 2003 (unaudited), respectively, in connection with these license agreements, each of which was recorded as research and development expense. Included in accounts payable at December 31, 2001, 2002, and September 30, 2003 (unaudited), was approximately $78,000, $66,000 and $18,000, respectively, related to patent expenses. The Company is obligated to make a one-time payment to UC upon the closing of the Company’s initial public offering as partial consideration for the technology licenses. A charge to operations will be recorded in

DYNAVAX TECHNOLOGIES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the period the payment becomes probable, which is expected to be dated as of the closing of the Company’s initial public offering.

      In December 1998, the Company entered into a research agreement with UC to fund a research project on “Biological Effects of ISS and IIS-ODN.” Title to any inventions shall be determined in accordance with U.S. Patent laws. The project commenced in January 1999 and will continue for a period of five years, unless terminated in accordance with the terms of the agreement. The Company agreed to fund and support future project costs of approximately $1 million per year, to a maximum aggregate amount of $4.9 million. In connection with this agreement the Company incurred research and development expenses associated with the project of approximately $948,000, $986,000 and $1,026,000 during the years ended December 31, 2000, 2001 and 2002, respectively, and approximately $769,000 and $533,000 during the nine months ended September 30, 2002 and 2003 (unaudited), respectively. In December 1998, the Company also contributed to UC equipment with a net book value of $283,000 for use in connection with the project, which was charged to research and development expense. The principal investigator of the research project is one of the Company’s founders and stockholders.

Other Collaborative Agreements

      In November 1999, the Company entered into a collaboration agreement with Stallergènes to develop and commercialize products to treat seasonal allergies. Under this agreement, both the Company and Stallergènes agreed to conduct preclinical and clinical development activities on two different forms of treatment for a particular allergy. Additionally, the Company granted Stallergènes a nonexclusive option, which has expired, to negotiate a license agreement. During 2001, revenues of $150,000 have been recognized. Separately, Stallergènes purchased 400,000 shares of Series S-1 Preferred Stock at $5.00 per share on November 22, 1999. The agreement lapsed in April 2002.

      In December 1999, the Company entered into a two-year collaboration agreement with Aventis Pasteur S.A. (“Aventis”) to develop new vaccines and therapeutic drugs for a variety of infectious diseases. Under this agreement, Aventis paid the Company for certain research to be completed pursuant to the terms of the agreement at a rate of cost plus 10%, with a maximum total cost of $1,500,000 for the first product and an additional $600,000 for the second product being developed. Additionally, the Company granted Aventis a nonexclusive option, which has expired, to negotiate a license agreement. The Company received an up-front payment of $1,100,000, all of which has been earned and recognized as revenue through December 31, 2001. During 2002, a further $990,000 of revenue was recognized for completed collaboration work. The agreement was mutually terminated in September 2002. Separately, Aventis purchased 215,054 shares of Series R Preferred Stock at $4.65 per share on March 7, 2000.

      In March 2000, the Company entered into an 18-month collaboration and license agreement with Triangle Pharmaceuticals Inc. (“Triangle Pharmaceuticals”) to develop therapies for the treatment and prevention of hepatitis and HIV. Under this agreement, the Company licensed certain technology to Triangle Pharmaceuticals for its use in research and development activities. Additionally, Triangle Pharmaceuticals paid the Company to perform certain research and development activities and for the achievement of certain mutually agreed-upon milestones. During 2000, the company recognized revenue of $250,000 based on achievement of a milestone. During the year ended December 31, 2002 and the nine months ended September 30, 2002 (unaudited), the Company recognized revenue of approximately $188,000 in relation to the collaboration and license agreement. The agreement was mutually terminated in November 2002. Separately, Triangle Pharmaceuticals purchased 400,000 shares of Series T Preferred Stock at $5.00 per share on March 31, 2000.

      In June 2003, the Company entered into a development collaboration agreement with BioSeek to analyze and characterize the activity of certain compounds using BioSeek technology with the objective of advancing the development of such compounds. Under this agreement, the Company will make various payments to

DYNAVAX TECHNOLOGIES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

BioSeek for the achievement of certain milestones outlined in the agreement. Additionally, the Company will make various payments to BioSeek based on the success and timing of the Company’s signing of a third party partnering agreement where the Company grants to the third party, directly or indirectly, any right or option to market, sell, distribute or otherwise commercialize a thiazolopyrimidine (TZP) product in any geographic territory. The agreement may be terminated by either party prior to BioSeek meeting the first contractual milestone, in accordance with the terms of the agreement. As of September 30, 2003 (unaudited), no payments had been made to BioSeek as no milestones had been achieved.

      In the third quarter of 2003, the Company was awarded government grants totaling approximately $8,400,000 (unaudited) to be received over three and one-half years, assuming annual review criteria are met, to fund research and development of certain biodefense programs. The revenue will be recognized as the related expenses are incurred.

12.     Income Taxes

      Deferred tax assets and liabilities consist of the following (in thousands):

	December 31,

	2001	2002

Deferred tax assets:
Net operating loss carry forwards	$6,560	$10,227
Research tax credit carry forwards	1,078	1,122
Accruals and reserves	1,225	85
Depreciation and amortization	9,781	11,529
Other	245	177

Total deferred tax assets	18,889	23,140
Less valuation allowance	(18,889)	(23,140)

	$—	$—

      Management believes that, based on a number of factors, it is more likely than not that the deferred tax assets will not be realized. Accordingly, a full valuation allowance has been recorded for all deferred tax assets at December 31, 2001 and 2002. The valuation allowance increased by approximately $3,156,000, $8,190,000 and $4,251,000 during the years ended December 31, 2000, 2001 and 2002, respectively.

      As of December 31, 2002, the Company had federal net operating loss carryforwards of approximately $27,000,000, which expire at various dates from 2011 through 2022, and federal research and development tax credits of approximately $600,000, which expire at various dates from 2018 through 2022 if not utilized.

      The Tax Reform Act of 1986 limits the annual use of net operating loss and tax credit carryforwards in certain situations where changes occur in stock ownership of a company. In the event the Company has a change in ownership, as defined, the annual utilization of such carryforwards could be limited.

13.     Subsequent Events

Dynavax Asia

      In October 2003, the Company completed a sale of 15,200,000 ordinary shares in the Company’s Singapore subsidiary, Dynavax Asia, which will be exchanged for 2,111,111 shares of common stock of the Company at a conversion price of $7.20 per share in connection with the closing of the Company’s initial public offering. The Company’s ownership in the Asian subsidiary was reduced from 100% to 50% as a result of the sale of the ordinary shares. The Asian subsidiary was set-up and the financing occurred in its current

DYNAVAX TECHNOLOGIES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

form as an accommodation to the lead investor in the financing. The sale raised gross proceeds of $15,200,000. In connection with the proposed initial public offering, the Company will record a deemed dividend, limited to the amount of proceeds of $15,200,000 based on the difference between the estimated fair value of the common stock and the exchange price of the ordinary stock at the issuance date. The Company anticipates accounting for the sale of the ordinary shares initially as a minority interest liability and the exchange into common shares as a capital transaction.

Reverse Stock Split

      In October 2003, the Board of Directors and Stockholders approved a one-for-three reverse stock split of its outstanding shares of common stock. An amended and restated certificate of incorporation will be filed prior to effectiveness of the registration statement relating to the initial public offering. All common share and per share amounts contained in the consolidated financial statements have been retroactively adjusted to reflect this stock split.

      Our principal product development efforts are based on a technology that uses short synthetic DNA molecules known as ISS. As shown above, ISS can stimulate a Th1 immune response while suppressing Th2 immune responses. ISS contain specialized sequences that activate the innate immune system. ISS are recognized by a specialized subset of dendritic cells containing a unique receptor called Toll-Like Receptor 9, or TLR-9. The interaction of TLR-9 with ISS triggers the biological events that lead to the suppression of the Th2 immune response and the enhancement of the Th1 immune response.

6,000,000 shares

Common Stock

PROSPECTUS

                        , 2004

Bear, Stearns & Co. Inc.	Deutsche Bank Securities

Piper Jaffray

          Until                          , 2004 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

      The expenses to be paid by the Registrant in connection with the distribution of the securities being registered, other than underwriting discounts and commissions, are as follows:

Amount

Securities and Exchange Commission Filing Fee	$7,281
NASD Filing Fee	$9,500
Nasdaq National Market Listing Fee	$100,000
Accounting Fees and Expenses	$400,000
Blue Sky Fees and Expenses	$15,000
Legal Fees and Expenses	$600,000
Transfer Agent and Registrar Fees and Expenses	$10,000
Printing Expenses	$200,000
Miscellaneous Expenses	$200,000

Total	$1,541,781

Item 14.	Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant indemnity to officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The Registrant certificate of incorporation and bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the Registrant intends to enter into separate indemnification agreements with its directors, officers and certain employees, which would require the Registrant, among other things, to indemnify them against certain liabilities, which may arise by reason of their status as directors, officers or certain other employees. The Registrant also intends to maintain director and officer liability insurance, if available on reasonable terms.

      These indemnification provisions and the indemnification agreement to be entered into between the Registrant and its officers and directors may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

      The underwriting agreement, which is Exhibit 1.1 to this registration statement, provides for indemnification by our underwriters and their officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item 15.	Recent Sales of Unregistered Securities

      Since December 1996, the Registrant has issued and sold the following unregistered securities:

1. In December 1996, the Registrant issued and sold an aggregate of 6,700,000 shares of its Series A Preferred Stock to ten investors for an aggregate purchase price of $6,700,000. These sales were made in reliance on Section 4(2) of the Securities Act.

2. Between January 1, 1997 and December 31, 2003, the Registrant granted 2,522,578 shares of restricted common stock and options to purchase shares of common stock at prices ranging from $0.30 to $12.00 to employees, directors and consultants pursuant to its 1997 Equity Incentive Plan. These issuances were made in reliance on Rule 701 of the Securities Act.

3. In September 1997, the Registrant issued a warrant to purchase 6,000 shares of its common stock to Lease Management Services, Inc. in connection with a leasing arrangement. The warrant was issued in reliance on Section 4(2) of the Securities Act.

4. In July 1998, the Registrant issued and sold an aggregate of 9,032,786 shares of its Series B Preferred Stock to a total of 16 investors for an aggregate purchase price of $16,529,998.38. These sales were made in reliance on Section 4(2) of the Securities Act.

5. From December 1999 to March 2000, the Registrant issued and sold an aggregate of 400,000 shares of its Series S-1 Preferred Stock to Stallergènes S.A. for an aggregate purchase price of $2,000,000 in connection with a collaboration agreement with Stallergènes S.A. This sale was made in reliance on Section 4(2) of the Securities Act.

6. In March 2000, the Registrant issued and sold an aggregate of 430,108 shares of its Series R Preferred Stock to Aventis Pasteur S.A. for an aggregate purchase price of $2,000,002.20 in connection with a collaboration agreement with Aventis Pasteur S.A. This sale was made in reliance on Section 4(2) of the Securities Act.

7. In April 2000, the Registrant issued and sold an aggregate of 400,000 shares of its Series T Preferred Stock to Triangle Pharmaceuticals, Inc. for an aggregate purchase price of $2,000,000 in connection with a License Agreement with Triangle Pharmaceuticals, Inc. This sale was made in reliance on Section 4(2) of the Securities Act.

8. From June 2000 to October 2000, the Registrant issued and sold an aggregate of 5,668,750 shares of its Series C Preferred Stock to a total of 42 investors for an aggregate purchase price of $22,675,000. These sales were made in reliance on Section 4(2) of the Securities Act.

9. In July 2000, the Registrant issued an aggregate of 11,111 shares of its common stock to Parteurope Development as compensation for services valued at approximately $275,000 in connection with a consulting agreement. This issuance was made in reliance on Section 4(2) of the Securities Act.

10. From March 2002 to July 2002, the Registrant issued and sold an aggregate of 16,882,220 shares of its Series D Preferred Stock to a total of 46 investors for an aggregate purchase price of $34,777,373.20. These sales were made in reliance on Section 4(2) of the Securities Act.

11. In August 2002, the Registrant issued a warrant to purchase 253,233 shares of its Series D Preferred Stock to Banc of America Securities LLC as placement agent in connection with the Series D financing. The warrant was issued in reliance on Section 4(2) of the Securities Act.

12. In October 2003, Dynavax Asia Pte. Ltd., a subsidiary of the Registrant incorporated under the laws of Singapore, issued and sold an aggregate of 15,200,000 ordinary shares to a total of eight investors for an aggregate purchase price of $15,200,000. The ordinary shares will be exchanged for 2,111,111 shares of common stock of the Registrant upon the completion of this offering. These sales were made in reliance on Section 4(2) of the Securities Act.

      The issuances of the securities in the transactions above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act promulgated thereunder as transactions by an issuer not involving a public offering, where the purchasers represented their intention to acquire the securities for investment only and not with a view to distribution and received or had access to adequate information about the Registrant, or Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan or a written contract relating to compensation.

      Appropriate legends were affixed to the stock certificates issued in the above transactions. Similar legends were imposed in connection with any subsequent sales of any such securities. No underwriters were employed in any of the above transactions.

Item 16.	Exhibits and Financial Statement Schedules

      (a) Exhibits

      The exhibits are as set forth in the Exhibit Index.

      (b) Financial Statement Schedules.

      All schedules have been omitted because they are not required or are not applicable or the required information is shown in the financial statements or related notes.

Item 17.	Undertakings

      The Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California on the 16th day of January, 2004.

DYNAVAX TECHNOLOGIES CORPORATION

By:	/s/ WILLIAM J. DAWSON

William J. Dawson
Vice President and Chief Financial Officer

POWER OF ATTORNEY

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

* Dino Dina	President, Chief Executive Officer and Director (Principal Executive Officer)	January 16, 2004

/s/ WILLIAM J. DAWSON William J. Dawson	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	January 16, 2004

* Daniel S. Janney	Chairman of the Board	January 16, 2004

* Louis C. Bock	Director	January 16, 2004

* Dennis Carson, M.D.	Director	January 16, 2004

* Jan Leschly	Director	January 16, 2004

* Arnold L. Oronsky, Ph.D.	Director	January 16, 2004

*Pursuant to Power of Attorney
/s/ WILLIAM J. DAWSON Attorney-in-fact		January 16, 2004

EXHIBIT INDEX

Exhibit
Number		Document

1.1		Form of Underwriting Agreement
3	.1*	Form of Amended and Restated Certificate of Incorporation of the Registrant to be in effect upon the closing of this offering
3	.2*	Form of Bylaws of the Registrant to be in effect upon the closing of this offering
4.1		Reference is made to Exhibits 3.1 and 3.2
4.2		Specimen Stock Certificate of the Registrant
4.3		Fourth Amended Investors’ Rights Agreement, dated as of October 20, 2003, between the Registrant and certain holders of the Registrant’s preferred stock
5	.1*	Opinion of Morrison & Foerster LLP as to the legality of the common stock
10	.1**	Form of Indemnification Agreement between the Registrant and each of its executive officers and directors
10.2		Registrant’s 1997 Equity Incentive Plan, as amended
10.3		2004 Stock Incentive Plan, including forms of agreements thereunder
10.4		2004 Employee Stock Purchase Plan, including forms of agreements thereunder
10.5		Triple Net Laboratory Lease, dated as of January 30, 1998, between the Registrant and Fifth & Potter Street Associates, LLC, including two amendments thereof
10.6		Standard Industrial/ Commercial Multi-Tenant Lease — Gross, dated January 31, 2001, between the Registrant and Neil Goldberg and Hagit Cohen
10	.7**+	Development Collaboration Agreement, dated June 10, 2003, between the Registrant and BioSeek, Inc.
10	.8**+	License and Supply Agreement, dated October 28, 2003, between the Registrant and Berna Biotech AG
10	.9**+	Exclusive License Agreement, dated March 26, 1997, between the Registrant and the Regents of the University of California, for Method, Composition and Devices for Administration of Naked Nucleotides which Express Biologically Active Peptides and Immunostimulatory Oligonucleotide Conjugates, including three amendments thereof
10	.10**+	Exclusive License Agreement, dated October 2, 1998, between the Registrant and the Regents of the University of California, for Compounds for Inhibition of Ceramide-Mediated Signal Transduction and New Anti-Inflammatory Inhibitors: Inhibitors of Stress Activated Protein Kinase Pathways, including one amendment thereof
10	.11**	Management Continuity Agreement, dated as of October 15, 2003, between the Registrant and Dino Dina
10	.12**	Management Continuity Agreement, dated as of September 2, 2003, between the Registrant and Daniel Levitt
10	.13**	Management Continuity and Severance Agreement, dated as of August 1, 2003, between the Registrant and William J. Dawson
10	.14**	Management Continuity and Severance Agreement, dated as of August 1, 2003, between the Registrant and Stephen Tuck
10	.15**	Management Continuity and Severance Agreement, dated as of August 1, 2003, between the Registrant and Robert Lee Coffman
10	.16**	Management Continuity and Severance Agreement, dated as of August 1, 2003, between the Registrant and Gary Van Nest
10.17		Lease, dated as of January 7, 2004, between the Registrant and 2929 Seventh Street, L.L.C.
16	.1**	Letter from PricewaterhouseCoopers LLP, regarding change in certifying accountants
23	.1*	Consent of Morrison & Foerster LLP (see Exhibit 5.1)
23.2		Consent of Ernst & Young LLP, Independent Auditors
23.3		Consent of PricewaterhouseCoopers LLP, Independent Accountants
24	.1**	Power of Attorney. Reference is made to the signature page included with the initial filing of the registration statement on Form S-1 with the SEC on October 24, 2003

*	To be filed by amendment

**	Previously filed

+	Confidential treatment has been requested with regard to certain portions of this document.